Filed by Marathon Petroleum Corporation

Commission File No.: 001-35054

Pursuant to Rule 425 under the Securities Act of 1933, as amended

Subject Company:

Andeavor Logistics LP

Commission File No.: 001-35143

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): May 7, 2019

Marathon Petroleum Corporation

(Exact name of registrant as specified in its charter)

Delaware	001-35054	27-1284632
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

539 South Main Street, Findlay, Ohio	45840
(Address of Principal Executive Offices)	(Zip Code)

(419) 422-2121

Registrant’s telephone number, including area code

Not Applicable

Former name or former address, if changed since last report

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of exchange on which registered
Common Stock, par value $0.01	MPC	New York Stock Exchange

Item 1.01. Entry into a Material Definitive Agreement.

Agreement and Plan of Merger

On May 7, 2019, Andeavor Logistics LP, a Delaware limited partnership (“ANDX”), Tesoro Logistics GP, LLC, a Delaware limited liability company and the general partner of ANDX (“ANDX General Partner”), MPLX LP, a Delaware limited partnership (“MPLX”), MPLX GP LLC, a Delaware limited liability company and the general partner of MPLX (“MPLX General Partner”), and MPLX MAX LLC, a Delaware limited liability company and wholly owned subsidiary of MPLX (“Merger Sub”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) pursuant to which Merger Sub will be merged with and into ANDX with ANDX surviving the merger as a wholly owned subsidiary of MPLX (the “Merger”). Both ANDX General Partner and MPLX General Partner are indirectly owned by Marathon Petroleum Corporation (“MPC”), and as a result, MPC controls both ANDX and MPLX.

Subject to the terms and conditions set forth in the Merger Agreement, at the effective time of the Merger, each holder of outstanding common units representing limited partner interests in ANDX (each, an “ANDX Common Unit”), other than any ANDX Common Unit held by ANDX General Partner and Western Refining Southwest, Inc., an Arizona corporation and affiliate of ANDX (“Southwest”), will be converted into the right to receive 1.135 common units representing limited partner interests in MPLX (“MPLX Common Units” and such exchange ratio, the “Exchange Ratio”), and any ANDX Common Unit held by ANDX General Partner and Southwest will be converted into the right to receive 1.0328 MPLX Common Units, in each case, in consideration for each ANDX Common Unit that such holder owns immediately prior to the effective time of the Merger. Additionally, each holder of a 6.875% Series A Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Units, liquidation preference $1,000 per unit, representing limited partner interests in ANDX (each an “ANDX Series A Preferred Unit”) issued and outstanding immediately prior to effective time of the Merger will be converted into the right to receive a new Series B Preferred Unit representing substantially equivalent limited partnership interests in MPLX (the “MPLX Series B Preferred Units”). The MPLX Series B Preferred Units will be a new class of units in MPLX that will be pari passu with MPLX’s existing Series A Convertible Preferred Units with respect to distribution rights and rights upon liquidation and have substantially equivalent preferences, rights, powers, duties and obligations that the ANDX Series A Preferred Units have immediately prior to the closing of the Merger.

At the effective time of the Merger, each phantom unit issued under ANDX’s 2011 Long-Term Incentive Plan, as amended and restated, and the Western Refining Logistics, LP 2013 Long-Term Incentive Plan (the “ANDX Phantom Units”), whether vested or unvested, other than any ANDX Phantom Unit that is held by a non-employee director of ANDX General Partner (each, an “ANDX Director Phantom Unit”), will automatically be converted into a phantom unit denominated in MPLX Common Units (the “Converted MPLX Phantom Unit”). The number of ANDX Common Units subject to the ANDX Phantom Units immediately prior to the effective time of the Merger will be converted into a number of ANDX Common Units subject to the Converted MPLX Phantom Units based on the Exchange Ratio (rounded down to the nearest whole number). ANDX Director Phantom Units will generally be converted into the right to receive a cash payment equal to the number of ANDX Common Units subject to such ANDX Director Phantom Unit multiplied by the product of the Exchange Ratio and the average of the volume weighted average price per unit of MPLX Common Units on the New York Stock Exchange (the “NYSE”) on each of the ten consecutive trading days ending with the complete trading day immediately prior to the closing of the Merger.

Additionally, as a result of the Merger, each ANDX TexNew Mex Unit issued and outstanding immediately prior to the effective time of the Merger will be converted into a right for Southwest, as the holder of all such units, to receive a unit representing a substantially equivalent special limited partner interest in MPLX (the “MPLX TexNew Mex Units”). By virtue of the conversion, all ANDX TexNew Mex Units will be cancelled and cease to exist as of the effective time of the Merger. The MPLX TexNew Mex Units will be a new class of units in MPLX substantially equivalent to the ANDX TexNew Mex Units, including substantially equivalent powers, preferences, rights to distributions and relative participating, optional or other special rights and the qualifications, limitations or restrictions thereon, that the ANDX TexNew Mex Units have immediately prior to the closing of the Merger. As a result of the Merger, the ANDX Special Limited Partner Interest outstanding immediately prior to the effective time of the Merger will be converted into a right for Southwest, as the holder of all such interest, to receive a substantially equivalent special limited partner interest in MPLX. By virtue of the conversion, the ANDX Special Limited Partner Interest will be cancelled and cease to exist as of the effective time of the Merger.

The conflicts committee (the “ANDX Conflicts Committee”) of the board of directors of ANDX General Partner (the “ANDX Board”) unanimously determined that the Merger Agreement and the transactions contemplated thereby, including the Merger, is in, or not opposed to, the best interests of ANDX and its subsidiaries treated as a single consolidated entity, approved and declared advisable the Merger and the transactions contemplated by the Merger Agreement, and recommended that the ANDX Board approve the Merger and Merger Agreement, the other transaction documents (including the Support Agreement (described below) collectively, the “Transaction Documents”) and the consummation of the transactions contemplated thereby. Upon the receipt of the recommendation of the ANDX Conflicts Committee, the ANDX Board unanimously determined that the Transaction Documents and the transactions contemplated thereby, including the Merger, upon the terms and conditions set forth in the Transaction Documents, are in, or not opposed to, the best interests of ANDX and its subsidiaries treated as a single consolidated entity, approved and declared advisable the Merger Agreement, the other transaction documents (including the Support Agreement (described below)) and the transactions contemplated thereby, including the Merger, and recommended that the holders of ANDX Common Units approve the Merger and the Merger Agreement and directed that the Merger Agreement be submitted to the holders of ANDX Common Units by written consent for their adoption.

The conflicts committee (the “MPLX Conflicts Committee”) of the board of directors of MPLX General Partner (the “MPLX Board”) unanimously determined that the Merger Agreement and the transactions contemplated thereby, including the Merger, are not adverse to the best interests of MPLX and its subsidiaries treated as a single consolidated entity and the holders of MPLX Common Units (other than MPLX General Partner and its affiliates, including MPC), approved the Merger Agreement and the consummation of transactions contemplated thereby, including the Merger, and recommended that the MPLX Board approve the Merger Agreement and the consummation of the transactions contemplated thereby, including the Merger. Upon the receipt of the recommendation of the MPLX Conflicts Committee, the MPLX Board unanimously determined that the Merger Agreement, the other transaction documents (including the Support Agreement (described below)) and the transactions contemplated thereby, including the Merger, are not adverse to the best interests of MPLX and its subsidiaries treated as a single consolidated entity and approved and declared advisable the Merger Agreement and the transactions contemplated thereby, including the Merger.

The completion of the Merger is subject to certain customary mutual conditions, including (i) MPLX’s registration statement on Form S-4 (the “Registration Statement”) having become effective under the Securities Act of 1933, as amended (the “Securities Act”), (ii) the receipt of the Written Consent (as defined below), (iii) the MPLX Common Units issuable in connection with the Merger having been approved for listing on the NYSE, subject to official notice of issuance, (iv) the absence of any governmental order or law prohibiting the consummation of the Merger or the other transactions contemplated by the Merger Agreement, and (v) the receipt by MPLX and ANDX of certain tax opinions from their respective legal counsel. The obligation of each party to consummate the Merger is also conditioned upon (i) compliance by the other party in all material respects with its pre-closing obligations under the Merger Agreement, (ii) the accuracy of the representations and warranties of the other parties as of the date of the Merger Agreement and as of the closing (subject to customary materiality qualifiers), (iii) the absence of a material adverse effect with respect to the other party since the date of the Merger Agreement, and (iv) the receipt by each party of a tax opinion from its respective legal counsel to the effect that no income or gain should be recognized by such party or such party’s unitholders as a result of the Merger (subject to certain exceptions).

The parties to the Merger Agreement have made customary representations, warranties and covenants in the Merger Agreement. Subject to certain exceptions, the parties have each agreed, among other things, to covenants relating to the conduct of their respective businesses during the interim period between the execution of the Merger Agreement and the consummation of the Merger. In addition, the Merger Agreement provides that, between the date of the Merger Agreement and the effective time of the Merger, the ANDX General Partner will (and MPC will cause its representatives on the ANDX Board to) cause ANDX to pay regular quarterly cash distributions on the ANDX Common Units in accordance with the ANDX partnership agreement in the ordinary course consistent with past practice, and that subject to applicable law, the Merger Agreement and the ANDX partnership agreement, any such regular quarterly distribution shall not be less than $1.03 per ANDX Common Unit without the separate determination and approval of the ANDX Conflicts Committee.

The Merger Agreement contains certain termination rights that may be exercised by either MPLX or ANDX, including in the event that (i) both parties agree by mutual written consent to terminate the Merger Agreement, (ii) the Merger is not consummated by November 8, 2019, or (iii) any law or order permanently restraining, enjoining or otherwise prohibiting consummation of the Merger having become final and non-appealable.

The foregoing description of the Merger Agreement and the transactions contemplated thereby does not purport to be complete and is qualified in its entirety by the actual Merger Agreement, a copy of which is filed as Exhibit 2.1 to this Current Report on Form 8-K and incorporated herein by reference.

Support Agreement

On May 7, 2019, concurrently with the execution of the Merger Agreement, MPLX, ANDX, ANDX General Partner, Southwest and MPC entered into a Support Agreement (the “Support Agreement”), pursuant to which, subject to the terms and conditions therein, ANDX General Partner and Southwest have agreed to deliver a written consent covering all of the ANDX Common Units beneficially owned by them (the “Covered Units”) within two business days after the Registration Statement becomes effective under the Securities Act, approving the Merger, the Merger Agreement and any other matters necessary for consummation of the Merger and the other transactions contemplated in the Merger Agreement. As of May 7, 2019, ANDX General Partner and Southwest collectively owned 156,173,128 ANDX Common Units, representing approximately 64% of the total ANDX Common Units issued and outstanding. The approval of the Merger Agreement requires the affirmative vote or consent of holders of a majority of the outstanding ANDX Common Units, which approval is expected to be obtained through written consents to be provided in accordance with the Support Agreement.

The Support Agreement also generally prohibits ANDX General Partner and Southwest from transferring the Covered Units. The Support Agreement terminates upon the earliest to occur of the termination of the Merger Agreement, the time the Merger becomes effective and the written agreement of the parties to the Support Agreement to terminate the Support Agreement.

The foregoing description of the Support Agreement does not purport to be complete and is qualified in its entirety by reference to the actual Support Agreement, a copy of which is filed as Exhibit 10.1 to this Current Report on Form 8-K and incorporated herein by reference.

The Merger Agreement and Support Agreement have been included to provide investors with information regarding their terms. They are not intended to provide any other factual information about MPLX, ANDX or their respective subsidiaries or affiliates or to modify or supplement any factual disclosures about MPLX or ANDX included in their public reports filed with the Securities and Exchange Commission (the “SEC”). The representations, warranties and covenants contained in the Merger Agreement and Support Agreement were made only for purposes of such agreements and as of specific dates, were solely for the benefit of the respective parties to such agreements, may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the respective parties to such agreements instead of establishing these matters as facts, and may be subject to standards of materiality that differ from those applicable to investors. Investors should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of the parties thereto or of any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of representations and warranties may change after the date of the Merger Agreement and the Support Agreement, which subsequent information may or may not be fully reflected in MPLX or ANDX public disclosures.

Item 8.01.	Other Events.

On May 8, 2019, MPC, MPLX and ANDX issued a press release announcing the execution of the Merger Agreement. A copy of the press release is attached as Exhibit 99.1 to this Current Report on Form 8-K and incorporated herein by reference.

Additional Information and Where to Find It

In connection with the proposed transaction, a registration statement on Form S-4 will be filed with the SEC. INVESTORS AND SECURITY HOLDERS ARE ENCOURAGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE CONSENT STATEMENT/PROSPECTUS THAT WILL BE PART OF THE REGISTRATION STATEMENT, WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. The final consent statement/prospectus will be sent to unitholders of ANDX. Investors and security holders will be able to obtain the documents free of charge at the SEC’s website, www.sec.gov, from ANDX at its website, http://ir.andeavorlogistics.com, or by contacting ANDX’s Investor Relations at (419) 421-2414, or from MPLX at its website, http://ir.mplx.com, or by contacting MPLX’s Investor Relations at (419) 421-2414.

Participants in Solicitation

MPLX, ANDX, MPC and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of consents in respect of the proposed transaction. Information concerning MPLX’s directors and executive officers is set forth in its Annual Report on Form 10-K for the year ended December 31, 2018, filed February 28, 2019. Information concerning ANDX’s directors and executive officers is set forth in its Annual Report on Form 10-K for the year ended December 31, 2018, filed February 28, 2019. Information concerning MPC’s executive officers is set forth in MPC’s Annual Report on Form 10-K for the year ended December 31, 2018, filed February 28, 2019. Information about MPC’s directors is set forth in MPC’s Definitive Proxy Statement on Schedule 14A for its 2019 Annual Meeting of Shareholders, which was filed with the SEC on March 14, 2019. Investors and security holders will be able to obtain the documents free of charge from the sources indicated above, and with respect to MPC, from its website, https//:www.marathonpetroleum.com/Investors, or by contacting MPC’s Investor Relations at (419) 421-2414. Additional information regarding the interests of such participants in the solicitation of consents in respect of the proposed transaction will be included in the registration statement and consent statement/prospectus and other relevant materials to be filed with the SEC when they become available.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

This filing contains forward-looking statements within the meaning of federal securities laws regarding MPLX and ANDX. These forward-looking statements relate to, among other things, the proposed acquisition of ANDX by MPLX and include expectations, estimates and projections concerning the business and operations, financial priorities and strategic plans of the combined entity. In accordance with “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995, these statements are accompanied by cautionary language identifying important factors, though not necessarily all such factors, that could cause future outcomes to differ materially from those set forth in the forward-looking statements. You can identify forward-looking statements by words such as “anticipate,” “believe,” “could,” “design,” “estimate,” “expect,” “forecast,” “goal,” “guidance,” “imply,” “intend,” “may,” “objective,” “opportunity,” “outlook,” “plan,” “position,” “potential,” “predict,” “project,” “prospective,” “pursue,” “seek,” “should,” “strategy,” “target,”

“would,” “will” or other similar expressions that convey the uncertainty of future events or outcomes. Such forward-looking statements are not guarantees of future performance and are subject to risks, uncertainties and other factors, some of which are beyond the companies’ control and are difficult to predict. Factors that could cause MPLX’s or ANDX’s actual results to differ materially from those implied in the forward-looking statements include: the ability to complete the proposed transaction between MPLX and ANDX on the proposed terms and timetable; the ability to satisfy various conditions to the closing of the transaction contemplated by the merger agreement; the ability to obtain regulatory approvals for the proposed transaction on the proposed terms and schedule, and any conditions imposed on the combined entity in connection with the consummation of the proposed transaction; the risk that anticipated opportunities and any other synergies from or anticipated benefits of the proposed transaction may not be fully realized or may take longer to realize than expected including whether the proposed transaction will be accretive within the expected time frame or at all; disruption from the proposed transaction making it more difficult to maintain relationships with customers, employees or suppliers; risks relating to any unforeseen liabilities of ANDX or MPLX; the amount and timing of future distributions; negative capital market conditions, including an increase of the current yield on common units; the ability to achieve strategic and financial objectives, including with respect to distribution coverage, future distribution levels, proposed projects and completed transactions; adverse changes in laws including with respect to tax and regulatory matters; the adequacy of capital resources and liquidity, including, but not limited to, availability of sufficient cash flow to pay distributions and access to debt on commercially reasonable terms, and the ability to successfully execute business plans, growth strategies and self-funding models; the timing and extent of changes in commodity prices and demand for crude oil, refined products, feedstocks or other hydrocarbon-based products; continued/further volatility in and/or degradation of market and industry conditions; changes to the expected construction costs and timing of projects and planned investments, and the ability to obtain regulatory and other approvals with respect thereto; completion of midstream infrastructure by competitors; disruptions due to equipment interruption or failure, including electrical shortages and power grid failures; the suspension, reduction or termination of MPC’s obligations under MPLX’s and ANDX’s commercial agreements; modifications to financial policies, capital budgets, and earnings and distributions; the ability to manage disruptions in credit markets or changes to credit ratings; compliance with federal and state environmental, economic, health and safety, energy and other policies and regulations and/or enforcement actions initiated thereunder; adverse results in litigation; other risk factors inherent to MPLX’s and ANDX’s industry; risks related to MPC; and the factors set forth under the heading “Risk Factors” in MPLX’s and ANDX’s respective Annual Reports on Form 10-K for the year ended December 31, 2018, filed with the SEC.

Factors that could cause MPC’s actual results to differ materially from those implied in the forward-looking statements include: the risk that the cost savings and any other synergies from the Andeavor transaction may not be fully realized or may take longer to realize than expected; disruption from the Andeavor transaction making it more difficult to maintain relationships with customers, employees or suppliers; risks relating to any unforeseen liabilities of Andeavor; risks as set forth above related to the acquisition of ANDX by MPLX; future levels of revenues, refining and marketing margins, operating costs, retail gasoline and distillate margins, merchandise margins, income from operations, net income or earnings per share; the regional, national and worldwide availability and pricing of refined products, crude oil, natural gas, NGLs and other feedstocks; consumer demand for refined products; the ability to manage disruptions in credit markets or changes to credit ratings; future levels of capital, environmental or maintenance expenditures, general and administrative and other expenses; the success or timing of completion of ongoing or anticipated capital or maintenance projects; the reliability of processing units and other equipment; business strategies, growth opportunities and expected investment; share repurchase authorizations, including the timing and amounts of any common stock repurchases; the adequacy of capital resources and liquidity, including but not limited to, availability of sufficient cash flow to execute business plans and to effect any share repurchases or dividend increases, including within the expected timeframe; the effect of restructuring or reorganization of business components; the potential effects of judicial or other proceedings on the business, financial condition, results of operations and cash flows; continued or further volatility in and/or degradation of general economic, market, industry or business conditions; compliance with federal and state environmental, economic, health and safety, energy and other policies and regulations, including the cost of compliance with the Renewable Fuel Standard, and/or enforcement actions initiated thereunder; the anticipated effects of actions of third parties such as competitors, activist investors or federal, foreign, state or local regulatory authorities or plaintiffs in litigation; the impact of adverse market conditions or other similar risks to those identified herein affecting MPLX or ANDX; and the factors set forth under the heading “Risk Factors” in MPC’s Annual Report on Form 10-K for the year ended December 31, 2018, filed with the SEC.

We have based our forward-looking statements on our current expectations, estimates and projections about our industry. We caution that these statements are not guarantees of future performance and you should not rely unduly on them, as they involve risks, uncertainties, and assumptions that we cannot predict. In addition, we have based many of these forward-looking statements on assumptions about future events that may prove to be inaccurate. While our respective management considers these assumptions to be reasonable, they are inherently subject to significant business, economic, competitive, regulatory and other risks, contingencies and uncertainties, most of which are difficult to predict and many of which are beyond our control. Accordingly, our actual results may differ materially from the future performance that we have expressed or forecast in our forward-looking statements. We undertake no obligation to update any forward-looking statements except to the extent required by applicable law.

Item 9.01	Financial Statements and Exhibits.

(d)	Exhibits.

Exhibit Number	Description

2.1*	Agreement and Plan of Merger, dated as of May 7, 2019, by and among Andeavor Logistics LP, Tesoro Logistics GP, LLC, MPLX LP, MPLX GP LLC and MPLX MAX LLC.

10.1	Support Agreement, dated as of May 7, 2019, by and among MPLX LP, Andeavor Logistics LP, Tesoro Logistics GP, LLC, Western Refining Southwest, Inc. and Marathon Petroleum Corporation.

99.1	Press Release of Marathon Petroleum Corporation, MPLX LP and Andeavor Logistics LP, dated as of May 8, 2019.

*

Schedules have been omitted pursuant to Item 601(b)(2) of Regulation S-K. Marathon Petroleum Corporation hereby undertakes to furnish supplementally a copy of any omitted schedule upon request by the SEC.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

MARATHON PETROLEUM CORPORATION

By:	/s/ Timothy T. Griffith
Name:	Timothy T. Griffith
Title:	Senior Vice President and Chief Financial Officer

Date: May 8, 2019

Exhibit 2.1

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

by and among

ANDEAVOR LOGISTICS LP,

TESORO LOGISTICS GP, LLC,

MPLX LP,

MPLX GP LLC

and

MPLX MAX LLC

Dated as of May 7, 2019

-i-

(continued)

-ii-

(continued)

-iii-

(continued)

-iv-

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of May 7, 2019, is entered into by and among ANDEAVOR LOGISTICS LP, a Delaware limited partnership (“ANDX”), TESORO LOGISTICS GP, LLC, a Delaware limited liability company (“ANDX GP”, and, together with ANDX, the “ANDX Parties”), MPLX LP, a Delaware limited partnership (“MPLX”), MPLX GP LLC, a Delaware limited liability company (“MPLX GP”, and, together with MPLX, the “MPLX Parties”), MPLX MAX LLC, a Delaware limited liability company and a wholly owned Subsidiary of MPLX (“Merger Sub” and, together with the MPLX Parties, the ANDX Parties, the “Parties”).

RECITALS

1. MPLX and ANDX desire to combine their businesses on the terms and conditions set forth in this Agreement.

2. The board of directors of ANDX GP (the “ANDX Board”) has, acting in good faith, unanimously (i) determined that this Agreement and the business combination provided for herein, pursuant to which Merger Sub will, upon the terms and subject to the conditions set forth herein, merge with and into ANDX (the “Merger”), with ANDX as the surviving entity, are in, or not opposed to, the best interests of ANDX and its Subsidiaries treated as a single consolidated entity, (ii) approved and declared advisable this Agreement and the transactions contemplated hereby, including the Merger, and (iii) resolved to recommend that the holders of ANDX Common Units approve the Merger and adopt this Agreement and directed that this Agreement be submitted to the holders of ANDX Common Units for their adoption by written consent.

3. Pursuant to Section 7.1(d) of the ANDX GP LLC Agreement (as defined herein), Western Refining Southwest, Inc., an Arizona corporation (“ANDX Refining Southwest”), Tesoro Alaska Company LLC (“ANDX Alaska”), a Delaware limited liability company, and Tesoro Refining & Marketing Company LLC, a Delaware limited liability company (“ANDX Refining & Marketing”), constituting all of the members of ANDX GP, have delivered an irrevocable written consent, in their capacity as the members of ANDX GP, to the entry by ANDX GP and ANDX into this Agreement, and the performance of their respective obligations hereunder, and the transactions contemplated by this Agreement, including the Merger (the “ANDX GP Member Consent”).

4. The board of directors of MPLX GP (the “MPLX Board”) has, acting in good faith, unanimously (i) determined that this Agreement, the Merger and the other transaction documents contemplated by this Agreement are not adverse to the best interests of MPLX and its Subsidiaries treated as a single consolidated entity and (ii) approved and declared advisable this Agreement, the other Transaction Documents (as defined below) to which MPLX is a party and the transactions contemplated hereby, including the Merger.

5. MPLX has executed and delivered, in accordance with Section 18-302 of the DLLCA and in its capacity as sole member of Merger Sub, a written consent adopting the plan of merger contained in this Agreement (the “Merger Sub Member Consent”).

6. By virtue of the Merger, upon the terms and subject to the conditions set forth in this Agreement, the holders of ANDX Common Units shall receive MPLX Common Units as more particularly set forth in this Agreement.

7. Each ANDX Party, each MPLX Party and Merger Sub desire to make certain representations, warranties, covenants and agreements in connection with this Agreement;

8. Concurrently with the execution and delivery of this Agreement, as a condition and inducement to the parties’ willingness to enter into this Agreement, ANDX GP, as record and beneficial owner of 88,624,852 ANDX Common Units representing 36.1% of the issued and outstanding ANDX Common Units, and ANDX Refining Southwest, as record and beneficial owner of 67,548,276 ANDX Common Units representing 27.5% of the issued and outstanding ANDX Common Units (as well as the holder of all of the ANDX TexNew Mex Units (as defined herein) and the ANDX Special Limited Partner Interest (as defined herein)), are entering into a support agreement, attached as Exhibit A, with MPLX and ANDX (the “Support Agreement”), pursuant to which and subject to the terms and conditions thereof, each of ANDX GP and ANDX Refining Southwest has agreed to deliver (or cause to be delivered) written consents with regards to the ANDX Common Units it beneficially owns approving the adoption of the Merger, this Agreement and the transactions contemplated hereby.

9. In consideration of the representations, warranties, covenants and agreements set forth in this Agreement, the parties agree as follows:

ARTICLE I

DEFINITIONS AND TERMS

1.1. Certain Definitions. As used in this Agreement, except as otherwise specifically provided herein, the following terms have the meanings set forth in this Section 1.1:

“Affiliate” has the meaning set forth in Rule 405 promulgated under the Securities Act, unless otherwise expressly stated herein; provided, however, that for purposes of this Agreement, the ANDX Parties and their respective Subsidiaries shall not be considered Affiliates of the MPLX Parties or any of the MPLX Parties’ other Affiliates, nor shall the MPLX Parties or any of their respective Affiliates be considered Affiliates of the ANDX Parties or any of their Subsidiaries.

“Affiliated Unitholder Eligible Units” has the meaning set forth in Section 3.1(b).

“Affiliated Unitholder Exchange Ratio” has the meaning set forth in Section 3.1(b).

“Affiliated Unitholder Merger Consideration” has the meaning set forth in Section 3.1(b).

“Agreement” has the meaning set forth in the Preamble.

“Andeavor” means Andeavor LLC, a Delaware limited liability company (formerly known as Mahi LLC), and which entity is the post-merger surviving entity of the October 1, 2018 merger of Andeavor, a Delaware corporation, into Andeavor LLC.

“ANDX” has the meaning set forth in the Preamble.

“ANDX Balance Sheet Date” means December 31, 2018.

“ANDX Board” has the meaning set forth in the Recitals.

“ANDX Common Unit” means a “Common Unit”, as such term is defined in the ANDX Partnership Agreement.

“ANDX Conflicts Committee” means the conflicts committee of the ANDX Board.

“ANDX Conflicts Committee Financial Advisor” has the meaning set forth in Section 5.18.

“ANDX Disclosure Letter” has the meaning set forth in Article V.

“ANDX Director Phantom Unit” has the meaning set forth in Section 3.2(b).

“ANDX Employee” means any current or former employee, officer, director or independent contractor (who is a natural person) of ANDX or any of its Subsidiaries or of ANDX GP.

“ANDX Employee Benefit Plan” means any “employee benefit plan” within the meaning of Section 3(3) of ERISA, employment, consulting, retirement, severance, termination or change in control agreements, deferred compensation, equity-based, incentive, bonus, supplemental retirement, profit sharing, insurance, medical, welfare, fringe or other benefit or compensation plan, program, policy, contract, or arrangement, whether or not in writing and whether or not funded and whether or not subject to ERISA, in each case, that is sponsored or maintained by, or required to be contributed to, or with respect to which ANDX Parties or any of their Subsidiaries has liability; provided, however, that no such plan, program, policy, contract or arrangement that is sponsored or maintained by MPC or any of its Affiliates that is not an ANDX Party shall constitute an ANDX Employee Benefit Plan.

“ANDX GP” has the meaning set forth in the Preamble.

“ANDX GP Interest” means the “General Partner Interest”, as such term is defined in the ANDX Partnership Agreement.

“ANDX GP LLC Agreement” means the Third Amended and Restated Limited Liability Company Agreement of ANDX GP, dated as of August 6, 2018, as amended by Amendment to Third Amended and Restated Limited Liability Company Agreement of ANDX GP, effective October 1, 2018.

“ANDX GP Member Consent” has the meaning set forth in the Recitals.

“ANDX Long-Term Incentive Plan” means the Andeavor Logistics LP 2011 Long-Term Incentive Plan, as amended and restated, and the Western Refining Logistics, LP 2013 Long-Term Incentive Plan.

“ANDX Material Adverse Effect” means any change, event, occurrence or effect that, individually or taken together with any other changes, events, occurrences or effects is, or would reasonably be expected to be, materially adverse to the financial condition, properties, business or results of operations of ANDX and its Subsidiaries, taken as a whole; provided, however, that none of the following, and no change, event, occurrence or effect, individually or in the aggregate, to the extent arising out of, resulting from or attributable to any of the following, shall constitute or be taken into account in determining whether an ANDX Material Adverse Effect has occurred or would reasonably be expected to occur: (a) any changes in the economy or financial markets generally in the United States or any other country or changes that are the result of acts of war, sabotage or terrorism or of natural disasters; (b) any changes that are the result of factors generally affecting the petrochemical refining or pipeline industries; (c) (i) the (A) announcement, or (B) consummation, of the transactions contemplated by this Agreement; provided that the exception in clause (B) shall not apply to any representation or warranty contained in Article V if the primary purpose of such representation or warranty is from the face of such representation or warranty to address the consequences resulting from the consummation of the Merger; or (ii) any litigation brought by or on behalf of any current or former holder of ANDX Common Units, in its capacity as such, arising from allegations of any breach of duty or violation of Law or breach of the ANDX Partnership Agreement relating to this Agreement or the Merger; (d) changes in Law or in GAAP after the date of this Agreement; (e) any failure in and of itself to meet any internal or publicly available projections, forecasts, estimates or predictions (provided that the exception in this clause (e) shall not prevent or otherwise affect a determination that any change, effect, or development underlying such failure has resulted in or contributed to an ANDX Material Adverse Effect); (f) any decline in the market price, trading volume or credit rating of any of ANDX’s securities (provided that the exception in this clause (f) shall not prevent or otherwise affect a determination that any change, effect, or development underlying such change has resulted in or contributed to an ANDX Material Adverse Effect); and (g) any change in the prices of natural gas, crude oil, refined petroleum products, other hydrocarbon products or natural gas liquids or products produced from hydrocarbon products, natural gas liquids or crack spreads; provided further that, any change, effect, event or occurrence referred to in clauses (a), (b), (d) and (g) shall be taken into account for purposes of determining whether an ANDX Material Adverse Effect has occurred to the extent, and only to the extent, that such change, effect, event or occurrence disproportionately adversely affects ANDX and its Subsidiaries compared to other companies of similar size operating in the petrochemical refining and pipeline industries.

“ANDX Material Contract” has the meaning set forth in Section 5.16(b).

“ANDX Parties” has the meaning set forth in the Preamble

“ANDX Partnership Agreement” means the Third Amended and Restated Agreement of Limited Partnership of ANDX, dated as of December 1, 2017, as amended by the First Amendment to Third Amended and Restated Agreement of Limited Partnership of ANDX, dated October 1, 2018.

“ANDX Phantom Unit” means a Phantom Unit as defined in and awarded pursuant to the ANDX Long-Term Incentive Plan.

“ANDX SEC Reports” has the meaning set forth in Section 5.5(a).

“ANDX Series A Preferred Units” means the “Series A Preferred Units”, as such term is defined in the ANDX Partnership Agreement.

“ANDX Series A Consideration” has the meaning set forth in Section 3.1(c).

“ANDX Special Limited Partner Interest” means the “Special Limited Partner Interest”, as such term is defined in the ANDX Partnership Agreement.

“Bankruptcy and Equity Exception” means bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar Laws of general applicability relating to or affecting creditors’ rights and to general equity principles.

“Book-Entry Unit” has the meaning set forth in Section 3.1(f).

“Business Day” means any day ending at 11:59 p.m. (Eastern Time) other than a Saturday or Sunday or a day on which banks in the City of New York or the Department of State of the State of Delaware is required or authorized by Law to close.

“Certificate” has the meaning set forth in Section 3.1(f).

“Certificate of Merger” has the meaning set forth in Section 2.3(a).

“Closing” has the meaning set forth in Section 2.2.

“Closing Date” has the meaning set forth in Section 2.2.

“COBRA” means the group health plan continuation coverage requirements of Part 6 Subtitle B of Title I of ERISA and Section 4980B of the Code.

“Code” means the Internal Revenue Code of 1986, as amended.

“Consent Statement/Prospectus” has the meaning set forth in Section 5.20.

“Contract” means any agreement, lease, license, contract, note, mortgage, indenture, arrangement or other obligation.

“Controlled Group Liability” has the meaning set forth in Section 5.8(c).

“Converted MPLX Phantom Unit” has the meaning set forth in Section 3.2(a).

“D&O Insurance” has the meaning set forth in Section 7.12(c).

“DLLCA” means the Delaware Limited Liability Company Act, as amended.

“DRULPA” means the Delaware Revised Uniform Limited Partnership Act, as amended.

“DTC” has the meaning set forth in Section 4.2(a).

“Effective Time” has the meaning set forth in Section 2.3(a).

“Environmental Law” means any Law relating to: (a) the protection, preservation or remediation of the environment, (b) the generation, handling, use, treatment, storage, presence, transportation, disposal, release or threatened release of any Hazardous Substance or (c) as it relates to exposure to Hazardous Substances, human safety and health.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Exchange Agent” has the meaning set forth in Section 4.1.

“Exchange Fund” has the meaning set forth in Section 4.1.

“GAAP” means generally accepted accounting principles in the United States.

“Governing Documents” means (a) with respect to any Person that is a corporation, its articles or certificate of incorporation, memorandum and articles of association, as the case may be, and bylaws, or comparable documents, (b) with respect to any Person that is a limited partnership, its certificate of limited partnership and partnership agreement, or comparable documents, (c) with respect to any Person that is a limited liability company, its certificate of formation and limited liability company or operating agreement, or comparable documents and (d) with respect to any other Person that is not an individual, its comparable organizational documents.

“Governmental Entity” means any domestic, foreign, tribal or transnational governmental, quasi-governmental, regulatory or self-regulatory authority, agency, commission, body, department or instrumentality or any court, tribunal or arbitrator or other entity or subdivision thereof or other legislative, executive or judicial entity of any nature.

“Hazardous Substance” means any waste, substance, or material, whether solid, liquid, gaseous, or any combination of the foregoing, that is: (a) listed, classified, defined or regulated as a “hazardous material,” “hazardous waste,” “hazardous substance,” “toxic substance,” “contaminant,” or “pollutant,” or words of similar import, or otherwise regulated or classified as hazardous or toxic pursuant to any applicable Environmental Law; or (b) any petroleum product or by-product, asbestos-containing material, lead-containing paint or plumbing, polychlorinated biphenyls, radioactive material or radon.

“Indebtedness” means, with respect to any Person, without duplication, all obligations or undertakings by such Person: (a) for borrowed money (including deposits or advances of any kind to such Person); (b) evidenced by bonds, debentures, notes or similar instruments; (c) for capitalized leases or to pay the deferred and unpaid purchase price of property or equipment; (d) pursuant to securitization or factoring programs or arrangements; (e) pursuant to guarantees and arrangements having the economic effect of a guarantee of any Indebtedness of any other Person (other than between or among any of the MPLX Parties and their wholly owned Subsidiaries or between or among the ANDX Parties and their wholly owned Subsidiaries); (f) to maintain or cause to be maintained the financing, financial position or covenants of others or to purchase the obligations or property of others; (g) net cash payment obligations of such Person under swaps, options, derivatives and other hedging Contracts or arrangements that will be payable upon termination thereof (assuming termination on the date of determination); or (h) letters of credit, bank guarantees, and other similar Contracts or arrangements entered into by or on behalf of such Person.

“Indemnified Person” has the meaning set forth in Section 7.12(a).

“Insurance Policies” has the meaning set forth in Section 5.15.

“Intellectual Property Rights” means, anywhere in the world, all (a) trademarks, service marks, brand names, certification marks, collective marks, d/b/a’s, Internet domain names, logos, symbols, trade dress, trade names, and other indicia of origin, all applications and registrations for the foregoing, and all goodwill associated therewith and symbolized thereby, including all renewals of same; (b) inventions and discoveries, whether patentable or not, and all patents, registrations, invention disclosures and applications therefor, including divisions, continuations, continuations-in-part and renewal applications, and including renewals, extensions and reissues; (c) confidential information, trade secrets and know-how, including processes, schematics, business methods, formulae, drawings, prototypes, models, designs, customer lists and supplier lists; (d) published and unpublished works of authorship, whether copyrightable or not (including databases and other compilations of information), copyrights therein and thereto, and registrations and applications therefor, and all renewals, extensions, restorations and reversions thereof; and (e) all other intellectual property or proprietary rights.

“Intended Tax Treatment” has the meaning set forth in Section 7.11(c).

“Knowledge” or any similar phrase means (a) with respect to the ANDX Parties, the actual knowledge after reasonable inquiry of the individuals set forth in Section 1.1 of the ANDX Disclosure Letter, and (b) with respect to the MPLX Parties, the actual knowledge after reasonable inquiry of the individuals set forth in Section 1.1 of the MPLX Disclosure Letter.

“Law” means any applicable federal, state, local, foreign, tribal, international or transnational law, statute, ordinance, common law, rule, regulation, standard, judgment, determination, order, writ, injunction, decree, arbitration award, treaty, agency requirement, authorization, license or permit of any Governmental Entity.

“Letter of Transmittal” has the meaning set forth in Section 4.2(a).

“Licenses” means all permits, licenses, certifications, approvals, registrations, consents, authorizations, franchises, variances, waivers, exemptions and orders issued or granted by a Governmental Entity.

“Lien” means any pledge, lien, charge, option, hypothecation, mortgage, security interest, license, sublicense or any other similar encumbrance, or any agreement, option, right or privilege (whether by Law, contract or otherwise) capable of becoming any of the foregoing.

“Merger” has the meaning set forth in the Recitals.

“Merger Consideration” means the Public Unitholder Merger Consideration and the Affiliated Unitholder Merger Consideration.

“Merger Sub” has the meaning set forth in the Preamble.

“Merger Sub Member Consent” has the meaning set forth in the Recitals.

“MPC” means Marathon Petroleum Corporation, a Delaware corporation.

“MPLX” has the meaning set forth in the Preamble.

“MPLX Balance Sheet Date” means December 31, 2018.

“MPLX Board” has the meaning set forth in the Recitals.

“MPLX Common Unit” means a “Common Unit”, as such term is defined in the MPLX Partnership Agreement.

“MPLX Conflicts Committee” means the conflicts committee of the MPLX Board.

“MPLX Disclosure Letter” has the meaning set forth in Article VI.

“MPLX Employee Benefit Plan” means any “employee benefit plan” within the meaning of Section 3(3) of ERISA, employment, consulting, retirement, severance, termination or change in control agreements, deferred compensation, equity-based, incentive, bonus, supplemental retirement, profit sharing, insurance, medical, welfare, fringe or other benefit or compensation plan, program, policy, contract, or arrangement, whether or not in writing and whether or not funded and whether or not subject to ERISA, in each case, that is sponsored or maintained by, or required to be contributed to, or with respect to which MPLX Parties or any of their Subsidiaries has liability; provided, however, that no such plan, program, policy, contract or arrangement that is sponsored or maintained by MPC or any of its Affiliates that is not a MPLX Party shall constitute a MPLX Employee Benefit Plan.

“MPLX GP” has the meaning set forth in the Preamble.

“MPLX GP Interest” means the “General Partner Interest”, as such term is defined in the MPLX Partnership Agreement.

“MPLX Long-Term Incentive Plan” means the MPLX LP 2012 Incentive Compensation Plan and the MPLX LP 2018 Incentive Compensation Plan, as originally in effect on March 15, 2018.

“MPLX Material Adverse Effect” means any change, event, occurrence or effect that, individually or taken together with any other changes, events, occurrences or effects is, or would reasonably be expected to be, materially adverse to the financial condition, properties, business or results of operations of MPLX and its Subsidiaries, taken as a whole; provided, however, that none of the following, and no change, event, occurrence or effect, individually or in the aggregate, to the extent arising out of, resulting from or attributable to any of the following, shall constitute or be taken into account in determining whether a MPLX Material Adverse Effect has occurred or would reasonably be expected to occur: (a) any changes in the economy or financial markets generally in the United States or any other country or changes that are the result of acts of war, sabotage or terrorism or of natural disasters; (b) any changes that are the result of factors generally affecting the petrochemical refining or pipeline industries; (c) (i) the (A) announcement, or (B) consummation, of the transactions contemplated by this Agreement; provided that the exception in clause (B) shall not apply to any representation or warranty contained in Article VI if the primary purpose of such representation or warranty is from the face of such representation or warranty to address the consequences resulting from the consummation of the Merger; or (ii) any litigation brought by or on behalf of any current or former holder of MPLX Common Units, in its capacity as such, arising from allegations of any breach of duty or violation of Law or breach of the MPLX Partnership Agreement relating to this Agreement or the Merger; (d) changes in Law or in GAAP after the date of this Agreement; (e) any failure in and of itself to meet any internal or publicly available projections, forecasts, estimates or predictions (provided that the exception in this clause (e) shall not prevent or otherwise affect a determination that any change, effect, or development underlying such failure has resulted in or contributed to a MPLX Material Adverse Effect); (f) any decline in the market price, trading volume or credit rating of any of MPLX’s securities (provided that the exception in this clause (f) shall not prevent or otherwise affect a determination that any change, effect, or development underlying such change has resulted in or contributed to a MPLX Material Adverse Effect); and (g) any change in the prices of natural gas, crude oil, refined petroleum products, other hydrocarbon products or natural gas liquids or products produced from hydrocarbon products, natural gas liquids or crack spreads; provided further that, any change, effect, event or occurrence referred to in clauses (a), (b), (d) and (g) shall be taken into account for purposes of determining whether a MPLX Material Adverse Effect has occurred to the extent, and only to the extent, that such change, effect, event or occurrence disproportionately adversely affects MPLX and its Subsidiaries compared to other companies of similar size operating in the petrochemical refining and pipeline industries.

“MPLX Material Contract” has the meaning set forth in Section 6.16(b).

“MPLX Parties” has the meaning set forth in the Preamble.

“MPLX Partnership Agreement” means the Fourth Amended and Restated Agreement of Limited Partnership of MPLX, dated as of February 1, 2018.

“MPLX Phantom Unit” means a “Phantom Unit” as defined in and awarded under the MPLX Long-Term Incentive Plan.

“MPLX Performance Unit” means a “Performance Unit” as defined in and awarded under the MPLX Long-Term Incentive Plan.

“MPLX Series A Preferred Units” means a “Series A Preferred Unit”, as defined in the MPLX Partnership Agreement.

“MPLX Series B Preferred Units” means a new class of units of MPLX that are pari passu with the MPLX Series A Preferred Units and with substantially equivalent preferences, rights, powers, duties and obligations as the ANDX Series A Preferred Units.

“MPLX SEC Reports” has the meaning set forth in Section 6.5(a).

“MPLX Special Limited Partner Interest” means a new limited partner interest in MPLX with substantially equivalent rights, powers, duties and obligations as the ANDX Special Limited Partner Interest.

“MPLX TexNew Mex Units” means a new class of units of MPLX with substantially equivalent rights, powers, duties and obligations as the TexNew Mex Units.

“New ANDX GP” means any wholly owned Affiliate of MPLX (as designated by MPLX prior to Closing).

“NYSE” means the New York Stock Exchange.

“Order” means any permanent, preliminary or temporary injunction or other order, decree, decision, determination or judgment that would delay, restrain, prevent, enjoin or otherwise prohibit consummation of the transactions contemplated by this Agreement.

“Parties” has the meaning set forth in the Preamble.

“Permitted Liens” means all: (a) mechanics’, materialmen’s, carriers’, workmen’s, repairmen’s, vendors’, operators’ or other like Liens, if any, that do not materially detract from the value of or materially interfere with the use of any of the assets of the ANDX Parties or their Subsidiaries or the MPLX Parties and their Subsidiaries, as applicable, subject thereto; (b) Liens arising under original purchase price conditional sales contracts and equipment leases with third parties entered into in the ordinary course of business; (c) title defects or Liens (other than those constituting Liens for the payment of Indebtedness), if any, that do not or would not, individually or in the aggregate, impair in any material respect the use or occupancy of the assets of the ANDX Parties and their Subsidiaries or the MPLX Parties and their Subsidiaries, as applicable, taken as a whole; (d) Liens for Taxes that are not yet due and payable or that are being contested in good faith and for which adequate accruals or reserves have been established; and (e) Liens supporting surety bonds, performance bonds and similar obligations issued in connection with the businesses of the MPLX Parties and their Subsidiaries or the ANDX Parties and their Subsidiaries, as applicable.

“Person” means any individual, corporation (including not-for-profit), general or limited partnership, limited liability company, joint venture, estate, trust, association, organization, Governmental Entity or other entity of any kind or nature.

“Public Unitholder Eligible Units” has the meaning set forth in Section 3.1(a).

“Public Unitholder Exchange Ratio” has the meaning set forth in Section 3.1(a).

“Public Unitholder Merger Consideration” has the meaning set forth in Section 3.1(a).

“Registration Statement” has the meaning set forth in Section 5.20.

“Representatives” means, with respect to any Person, such Person’s and each of its respective Subsidiaries’ and controlled Affiliates’ officers, directors, employees, investment bankers, financial advisors, attorneys, accountants or other advisors, agents or representatives.

“Requisite ANDX Approval” has the meaning set forth in Section 5.3(a).

“Rights” means, with respect to any Person, preemptive or other outstanding rights, options, warrants, conversion rights, stock appreciation rights, redemption rights, repurchase rights, agreements, arrangements, calls, commitments or rights of any kind that obligate such Person to issue or to sell any units representing limited partner interests or other securities of such Person or any securities or obligations convertible or exchangeable into or exercisable for, or giving any other Person a right to subscribe for or acquire, any securities of such Person.

“Rights-of-Way” has the meaning set forth in Section 5.17(b).

“Sarbanes-Oxley Act” has the meaning set forth in Section 5.5(a).

“SEC” means the United States Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended.

“Significant Subsidiary” has the meaning ascribed to such term in Rule 1-02(w) of Regulation S-X promulgated pursuant to the Exchange Act.

“Subsidiary” means, with respect to any Person, any other Person of which at least a majority of the securities or ownership interests having by their terms ordinary voting power to elect a majority of the board of directors or other persons performing similar functions is directly or indirectly owned or controlled by such Person and/or by one or more of its Subsidiaries.

“Support Agreement” has the meaning set forth in the Recitals.

“Surviving Entity” has the meaning set forth in Section 2.1.

“Surviving ANDX Partnership Agreement” has the meaning set forth in Section 2.4(a).

“Tax” and “Taxes” means any and all U.S. federal, state, local, foreign or provincial taxes, charges, imposts, levies or other assessments, including all net income, gross receipts, capital, sales, use, ad valorem, value added, transfer, franchise, profits, inventory, capital stock, license, withholding, payroll, employment, social security, unemployment, excise, severance, stamp, occupation, property and estimated taxes, customs duties, fees, assessments and similar charges, including any and all interest, penalties, fines, additions to tax or additional amounts imposed by any Governmental Entity in connection or with respect thereto.

“Tax Return” means any return, report or similar filing (including any attached schedules, supplements and additional or supporting material) filed or required to be filed with respect to Taxes, including any information return, claim for refund, amended return or declaration of estimated Taxes (and including any amendments with respect thereto).

“Termination Date” has the meaning set forth in Section 9.2(a).

“TexNew Mex Unit” means a “TexNew Mex Unit”, as such term is defined in the ANDX Partnership Agreement.

“Transaction Documents” means, collectively, this Agreement and the Support Agreement, including all exhibits, annexes and schedules thereto.

“Treasury Regulation” means the regulations (including temporary regulations) promulgated by the United States Department of the Treasury pursuant to and in respect of provisions of the Code. All references in this Agreement to sections of the Treasury Regulations shall include any corresponding provision or provisions of succeeding, similar or substitute, temporary or final Treasury Regulations.

“Written Consent” means approval of this Agreement and the transaction contemplated hereby, including the Merger, by written consent without a meeting in accordance with Section 13.11 of the ANDX Partnership Agreement of the holders of ANDX Common Units constituting a Unit Majority (as defined in the ANDX Partnership Agreement).

1.2. Other Terms. Each of the other capitalized terms used in this Agreement has the meaning set forth where such term is first used or, if no meaning is set forth, the meaning required by the context in which such term is used.

1.3. Calculation of Time Periods. Except as otherwise specifically provided herein, when calculating the period of time within which, or following which, any act is to be done or step taken pursuant to this Agreement, the date that is the reference day in calculating such period shall be excluded. If the last day of the period is a non-Business Day, the period in question shall end on the next Business Day.

1.4. Additional Rules of Interpretation; Construction Provisions. Unless the express context otherwise requires:

(a) the word “day” means calendar day;

(b) the words “hereof”, “herein”, “hereunder” and words of similar import, when used in this Agreement, shall refer to this Agreement as a whole and not to any particular provision of this Agreement;

(c) the terms defined in the singular have a comparable meaning when used in the plural and vice versa;

(d) the term “dollars” and the symbol “$” mean United States Dollars;

(e) references in this Agreement to a specific Article, Section, Subsection, Recital, Preamble, Schedule or Exhibit shall refer, respectively, to Articles, Sections, Subsections, Recitals, Preamble, Schedules or Exhibits of this Agreement;

(f) wherever the word “include”, “includes” or “including” is used in this Agreement, it shall be deemed to be followed by the words “without limitation”;

(g) references in this Agreement to any gender include the other gender;

(h) references in this Agreement to the “United States” or abbreviations thereof mean the United States of America and its territories and possessions;

(i) the word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends and such phrase shall not mean simply “if”;

(j) all accounting terms used herein and not expressly defined herein shall have the meanings given to them under GAAP;

(k) except as otherwise specifically provided herein, all references in this Agreement to any statute include the rules and regulations promulgated thereunder, in each case as amended, reenacted, consolidated or replaced from time to time and in the case of any such amendment, reenactment, consolidation or replacement, reference herein to a particular provision shall be read as referring to such amended, reenacted, consolidated or replaced provision and also include, unless the context otherwise requires, all applicable guidelines, bulletins or policies made in connection therewith;

(l) except as otherwise specifically provided herein, all references in this Agreement to any Contract (including this Agreement) or other agreement, document or instrument mean such Contract or other agreement, document or instrument as amended, supplemented, qualified, modified, varied, restated or replaced from time to time in accordance with the terms thereof and, unless otherwise specified therein, include all schedules, annexes, addenda, exhibits and any other documents attached or incorporated by reference thereto; and

(m) the Parties have participated jointly in negotiating and drafting this Agreement. In the event that an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties, and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any provision of this Agreement.

ARTICLE II

THE MERGERS

2.1. The Merger. Upon the terms and subject to the satisfaction or waiver of the conditions set forth in this Agreement, at the Effective Time, Merger Sub shall be merged with and into ANDX and the separate existence of Merger Sub shall thereupon cease.

ANDX shall be the surviving limited partnership in the Merger (sometimes hereinafter referred to as the “Surviving Entity”) and following the Merger, shall be a subsidiary of MPLX, and the separate existence of ANDX with all of its rights, privileges, immunities, powers and franchises shall continue unaffected by the Merger, except as set forth in Section 2.4. The Merger shall be conducted in accordance with and shall have the effects set forth in this Agreement and the applicable provisions of the DRULPA and DLLCA, as applicable.

2.2. Closing. Unless otherwise mutually agreed in writing by each of the parties, the closing of the Merger (the “Closing”) shall take place at the offices of Jones Day, 717 Texas Street, Houston, Texas, at 10:00 a.m. (Eastern Time) on the second Business Day (the “Closing Date”) following the day on which the last to be satisfied or waived of the conditions set forth in Article VIII (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions) shall be satisfied or waived in accordance with this Agreement.

2.3. Effective Time. As soon as practicable following, and on the date of, the Closing, ANDX and MPLX will cause a Certificate of Merger effecting the Merger (the “Certificate of Merger”) to be executed, acknowledged and filed with the Secretary of State of the State of Delaware, duly executed in accordance with the relevant provisions of DRULPA and DLLCA, as applicable. The Merger shall become effective at the time when the Certificate of Merger has been duly filed with the Secretary of State of the State of Delaware or at such later time as may be agreed by the parties in writing and specified in the Certificate of Merger (the “Effective Time”).

2.4. Effect of the Merger.

(a) At the Effective Time: (i) the certificate of limited partnership of ANDX as in effect immediately prior to the Effective Time shall be amended to reflect the admission of the New ANDX General Partner as the general partner of the Surviving Entity; (ii) the ANDX Partnership Agreement shall remain in effect without modification (the “Surviving ANDX Partnership Agreement”), and shall continue in effect until thereafter changed or amended as provided therein or by applicable Law and in each case consistent with the obligations set forth in Section 7.12(b); (iii) the general partner interest held by ANDX GP shall be cancelled and MPLX and New ANDX GP shall execute and deliver the Surviving ANDX Partnership Agreement; (iv) each of MPLX and New ANDX GP shall be bound by the Surviving ANDX Partnership Agreement upon execution and delivery thereof by MPLX and New ANDX GP; (v) pursuant to the Surviving ANDX Partnership Agreement, New ANDX GP shall be the sole general partner of ANDX with a non-economic general partner interest in ANDX; (vi) MPLX shall be admitted to ANDX as the sole limited partner of ANDX and all limited partners of ANDX immediately prior to the Merger shall simultaneously cease to be limited partners of ANDX; (vii) ANDX shall continue without dissolution; and (viii) the books and records of ANDX shall be revised to reflect the foregoing.

(b) MPLX GP consents to the admission to MPLX, as a limited partner of MPLX, of each holder of ANDX Common Units who is issued MPLX Common Units in exchange for such holder’s ANDX Common Units, and each holder of ANDX Series A Preferred Units who is issued MPLX Series B Preferred Units in exchange for such holder’s ANDX Series A Preferred Units, in accordance with Article IV upon the proper surrender of a Certificate or Book-Entry Unit. Upon such a surrender of a Certificate (or upon a waiver of the requirement to surrender a Certificate granted by MPLX GP in its sole discretion) or Book-Entry Units, the recording of the name of such Person as a limited partner of MPLX (and as the Record Holder (as such term is defined in the MPLX Partnership Agreement) of such MPLX Common Units or ANDX Series A Preferred Units, as applicable) on the books and records of MPLX and its Transfer Agent (as such term is defined in the MPLX Partnership Agreement), and the issuance of MPLX Common Units or MPLX Series B Preferred Units, as applicable, to such person in accordance with Section 3.1, such Person shall automatically be admitted to MPLX as a limited partner of MPLX and be bound by the MPLX Partnership Agreement as such in accordance with Section 10.1 of the MPLX Partnership Agreement. By its surrender of a Certificate or Book-Entry Units, a former holder of ANDX Common Units or ANDX Series A Preferred Units confirms its agreement to be bound by all of the terms and conditions of the MPLX Partnership Agreement, including any power of attorney granted therein.

ARTICLE III

EFFECT OF THE MERGER ON EQUITY SECURITIES

3.1. Merger Consideration; Effect of the Merger on Equity Securities. Subject to the provisions of this Agreement, at the Effective Time, by virtue of the Merger and without any action on the part of any of the Parties, any holder of ANDX Common Units, any holder of MPLX Common Units or any other Person:

(a) Subject to Section 4.5 and Section 4.10, each ANDX Common Unit, other than any ANDX Common Unit held by ANDX GP and ANDX Refining Southwest, issued and outstanding immediately prior to the Effective Time (such ANDX Common Units, the “Public Unitholder Eligible Units”) shall be converted into the right to receive 1.135 (the “Public Unitholder Exchange Ratio”) validly issued, fully paid and non-assessable (except to the extent such non-assessability may be affected by Sections 17-303, 17-607 and 17-804 of the DRULPA) MPLX Common Units (such number of MPLX Common Units, the “Public Unitholder Merger Consideration”).

(b) Subject to Section 4.5 and Section 4.10, each ANDX Common Unit held by ANDX GP and ANDX Refining Southwest issued and outstanding immediately prior to the Effective Time (such ANDX Common Units, the “Affiliated Unitholder Eligible Units”) shall be converted into the right to receive 1.0328 (the “Affiliated Unitholder Exchange Ratio”) validly issued, fully paid and non-assessable (except to the extent such non-assessability may be affected by Sections 17-303, 17-607 and 17-804 of the DRULPA) MPLX Common Units (such number of MPLX Common Units, the “Affiliated Unitholder Merger Consideration”).

(c) Each ANDX Series A Preferred Unit issued and outstanding immediately prior to the Effective Time shall be converted into the right to receive a validly issued, fully paid and non-assessable (except to the extent such non-assessability may be affected by Sections 17-303, 17-607 and 17-804 of the DRULPA) MPLX Series B Preferred Unit (the “ANDX Series A Consideration”).

(d) Each TexNew Mex Unit issued and outstanding immediately prior to the Effective Time shall be converted into a validly issued, fully paid and non-assessable (except to the extent such non-assessability may be affected by Sections 17-303, 17-607 and 17-804 of the DRULPA) MPLX TexNew Mex Unit, and by virtue of the conversion set forth in this Section 3.1(d), all TexNew Mex Units shall be deemed to be cancelled and shall cease to exist as of the Effective Time.

(e) The ANDX Special Limited Partner Interest shall be converted into the MPLX Special Limited Partner Interest, and by virtue of the conversion set forth in this Section 3.1(e), the ANDX Special Limited Partner Interest shall be deemed to be cancelled and shall cease to exist as of the Effective Time.

(f) All of the Public Unitholder Eligible Units converted into the right to receive the Public Unitholder Merger Consideration, all of the Affiliated Unitholder Eligible Units converted into the right to receive Affiliated Unitholder Merger Consideration, and all of the ANDX Series A Preferred Units converted into the right to receive the ANDX Series A Consideration pursuant to this Article III shall cease to be outstanding, shall be cancelled and shall cease to exist as of the Effective Time, and each certificate formerly representing any of the Public Unitholder Eligible Units, Affiliated Unitholder Eligible Units or ANDX Series A Preferred Units (each, a “Certificate”) and each book-entry account formerly representing any non-certificated Public Unitholder Eligible Units, Affiliated Unitholder Eligible Units or ANDX Series A Preferred Units (each, a “Book-Entry Unit”) shall thereafter represent only the right to receive the Public Unitholder Merger Consideration, Affiliated Unitholder Merger Consideration or the ANDX Series A Consideration, as applicable, and, with respect to the Public Unitholder Eligible Units and Affiliated Unitholder Eligible Units, the right, if any, to receive pursuant to Section 4.5 cash in lieu of fractional units into which such Public Unitholder Eligible Units or Affiliated Unitholder Eligible Units have been converted pursuant to this Section 3.1(f) and any distributions pursuant to Section 4.3, in each case without interest.

(g) Each limited liability company interest of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into ANDX Common Units, which shall constitute in the aggregate 100% of the aggregate partnership interest (as defined in DRULPA) of all limited partners in the Surviving Entity.

(h) MPLX’s partnership interests issued and outstanding immediately prior to the Effective Time shall be unchanged and remain outstanding and each limited partner and general partner admitted to MPLX immediately prior to the Effective Time shall continue as a limited partner and/or general partner of MPLX, as applicable.

3.2. Treatment of Phantom Units.

(a) ANDX Phantom Units. At the Effective Time, each outstanding ANDX Phantom Unit, other than any ANDX Director Phantom Unit, whether vested or unvested, shall, automatically and without any action on the part of the holder thereof, cease to represent a phantom unit denominated in ANDX Common Units and shall be converted into a phantom unit denominated in MPLX Common Units (each, a “Converted MPLX Phantom Unit”).

The number of MPLX Common Units subject to each Converted MPLX Phantom Unit shall be equal to the product (rounded down to the nearest whole number) of (x) the number of ANDX Common Units subject to such ANDX Phantom Unit immediately prior to the Effective Time multiplied by (y) the Public Unitholder Exchange Ratio. For the avoidance of doubt, any then-accumulated distribution equivalent amounts payable pursuant to distribution equivalent rights with respect to each ANDX Phantom Unit will carry over and be paid to the holder upon, and subject to, the vesting of the Converted MPLX Phantom Unit that corresponds to the ANDX Phantom Unit to which such distribution equivalent amounts related.

(b) ANDX Director Phantom Units. At the Effective Time, each outstanding ANDX Phantom Unit that is held by a non-employee director of ANDX GP (each, an “ANDX Director Phantom Unit”) shall, automatically and without any action on the part of the holder thereof, be cancelled and shall only entitle the holder of such ANDX Director Phantom Unit to receive (without interest), as soon as reasonably practicable following the Effective Time (but in any event no later than ten (10) Business Days after the Effective Time), a cash payment equal to (i) the number of ANDX Common Units subject to such ANDX Director Phantom Unit immediately prior to the Effective Time, whether or not vested, multiplied by (ii) the product of (A) the Public Unitholder Exchange Ratio and (B) the average of the volume weighted average price per unit of MPLX Common Units on NYSE (as reported by Bloomberg L.P. or, if not reported therein, in another authoritative source mutually selected by MPLX and ANDX) on each of the ten (10) consecutive trading days ending with the complete trading day immediately prior to the Closing Date; provided, however, that to the extent that any such ANDX Director Phantom Unit constitutes nonqualified deferred compensation subject to Section 409A of the Code, such payment shall be paid in accordance with the applicable award’s terms and at the earliest time permitted under the terms of such award that will not result in the application of a tax or penalty under Section 409A of the Code.

(c) ANDX Actions. At or prior to the Effective Time, ANDX and the ANDX Board, as applicable, shall adopt any resolutions and take any actions that are necessary to effectuate the treatment of the ANDX Phantom Units and ANDX Director Phantom Units and to give effect to this Section 3.2. ANDX shall take all actions necessary to ensure that from and after the Effective Time, neither MPLX nor the Surviving Entity will be required to deliver ANDX Common Units or other units of ANDX to any Person pursuant to or in settlement of ANDX Phantom Units.

(d) MPLX Actions. MPLX shall take all actions that are necessary for the assumption of the ANDX Phantom Units pursuant to Section 3.2(a), including the reservation, issuance and listing of MPLX Common Units as necessary to effect the transactions contemplated by this Section 3.2.

ARTICLE IV

DELIVERY OF MERGER CONSIDERATION; PROCEDURES FOR SURRENDER

4.1. Exchange Agent. At or prior to the Effective Time, MPLX shall deposit or cause to be deposited with an exchange agent selected by MPLX with ANDX’s prior approval (which approval shall not be unreasonably conditioned, withheld or delayed) to serve as the exchange agent (the “Exchange Agent”), for the benefit of the holders of Public Unitholder

Eligible Units, Affiliated Unitholder Eligible Units and ANDX Series A Preferred Units, (a) an aggregate number of MPLX Common Units and MPLX Series B Preferred Units to be issued in uncertificated form or book-entry form and (b) an aggregate amount of cash comprising approximately the aggregate amount of cash, if any, required to be paid in lieu of any fractional units of Public Unitholder Eligible Units and Affiliated Unitholder Eligible Units pursuant to Section 4.5. In addition, MPLX shall deposit or cause to be deposited with the Exchange Agent, as necessary from time to time after the Effective Time, any distributions, if any, to which the holders of Public Unitholder Eligible Units, Affiliated Unitholder Eligible Units or ANDX Series A Preferred Units, as applicable, may be entitled pursuant to Section 4.3 with both a record and payment date after the Effective Time and prior to the surrender of such Public Unitholder Eligible Units, Affiliated Unitholder Eligible Units or ANDX Series A Preferred Units, as applicable, pursuant to the terms of this Agreement. Such MPLX Common Units and MPLX Series B Preferred Units, cash in lieu of any fractional units payable pursuant to Section 4.5 and the amount of any distributions deposited with the Exchange Agent pursuant to this Section 4.1, is referred to in this Agreement as the “Exchange Fund”. The Exchange Fund shall not be used for any purpose other than a purpose expressly provided for in this Agreement. The cash portion of the Exchange Fund shall be invested by the Exchange Agent as reasonably directed by the MPLX Parties.

4.2. Procedures for Surrender.

(a) Promptly after the Effective Time (and in any event within three Business Days thereafter), MPLX shall cause the Exchange Agent to mail to each holder of record of Public Unitholder Eligible Units, Affiliated Unitholder Eligible Units or ANDX Series A Preferred Units, as applicable, that are represented by (i) Certificates or (ii) Book-Entry Units not held through The Depositary Trust Company (“DTC”) notice advising such holders of the effectiveness of the Merger, including (A) appropriate transmittal materials specifying that delivery shall be effected, and risk of loss and title to such Public Unitholder Eligible Units, Affiliated Unitholder Eligible Units or ANDX Series A Preferred Units shall pass only upon delivery of the Certificates (or affidavits of loss in lieu of the Certificates, as provided in Section 4.7) or transfer of the Book-Entry Unit to the Exchange Agent (including customary provisions with respect to delivery of an “agent’s message” with respect to Book-Entry Units), such materials to be in such form and have such other provisions as the MPLX Parties desire with approval of the ANDX Parties (such approval not to be unreasonably withheld, conditioned or delayed) (the “Letter of Transmittal”), and (B) instructions for surrendering the Certificates (or affidavits of loss in lieu of the Certificates) or transferring the Book-Entry Units to the Exchange Agent in exchange for the Public Unitholder Merger Consideration, Affiliated Unitholder Merger Consideration, cash in lieu of fractional units of MPLX Common Units, if any, to be issued or paid in consideration therefor and distributions, in each case, to which such holders are entitled pursuant to the terms of this Agreement. With respect to Book-Entry Units held through DTC, MPLX and ANDX shall cooperate to establish procedures with the Exchange Agent and DTC to ensure that the Exchange Agent will transmit to DTC or its nominees on the Closing Date (or if Closing occurs after 11:30 a.m. (New York Time) on the Closing Date, on the first Business Day after the Closing Date), upon surrender of Public Unitholder Eligible Units, Affiliated Unitholder Eligible Units or ANDX Series A Preferred Units, as applicable, held of record by DTC or its nominees in accordance with DTC’s customary surrender procedures, the Public Unitholder Merger Consideration, Affiliated Unitholder Merger Consideration and ANDX Series A Consideration, as applicable, and cash in lieu of fractional units of MPLX Common Units, if any, to be issued or paid in consideration therefor and distributions, in each case, to which the beneficial owners thereof are entitled pursuant to the terms of this Agreement.

(b) Upon surrender to the Exchange Agent of Public Unitholder Eligible Units, Affiliated Unitholder Eligible Units or ANDX Series A Preferred Units, as applicable, that are represented by Certificates, by physical surrender of such Certificate (or affidavit of loss in lieu of a Certificate, as provided in Section 4.7) or that are represented by Book-Entry Units, by book-receipt of an “agent’s message” in customary form by the Exchange Agent in connection with the transfer of Book-Entry Units, in accordance with the terms of the Letter of Transmittal and accompanying instructions or, with respect to Book-Entry Units held through DTC, in accordance with DTC’s customary procedures (it being understood that the holders of Book-Entry Units shall be deemed to have surrendered such units upon receipt by the Exchange Agent of such “agent’s message” or such other evidence, if any, as the Exchange Agent may reasonably request) and such other procedures as agreed by the ANDX Parties, the MPLX Parties, the Exchange Agent and DTC, the holder of such Certificate or Book-Entry Units shall be entitled to receive in exchange therefor (i) that number of whole units of MPLX Common Units that such holder is entitled to receive pursuant to Section 3.1 and (ii) cash in the amount of (after giving effect to any required Tax withholdings as provided in Section 4.8) (A) any cash in lieu of fractional units payable pursuant to Section 4.5 plus (B) any unpaid non-stock distributions and any other distributions that such holder has the right to receive pursuant to Section 4.3.

(c) No interest will be paid or accrued on any amount payable upon due surrender of Public Unitholder Eligible Units, Affiliated Unitholder Eligible Units or ANDX Series A Preferred Units, as applicable, and any Certificate or ledger entry relating to Book-Entry Units formerly representing ANDX Common Units or ANDX Series A Preferred Units, as applicable, that have been so surrendered shall be cancelled by the Exchange Agent.

(d) In the event of a transfer of ownership of certificated Public Unitholder Eligible Units or Affiliated Unitholder Eligible Units that are not registered in the transfer records of ANDX, the proper number of MPLX Common Units, together with any cash (after giving effect to any required Tax withholdings as provided in Section 4.8) to be paid upon due surrender of the Certificate and any distributions in respect thereof, may be issued and/or paid to such a transferee if the Certificate formerly representing such Public Unitholder Eligible Units or Affiliated Unitholder Eligible Units, as applicable, is presented to the Exchange Agent, accompanied by all documents required to evidence and effect such transfer and to evidence that any applicable unit transfer Taxes have been paid or are not applicable, in each case, in form and substance, reasonably satisfactory to the Exchange Agent. With respect to Book-Entry Units, payment of the Public Unitholder Merger Consideration, Affiliated Unitholder Merger Consideration or ANDX Series A Consideration, as applicable, and any cash in lieu of fractional units payable pursuant to Section 4.5 and any distributions pursuant to Section 4.3 shall only be made to the Person in whose name such Book-Entry Units are registered in the unit transfer books of ANDX.

4.3. Distributions. All MPLX Common Units and MPLX Series B Preferred Units to be issued pursuant to the Merger shall be deemed issued and outstanding as of the Effective Time and whenever a distribution is declared by MPLX in respect of the MPLX Common Units or MPLX Series B Preferred Units, the record date for which is at or after the Effective Time, that declaration shall include distributions in respect of all units issuable pursuant to this Agreement.

No distributions in respect of the MPLX Common Units or MPLX Series B Preferred Units shall be paid to any holder of any unsurrendered Public Unitholder Eligible Units, Affiliated Unitholder Eligible Units or ANDX Series A Preferred Unit, as applicable, until the Certificate (or affidavit of loss in lieu of the Certificate as provided in Section 4.7) or Book-Entry Unit is surrendered for exchange in accordance with this Article IV. Subject to the effect of escheat, Tax or other applicable Laws, following such surrender, there shall be issued and/or paid to the holder of record of the whole MPLX Common Units issued in exchange for Public Unitholder Eligible Units or Affiliated Unitholder Eligible Units, or whole MPLX Series B Preferred Units issued in exchange for ANDX Series A Preferred Units, in accordance with this Article IV, without interest, (a) at the time of such surrender, the distributions in respect of MPLX Common Units or MPLX Series B Preferred Units, with a record date at or after the Effective Time and payment date prior to or on the date of surrender and (b) at the appropriate payment date, the distributions payable with respect to such whole MPLX Common Units or MPLX Series B Preferred Units, as applicable, with a record date at or after the Effective Time but with a payment date subsequent to surrender.

4.4. Transfers. From and after the Effective Time, there shall be no transfers on the unit transfer books of ANDX of the ANDX Common Units or ANDX Series A Preferred Units that were outstanding immediately prior to the Effective Time.

4.5. No Fractional Units. Notwithstanding any other provision of this Agreement, no fractional MPLX Common Units will be issued upon the conversion of ANDX Common Units pursuant to Section 3.1. All fractional MPLX Common Units that a holder of Public Unitholder Eligible Units or Affiliated Unitholder Eligible Units would be otherwise entitled to receive pursuant to Section 3.1 shall be aggregated and rounded to three decimal places. Any holder of Public Unitholder Eligible Units or Affiliated Unitholder Eligible Units otherwise entitled to receive a fractional unit of MPLX Common Units but for this Section 4.5 shall be entitled to receive a cash payment, without interest, rounded to the nearest cent, equal to the product of (A) the aggregated amount of the fractional interest in MPLX Common Units to which such holder would, but for this Section 4.5, be entitled and (B) an amount equal to the average of the volume weighted average price per unit of MPLX Common Units on the NYSE (as reported by Bloomberg L.P. or, if not reported therein, in another authoritative source mutually selected by MPLX and ANDX) on each of the ten (10) consecutive trading days ending with the complete trading day immediately prior to the Effective Time. No holder of Public Unitholder Eligible Units or Affiliated Unitholder Eligible Units shall be entitled by virtue of the right to receive cash in lieu of fractional units of MPLX Common Units described in this Section 4.5 to any distributions, voting rights or any other rights in respect of any fractional unit of MPLX Common Units. The payment of cash in lieu of fractional units of MPLX Common Units is not a separately bargained-for consideration but merely represents a mechanical rounding-off of the fractions in the exchange.

4.6. Termination of Exchange Fund. Any portion of the Exchange Fund (including the proceeds of any investments of the Exchange Fund and any MPLX Common Units) that remains unclaimed twelve months after the Effective Time shall be delivered to MPLX.

Any holder of Public Unitholder Eligible Units, Affiliated Unitholder Eligible Units or ANDX Series A Preferred Units who has not theretofore complied with this Article IV shall thereafter look only to MPLX for delivery of the Public Unitholder Merger Consideration, Affiliated Unitholder Merger Consideration or the ANDX Series A Consideration, as applicable, and payment of any cash and distributions in respect thereof payable and/or issuable pursuant to Section 3.1, Section 4.3 and Section 4.5, in each case, without any interest thereon. Notwithstanding the foregoing, none of the Surviving Entity, MPLX, the Exchange Agent or any other Person shall be liable to any former holder of ANDX Common Units or ANDX Series A Preferred Units for any amount properly delivered to a public official pursuant to applicable abandoned property, escheat or similar Laws. If any Certificate or Book-Entry Unit has not been surrendered prior to the date on which the Public Unitholder Merger Consideration or Affiliated Unitholder Merger Consideration would escheat to or become the property of any Governmental Entity, any Public Unitholder Merger Consideration, Affiliated Unitholder Merger Consideration and the cash, if any, to be paid in respect of such Certificate or Book-Entry Unit shall, to the extent permitted by applicable Law, immediately prior to such time become the property of MPLX, free and clear of all claims or interest of any Person previously entitled thereto.

4.7. Lost, Stolen or Destroyed Certificates. In the event any Certificate representing Public Unitholder Eligible Units, Affiliated Unitholder Eligible Units or ANDX Series A Preferred Units shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by the MPLX Parties, the posting by such Person of a bond in customary amount and upon such terms as may be required by the MPLX Parties as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Certificate the Public Unitholder Merger Consideration, Affiliated Unitholder Merger Consideration or ANDX Series A Consideration, as applicable, and any cash or unpaid distributions that would be payable or deliverable in respect thereof pursuant to this Agreement had such lost, stolen or destroyed Certificate been surrendered.

4.8. Withholding Rights. Each of MPLX, the Surviving Entity and the Exchange Agent shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement such amounts as it is required to deduct and withhold with respect to the making of such payment under the Code or any other applicable state, local or foreign Tax Law (and to the extent deduction and withholding is required, such deduction and withholding may be taken in MPLX Common Units). To the extent that amounts are so withheld by MPLX, the Surviving Entity or the Exchange Agent, as the case may be, such withheld amounts (a) shall be timely remitted by MPLX, the Surviving Entity or the Exchange Agent, as applicable, to the applicable Governmental Entity, and (b) shall be treated for all purposes of this Agreement as having been paid to the Person in respect of whom such withholding was made. If withholding is taken in MPLX Common Units, MPLX, the Surviving Entity or the Exchange Agent shall be treated as having sold such MPLX Common Units for an amount of cash equal to the fair market value of such MPLX Common Units at the time of such deemed sale and paid such cash proceeds to the appropriate Governmental Entity.

4.9. No Dissenters’ Rights. No dissenters’ or appraisal rights shall be available with respect to the Merger or the other transactions contemplated by this Agreement.

4.10. Adjustments to Prevent Dilution. Notwithstanding anything in this Agreement to the contrary, if, from the date of this Agreement to the earlier of the Effective Time and termination in accordance with Article IX, the issued and outstanding ANDX Common Units or securities convertible or exchangeable into or exercisable for ANDX Common Units or the issued and outstanding MPLX Common Units or securities convertible or exchangeable into or exercisable for MPLX Common Units, shall have been changed into a different number of units or securities or a different class by reason of any reclassification, unit split (including a reverse unit split), unit distribution, recapitalization, merger, issuer tender or exchange offer, or other similar transaction, or a distribution paid in units with a record date within such period shall have been declared, then the Public Unitholder Merger Consideration and Affiliated Unitholder Merger Consideration shall be equitably adjusted to provide the holders of ANDX Common Units and MPLX the same economic effect as contemplated by this Agreement prior to such event, and such items, so adjusted shall, from and after the date of such event, be the Public Unitholder Merger Consideration and Affiliated Unitholder Merger Consideration, as applicable. Nothing in this Section 4.10 shall be construed to permit MPLX or ANDX to take any action except to the extent consistent with, and not otherwise prohibited by, the terms of this Agreement. For the avoidance of any doubt, and notwithstanding anything to the contrary in this Agreement, this Section 4.10 shall not apply to, and nothing in this Agreement shall prohibit, the issuance of MPLX Common Units for cash or cash equivalents or in connection with the issuance of equity compensation.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF ANDX

Except as set forth in the forms, statements, reports and documents filed or furnished, as applicable, by ANDX to the SEC (including the exhibits and schedules thereto) on or after December 31, 2017 and prior to the date of this Agreement pursuant to the Securities Act or the Exchange Act (excluding, in each case, any disclosures set forth in any risk factor section or in any other section to the extent they are forward-looking statements or cautionary, predictive or forward-looking in nature) or in the corresponding sections or subsections of the disclosure letter delivered to the MPLX Parties by the ANDX Parties prior to entering into this Agreement (the “ANDX Disclosure Letter”) (it being agreed that disclosure of any item in any section or subsection of the ANDX Disclosure Letter shall be deemed disclosure with respect to any other section or subsection to which the relevance of such item is reasonably apparent on the face of such disclosure), the ANDX Parties hereby represent and warrant to the MPLX Parties and Merger Sub that:

5.1. Organization, Good Standing and Qualification. Each of the ANDX Parties and their respective Significant Subsidiaries is a legal entity duly organized and validly existing under the Laws of its respective jurisdiction of organization. Each of the ANDX Parties and their respective Significant Subsidiaries is in good standing under the Laws of its respective jurisdiction of organization, and each other Subsidiary of the ANDX Parties is a legal entity duly organized, validly existing and in good standing under the Laws of its respective jurisdiction of organization, and each of the ANDX Parties and their respective Subsidiaries has all requisite corporate or similar power and authority to carry on its business as presently conducted and is qualified to do business and is in good standing as a foreign corporation or other legal entity in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification, except where the failure to be so organized, qualified or in good standing, or to have such power or authority, would not have an ANDX Material Adverse Effect.

5.2. Capital Structure of ANDX.

(a) The capital structure of ANDX consists of ANDX Common Units, TexNew Mex Units, ANDX Series A Preferred Units, ANDX Phantom Units, ANDX Special Limited Partner Interest, and the non-economic ANDX GP Interest. As of the close of business on May 3, 2019, (i) 245,630,444 ANDX Common Units were issued and outstanding, of which 156,173,128 were owned, directly or indirectly, by MPC, (ii) no ANDX Common Units were held in treasury, (iii) 80,000 TexNew Mex Units were issued and outstanding, (iv) 600,000 ANDX Series A Preferred Units were issued and outstanding, (v) 197,002 ANDX Phantom Units were issued and outstanding, which included 6,902 ANDX Director Phantom Units, (vi) the ANDX Special Limited Partner Interest was issued and outstanding, (vii) the non-economic ANDX GP Interest was issued and outstanding, and (vii) no other equity interests or other voting securities of ANDX were issued, reserved for issuance or outstanding. All of such ANDX Common Units, TexNew Mex Units, ANDX Series A Preferred Units, ANDX Special Limited Partner Interests and the limited partner interests represented thereby have been duly authorized and validly issued in accordance with the ANDX Partnership Agreement, and are fully paid (to the extent required under the ANDX Partnership Agreement) and nonassessable (except as such nonassessability may be affected by the ANDX Partnership Agreement and Sections 17-303, 17-607 and 17-804 of the DRULPA), and, except as set forth in the ANDX Partnership Agreement, are not subject to any preemptive, purchase, call, first refusal, subscription or similar rights granted by or binding upon ANDX (and were not issued in violation of any preemptive, purchase, call, first refusal, subscription or similar rights). Except as set forth above in this Section 5.2(a), and for changes after the date hereof in compliance with Section 7.1(b), as of the date hereof, there are no equity interests in, or any securities convertible into or exchangeable or exercisable for any equity interests in ANDX. Section 5.2(a) of the ANDX Disclosure Letter contains a correct and complete listing of all outstanding ANDX Phantom Units and ANDX Director Phantom Units as of May 3, 2019, including the type of award, holder, date of grant, term, number of units and, where applicable, vesting schedule.

(b) Each of the outstanding units of capital stock or other securities of each of the Subsidiaries of ANDX is duly authorized, validly issued, fully paid (to the extent required by such Subsidiary’s organizational documents) and nonassessable (except, to the extent applicable, as such nonassessability may be affected by Sections 18-303, 18-607 and 18-804 of the DLLCA) and owned by ANDX or by a direct or indirect wholly-owned Subsidiary of ANDX, free and clear of all Liens.

(c) As of the date hereof, ANDX GP owns the non-economic ANDX GP Interest, and such ANDX GP Interest was duly authorized and validly issued in accordance with the ANDX Partnership Agreement and represents the entire general partner interest in ANDX. ANDX GP owns the ANDX GP Interest free and clear of any Liens.

(d) As of the date hereof, ANDX Refining Southwest owns the ANDX Special Limited Partner Interest, and such ANDX Special Limited Partner Interest was duly authorized and validly issued in accordance with the ANDX Partnership Agreement. ANDX Refining Southwest owns the Special Limited Partner Interest free and clear of any Liens.

(e) Except as set forth in this Section 5.2, other than ANDX Phantom Units and ANDX Director Phantom Units granted under the ANDX Long-Term Incentive Plan, there are no outstanding Rights issued or granted by, or binding upon, any of the ANDX Parties or their Subsidiaries, and no securities or obligations evidencing such Rights are authorized, issued or outstanding. The ANDX Parties do not have outstanding any bonds, debentures, notes or other obligations the holders of which have the right to vote (or convertible into or exercisable for securities having the right to vote) with the unitholders of ANDX on any matter.

5.3. Corporate Authority; Approval and Fairness.

(a) The ANDX Parties have all requisite limited liability company or partnership power and authority and have taken all limited liability company or partnership action necessary in order to execute, deliver and perform their obligations under this Agreement and to consummate the Merger and the other transactions contemplated by this Agreement, subject only to adoption of this Agreement by the affirmative vote or consent of (i) the holders of a Unit Majority (as defined in the ANDX Partnership Agreement) and (ii) ANDX GP and ANDX Refining Southwest, as the sole record and beneficial owners of all of the Affiliated Unitholder Eligible Units (the “Requisite ANDX Approval”). The Requisite ANDX Approval is the only approval of the holders of units representing limited partner interests of ANDX that is necessary under applicable Law, NYSE rules, and the ANDX Partnership Agreement to adopt, approve and authorize this Agreement that has not been obtained as of the date of this Agreement. This Agreement has been duly executed and delivered by the ANDX Parties and constitutes a valid and binding agreement of the ANDX Parties enforceable against the ANDX Parties in accordance with its terms, subject to the Bankruptcy and Equity Exception.

(b) The ANDX Conflicts Committee has, acting in good faith, unanimously (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Merger, are in, or not opposed to, the best interest of ANDX and its Subsidiaries treated as a single consolidated entity and the holders of Public Unitholder Eligible Units, (ii) approved and declared advisable the Merger and the consummation of the transactions contemplated hereby, and (iii) recommended that the ANDX Board approve the Merger, the Transaction Documents and the consummation of the transactions contemplated hereby and thereby.

(c) Upon the receipt of the recommendation of the ANDX Conflicts Committee, at a meeting duly called and held, the ANDX Board, acting in good faith, unanimously (i) determined that this Agreement, the other Transaction Documents and the transactions contemplated hereby and thereby, including the Merger are in, or not opposed to, the best interests of ANDX and its Subsidiaries treated as a single consolidated entity and, (ii) approved and declared advisable this Agreement, the other Transaction Documents to which ANDX and ANDX GP are a party and the transactions contemplated hereby and thereby, including the Merger and (iii) resolved to recommend that the holders of ANDX Common Units approve the Merger and adopt this Agreement and directed that this Agreement be submitted to the holders of ANDX Common Units for their adoption by written consent. Following such approval from the ANDX Board, ANDX Refining Southwest, ANDX Alaska and ANDX Refining and Marketing, constituting all the members of ANDX GP, executed and delivered the ANDX GP Member Consent.

5.4. Governmental Filings; No Violations; Certain Contracts, Etc.

(a) Except for (i) compliance with, and filings under, the Exchange Act and the Securities Act and the rules and regulations promulgated thereunder, including the filing with the SEC of the Registration Statement; (ii) compliance with state securities, takeover and “blue sky” Laws and the filing of documents with various state securities authorities that may be required in connection with the transactions contemplated by this Agreement; (iii) the filing of the Certificate of Merger and other appropriate merger documents required by DRULPA and DLLCA with the Secretary of State of the State of Delaware; and (iv) compliance with the applicable requirements of the NYSE, no notices, reports or other filings are required to be made by the ANDX Parties or their Subsidiaries with, nor are any consents, registrations, approvals, permits or authorizations required to be obtained by the ANDX Parties or their Subsidiaries from, any Governmental Entity, in connection with the execution, delivery and performance of this Agreement by the ANDX Parties and the consummation of the Merger and the other transactions contemplated by this Agreement, or in connection with the continuing operation of the business of the ANDX Parties and their Subsidiaries following the Effective Time, except as would not have an ANDX Material Adverse Effect or reasonably be expected to prevent, materially delay or materially impair the consummation of the transactions contemplated by this Agreement.

(b) The execution, delivery and performance of this Agreement by the ANDX Parties do not, and the consummation of the Merger and the other transactions contemplated by this Agreement will not, constitute or result in (i) a breach or violation of, or a default under, the Governing Documents of the ANDX Parties or the comparable Governing Documents of any of their Subsidiaries, or (ii) with or without notice, lapse of time or both, a breach or violation of, a termination (or right of termination) of or default under, the creation or acceleration of any obligations or the loss of any benefits under or the creation of a Lien on any of the assets of the ANDX Parties or any of their Subsidiaries pursuant to any Contract binding upon any of the ANDX Parties or any of their Subsidiaries or, assuming (solely with respect to performance of this Agreement and consummation of the Merger and the other transactions contemplated by this Agreement) compliance with the matters referred to in Section 5.4(a), under any Law to which the ANDX Parties or any of their Subsidiaries is subject, except, in the case of clause (ii), as would not have an ANDX Material Adverse Effect or reasonably be expected to prevent, materially delay or materially impair the consummation of the transactions contemplated by this Agreement.

5.5. ANDX SEC Reports; Financial Statements; Internal Controls.

(a) ANDX has filed or furnished, as applicable, on a timely basis, all forms, statements, certifications, reports and documents required to be filed or furnished by it since December 31, 2017 with the SEC pursuant to the Exchange Act or the Securities Act (the forms, statements, reports and documents filed or furnished to the SEC, including any amendments thereto, the “ANDX SEC Reports”). Each of the ANDX SEC Reports, at the time of its filing or being furnished, complied, or if not yet filed or furnished, will when so filed or furnished comply, in all material respects with the applicable requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), and any rules and regulations promulgated thereunder applicable to the ANDX SEC Reports.

As of their respective dates (or, if amended prior to the date of this Agreement, as of the date of such amendment), the ANDX SEC Reports did not, and none of the ANDX SEC Reports filed with or furnished to the SEC subsequent to the date of this Agreement will when so filed or furnished, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances in which they were made, not misleading. ANDX is in compliance in all material respects with the applicable listing and corporate governance rules and regulations of the NYSE.

(b) ANDX maintains disclosure controls and procedures required by Rule 13a-15(e) or 15d-15(e) under the Exchange Act. Such disclosure controls and procedures are reasonably designed to ensure that information required to be disclosed by ANDX is recorded and reported on a timely basis to the individuals responsible for the preparation of ANDX’s filings with the SEC and other public disclosure documents.

(c) ANDX maintains internal control over financial reporting (as defined in Rule 13a-15(f) or 15d-15(f), as applicable, under the Exchange Act). Such internal control over financial reporting is effective in providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. ANDX has disclosed, based on its most recent evaluations prior to the date of this Agreement, to ANDX’s auditors and to the audit committee of the ANDX Board, (i) any significant deficiencies in the design or operation of its internal controls over financial reporting that are reasonably likely to adversely affect ANDX’s ability to record, process, summarize and report financial information and has identified for ANDX’s auditors any material weaknesses in internal control over financial reporting and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in ANDX’s internal control over financial reporting.

(d) Each of the consolidated balance sheets included in or incorporated by reference into the ANDX SEC Reports (including the related notes and schedules) fairly presents in all material respects, or, in the case of ANDX SEC Reports filed after the date of this Agreement, will fairly present in all material respects the consolidated financial position of ANDX and its consolidated Subsidiaries as of its date, and each of the consolidated statements of operations, changes in partners’ equity and cash flows included in or incorporated by reference into the ANDX SEC Reports (including any related notes and schedules) fairly presents in all material respects, or in the case of ANDX SEC Reports filed after the date of this Agreement, will fairly present in all material respects the results of operations, retained earnings and changes in financial position, as the case may be, of such companies for the periods set forth therein (subject, in the case of unaudited statements, to notes and normal year-end audit adjustments), in each case in accordance with GAAP consistently applied during the periods involved, except as may be noted therein.

5.6. No Adverse Changes.

(a) Except in connection with the execution and delivery of this Agreement, the Merger or any of the other transactions contemplated by this Agreement, from the ANDX Balance Sheet Date through the date of this Agreement the ANDX Parties and their Subsidiaries have conducted their respective businesses in all material respects in the ordinary course of such business consistent with past practice.

(b) From the ANDX Balance Sheet Date through the date of this Agreement, there has not been an ANDX Material Adverse Effect.

5.7. Litigation and Liabilities.

(a) There are no civil, criminal or administrative actions, suits, claims, hearings, arbitrations, investigations or other proceedings pending or, to the Knowledge of the ANDX Parties, threatened in writing against the ANDX Parties or any of their Subsidiaries which, to the Knowledge of the ANDX Parties, would reasonably be expected to result in any claims against, or obligations or liabilities of, the ANDX Parties or any of their Subsidiaries, except for those that would not have an ANDX Material Adverse Effect or would not reasonably be expected to prevent, materially delay or materially impair the consummation of the transactions contemplated by this Agreement. Neither the ANDX Parties nor any of their Subsidiaries is a party to or subject to the provisions of any judgment, order, writ, injunction, decree or award of any Governmental Entity that would have an ANDX Material Adverse Effect.

(b) Except for obligations and liabilities (i) reflected or reserved against in ANDX’s consolidated balance sheets (and the notes thereto) included in the ANDX SEC Reports filed prior to the date of this Agreement, (ii) incurred in the ordinary course of business since the ANDX Balance Sheet Date and (iii) arising or incurred in connection with the Merger or any other transaction contemplated by this Agreement, there are no obligations or liabilities of the ANDX Parties or any of their Subsidiaries, of any kind whatsoever, whether accrued, contingent, absolute, determined, determinable or otherwise, except as would not have an ANDX Material Adverse Effect.

(c) This Section 5.7 shall not apply to any actions, suits, claims, hearings, arbitrations, investigations or other proceedings against the ANDX Parties or any of their Subsidiaries or any of their respective directors to the extent arising out of this Agreement, the Merger or the other transactions contemplated by this Agreement.

5.8. Employee Benefits.

(a) Section 5.8(a) of the ANDX Disclosure Letter sets forth an accurate and complete list of each material ANDX Employee Benefit Plan. With respect to each material ANDX Employee Benefit Plan, the ANDX Parties have made available to the MPLX Parties prior to the date of this Agreement, to the extent applicable, accurate and complete copies of (i) the ANDX Employee Benefit Plan document, including any amendments thereto, and all related trust documents, insurance contracts or other funding vehicles, (ii) a written description of such ANDX Employee Benefit Plan if such plan is not set forth in a written document, and (iii) the most recently prepared actuarial report.

(b) Except as would not have an ANDX Material Adverse Effect, (i) each ANDX Employee Benefit Plan (including any related trusts) has been established, operated and administered in compliance with its terms and applicable Laws, including ERISA and the Code,

(ii) all contributions or other amounts payable by the ANDX Parties or any of their Subsidiaries with respect to each such ANDX Employee Benefit Plan in respect of current or prior plan years have been paid or accrued in accordance with GAAP, and (iii) there are no pending or, to the Knowledge of the ANDX Parties, threatened claims (other than routine claims for benefits) or proceedings by a Governmental Entity by, on behalf of or against any ANDX Employee Benefit Plan or any trust related thereto.

(c) No Controlled Group Liability has been incurred by ANDX or its Subsidiaries that has not been satisfied in full, and no condition exists that presents a risk to ANDX or its Subsidiaries of incurring any such liability. “Controlled Group Liability” means any and all liabilities (i) under Title IV of ERISA, (ii) under Section 302 of ERISA, (iii) under Sections 412 of the Code and (iv) as a result of a failure to comply with COBRA.

(d) The execution and delivery of this Agreement, unitholder or other approval of this Agreement or the consummation of the Merger and the other transactions contemplated by this Agreement will not, either alone or in combination with another event, (i) accelerate the time of payment or vesting, or materially increase the amount of compensation due to any such ANDX Employee under any ANDX Employee Benefit Plan or (ii) limit or restrict the right to merge, materially amend, terminate or transfer the assets of any ANDX Employee Benefit Plan on or following the Effective Time.

(e) The execution and delivery of this Agreement, unitholder or other approval of this Agreement or the consummation of the transactions contemplated by this Agreement will not, either alone or in combination with another event, result in the payment under an ANDX Employee Benefit Plan of any amount that would, individually or in combination with any other such payment, constitute an “excess parachute payment” as defined in Section 280G(b)(1) of the Code.

(f) Neither the ANDX Parties nor any of their Subsidiaries has any obligation to provide, and no ANDX Employee Benefit Plan provides any individual with the right to, a gross up, indemnification, reimbursement or other payment for any excise or additional taxes, interest or penalties incurred pursuant to Section 409A or Section 4999 of the Code.

(g) No ANDX Employee Benefit Plan is maintained outside the jurisdiction of the United States or covers any ANDX Employee who resides or works outside of the United States.

5.9. Labor Matters.

(a) None of the ANDX Parties nor any of their Subsidiaries is a party to any collective bargaining agreement or other agreement with a labor union or similar organization, and to the Knowledge of the ANDX Parties, there are no activities or proceedings by any individual or group of individuals, including representatives of any labor organizations or labor unions, to organize any employees of the ANDX Parties or any of their Subsidiaries.

(b) Except as would not have an ANDX Material Adverse Effect, (i) there is no strike, lockout, slowdown, work stoppage, job action, picketing, unfair labor practice or other labor dispute pending or, to the Knowledge of the ANDX Parties, threatened, (ii) there is no unfair labor practice charge against the ANDX Parties or any of their Subsidiaries pending before the National Labor Relations Board or any comparable labor relations authority, and (iii) there is no pending or, to the Knowledge of the ANDX Parties, threatened arbitration or grievance, charge, complaint, audit or investigation by or before any Governmental Entity with respect to any current or former employees of ANDX or any of its Subsidiaries.

(c) Except as would not have an ANDX Material Adverse Effect, each of the ANDX Parties and their Subsidiaries is, and has been during the three-year period preceding the date of this Agreement, in compliance with all applicable Laws respecting labor, employment, fair employment practices (including equal employment opportunity laws), terms and conditions of employment, workers’ compensation, occupational safety and health, affirmative action, employee privacy, plant closings, and wages and hours.

(d) Except as would not have an ANDX Material Adverse Effect, there are no proceedings pending or, to the Knowledge of the ANDX Parties, threatened against the ANDX Parties or any of their Subsidiaries in any forum by or on behalf of any present or former employee of the ANDX Parties or any of their Subsidiaries, any applicant for employment or classes of the foregoing alleging breach of any express or implied employment contract, violation of any Law governing employment or the termination thereof, or any other discriminatory, wrongful or tortious conduct on the part of the ANDX Parties or any of their Subsidiaries in connection with the employment relationship.

(e) None of the ANDX Parties or any of their Subsidiaries has incurred any liability or obligation under the Worker Adjustment and Retraining Notification Act and the regulations promulgated thereunder or any similar state or local Law that remains unsatisfied.

5.10. Compliance with Laws; Licenses.

(a) The businesses of each of the ANDX Parties and their Subsidiaries are and have at all times since December 31, 2017 been in compliance with all Laws, except for such violations as would not have an ANDX Material Adverse Effect.

(b) No ANDX Party has received written notice of any investigation or review by any Governmental Entity with respect to the ANDX Parties or any of their Subsidiaries, and to the Knowledge of the ANDX Parties, no investigation or review by any Governmental Entity with respect to the ANDX Parties or any of their Subsidiaries is pending or threatened, nor has any Governmental Entity indicated an intention to conduct the same, in each case, except as would not have an ANDX Material Adverse Effect.

(c) The ANDX Parties and each of their Subsidiaries has obtained and is in compliance with all Licenses (including, for the avoidance of doubt, all Licenses required under Environmental Law) necessary to conduct their respective businesses as presently conducted, except as would not have an ANDX Material Adverse Effect. All such Licenses are in full force and effect, and there are no actions pending or, to the Knowledge of the ANDX Parties, threatened that would reasonably be expected to result in the revocation, suspension or material modification of any such License, except as would not have an ANDX Material Adverse Effect. No Licenses shall cease to be effective as a result of the consummation of the Merger or the other transactions contemplated by this Agreement except as would not have an ANDX Material Adverse Effect.

(d) Without limiting the generality of Section 5.10(a), the ANDX Parties, each of their Subsidiaries, and, to the Knowledge of the ANDX Parties, each joint venture partner, joint interest owner, consultant, agent or representative of any of the foregoing (in their respective capacities as such), (i) has not violated the U.S. Foreign Corrupt Practices Act, and any other U.S. and foreign anti-corruption Laws that are applicable to the ANDX Parties or any of their Subsidiaries; (ii) has not been given written notice by any Governmental Entity of any facts which, if true, would constitute a violation of the U.S. Foreign Corrupt Practices Act or any other U.S. or foreign anti-corruption Laws by any such person; and (iii) to the Knowledge of the ANDX Parties, is not being (and has not been) investigated by any Governmental Entity except, in each case of the foregoing clauses (i) through (iii), as would not have an ANDX Material Adverse Effect.

5.11. Takeover Statutes. The action of the ANDX Conflicts Committee, the ANDX Board and holders of the majority of ANDX Common Units in approving this Agreement and the transactions contemplated hereby is sufficient to render inapplicable to this Agreement and the transactions contemplated hereby, including the Merger, any “fair price,” “moratorium,” “control share acquisition” or other similar anti-takeover statute or regulation.

5.12. Environmental Matters. Except for any such matter that would not have an ANDX Material Adverse Effect: (a) the ANDX Parties and their Subsidiaries are and have at all times since December 31, 2015 been in compliance with all applicable Environmental Laws; (b) no presence or release of Hazardous Substances exists or has occurred on, at, to or from any property currently or formerly owned, leased or operated by the ANDX Parties or any of their Subsidiaries (including soils, groundwater, surface water, buildings and surface and subsurface structures) for which applicable Environmental Law requires notice, further investigation or response action by the ANDX Parties or their Subsidiaries; (c) neither the ANDX Parties nor any of their Subsidiaries has incurred liability for any Hazardous Substance disposal or contamination on any third party property; (d) neither the ANDX Parties nor any of their Subsidiaries has received any notice, demand, letter, claim or request for information alleging that the ANDX Parties or any of their Subsidiaries are or may be in violation of or subject to liability under any Environmental Law; (e) neither the ANDX Parties nor any of their Subsidiaries is subject to any pending or, to the Knowledge of the ANDX Parties, threatened order, decree, injunction, settlement or other agreement with any Governmental Entity or any indemnity or other agreement with any third party relating to liabilities or obligations under any Environmental Law; and (f) to the Knowledge of the ANDX Parties, there are no other conditions or occurrences involving the ANDX Parties or any of their Subsidiaries that would reasonably be expected to result in any claim, liability or investigation to the ANDX Parties or any of their Subsidiaries pursuant to any Environmental Law.

5.13. Tax Matters. Except for any such matter that would not have, individually or in the aggregate, an ANDX Material Adverse Effect:

(a) ANDX and each of its Subsidiaries (i) have prepared in good faith and duly and timely filed (taking into account any extension of time within which to file) all Tax Returns required to be filed by any of them with the appropriate Governmental Entity and all such filed Tax Returns are complete and accurate, and all items of income, gain, loss, deduction and credit or other items required to be included in each such Tax Return, have been so included; (ii) have paid all Taxes that are required to be paid except for Taxes being contested in good faith and for which adequate accruals or reserves have been established; (iii) have withheld and paid all Taxes required to have been withheld and paid in full in all respects; (iv) have complied with all information reporting (and related withholding) and related record retention requirements; and (v) have not waived any statute of limitations with respect to Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency.

(b) There are no Liens for Taxes (except Permitted Liens) on any of the assets of ANDX or any of its Subsidiaries.

(c) There are no audits, examinations, investigations or other proceedings pending or threatened in writing in respect of Taxes or Tax matters of ANDX or any of its Subsidiaries.

(d) There is no written claim against ANDX or any of its Subsidiaries for any Taxes, and no assessment, deficiency or adjustment has been asserted, proposed, or threatened in writing with respect to any Tax Return of or with respect to ANDX or any of its Subsidiaries.

(e) None of ANDX or any of its Subsidiaries is a party to a Tax allocation or sharing agreement, and no payments are due or will become due by ANDX or any of its Subsidiaries pursuant to any such agreement or arrangement or any Tax indemnification agreement (other than Taxes arising in ordinary course commercial arrangements not primarily related to Taxes).

(f) None of ANDX or any of its Subsidiaries has been a member of an affiliated, combined, consolidated, unitary or similar group with respect to Taxes (including any affiliated group within the meaning of Section 1504 of the Code and any similar group under state, local or foreign law) or has any liability for the Taxes of any Person (other than ANDX or any of its Subsidiaries), as a transferee or successor, by contract, or otherwise (other than Taxes arising in ordinary course commercial arrangements not primarily related to Taxes).

(g) Each of ANDX and any of its Subsidiaries that is classified as a partnership for U.S. federal tax purposes has in effect a valid election under Section 754 of the Code.

(h) ANDX is currently (and has been since its formation) either (i) properly classified as a partnership for U.S. federal income tax purposes or (ii) properly disregarded as an entity separate from its respective owner for U.S. federal income tax purposes pursuant to Treasury Regulation Section 301.7701-3(b).

(i) Each Subsidiary of ANDX, other than Tesoro Logistics Finance Corp., WNRL Finance Corp., WNRL Energy GP, LLC, Western Refining Product Transport, LLC, MPL Investments, Inc. and Andeavor Midstream Partners GP, LLC is currently (and has been since its respective acquisition by ANDX) either (i) properly classified as a partnership for U.S. federal income tax purposes or (ii) properly disregarded as an entity separate from its respective owner for U.S. federal income tax purposes pursuant to Treasury Regulation Section 301.7701-3(b).

(j) At least 90% of the gross income of ANDX for each taxable year since its formation through and including the current taxable year (ending on the Closing Date) has been “qualifying income” within the meaning of Section 7704(d) of the Code.

(k) Neither ANDX nor any of its Subsidiaries has taken or agreed to take any action that would prevent the Merger from qualifying for the Intended Tax Treatment. Neither ANDX nor any of its Subsidiaries is aware of any agreement, plan or other circumstance that would prevent the Merger from qualifying for the Intended Tax Treatment.

5.14. Intellectual Property Rights. Except as would not have an ANDX Material Adverse Effect: (i) each of the ANDX Parties and their Subsidiaries owns or has (whether through license or otherwise) the valid Intellectual Property Rights necessary for or used in the conduct of its business as currently conducted and as currently proposed to be conducted, and, (ii) to the Knowledge of the ANDX Parties, their products and services do not infringe upon, misappropriate or otherwise violate any Intellectual Property Rights of any third party. Except as would not have an ANDX Material Adverse Effect, all Intellectual Property Rights owned by the ANDX Parties and their Subsidiaries are free and clear of any Liens (other than Permitted Liens). Neither the execution or delivery of this Agreement, nor the consummation of the transactions contemplated hereby will, with or without notice or lapse of time, result in, or give any other Person the right or option to change the terms and conditions of use of the Intellectual Property Rights or cause or declare, a breach or termination of, or cancellation or reduction in rights of any of the ANDX Parties or their Subsidiaries under any contract providing for the license of any Intellectual Property Rights to any of the ANDX Parties or their Subsidiaries, except for any such terminations, cancellations or reductions that would not have an ANDX Material Adverse Effect. There is no Intellectual Property Right-related proceeding, notice or complaint pending or threatened, by any third party before any court or tribunal (including the United States Patent and Trademark Office or equivalent authority anywhere in the world) relating to the businesses, assets or operations of any of the ANDX Parties or their Subsidiaries, nor has any claim or demand been made by any third party that alleges any infringement, misappropriation, or violation of any Intellectual Property Rights of any third party, or unfair competition or trade practices by any of the ANDX Parties or their Subsidiaries, in each case except as would not have an ANDX Material Adverse Effect. Except as would not have an ANDX Material Adverse Effect, each of the ANDX Parties and their Subsidiaries have taken reasonable measures, consistent with industry standards, to protect the confidentiality of all material trade secrets.

5.15. Insurance. All material fire and casualty, general liability, business interruption, product liability, sprinkler and water damage, workers’ compensation and employer liability, directors, officers and fiduciaries policies and other liability insurance policies (“Insurance Policies”) maintained by or on behalf of the ANDX Parties or any of their Subsidiaries are with reputable insurance carriers, provide adequate coverage, subject to reasonable self-insured retentions, for all normal risks incident to the business of the ANDX Parties and their Subsidiaries and their respective properties and assets, and are in character and amount at least equivalent to that carried by Persons engaged in similar businesses and subject to the same or similar perils or hazards, except for any such failures to maintain insurance policies as would not have an ANDX Material Adverse Effect. Each Insurance Policy is in full force and effect and all premiums due with respect to all Insurance Policies have been paid, except as would not have an ANDX Material Adverse Effect.

5.16. ANDX Material Contracts.

(a) As of the date hereof, neither ANDX nor any of its Subsidiaries is a party to or bound by any Contract that would be required to be filed prior to the date hereof by ANDX as a “material contract” pursuant to Item 601(b)(10) of Regulation S-K under the Securities Act other than this Agreement and such Contracts that have been filed or incorporated by reference in the ANDX SEC Reports prior to the date of this Agreement.

(b) Each Contract of the type described in Section 5.16(a) to which ANDX Parties or any of its Subsidiaries is a party, is referred to as an “ANDX Material Contract”. Except for matters that would not have an ANDX Material Adverse Effect, (i) each ANDX Material Contract is valid and binding on each ANDX Party and/or their Subsidiaries who is a party thereto and, to the Knowledge of the ANDX Parties, each other party thereto, and is in full force and effect, and (ii) neither the ANDX Parties nor any of their Subsidiaries, nor, to the Knowledge of the ANDX Parties, any other party to an ANDX Material Contract is in breach or violation of any provision of, or in default under, any ANDX Material Contract, and no event has occurred that, with or without notice, lapse of time or both, would constitute such a breach, violation or default.

5.17. Real Property; Rights-of-Way.

(a) Each of the ANDX Parties and their Subsidiaries has good and marketable title to all real property owned by the ANDX Parties or their Subsidiaries, good and valid leasehold interest in each material lease, sublease and other agreement under which the ANDX Parties and their Subsidiaries uses or occupies or has the right to use or occupy any material real property and good title to all tangible personal property owned by the ANDX Parties and their Subsidiaries that is sufficient for the operation of their respective businesses as presently conducted, free and clear of any Liens (except Permitted Liens), in each case, except as would not have an ANDX Material Adverse Effect.

(b) Each of the ANDX Parties and their Subsidiaries has such consents, easements, rights-of-way, permits and licenses from each Person (collectively, “Rights-of-Way”) as are sufficient to conduct its business in all material respects as currently conducted, except for such Rights-of-Way the absence of which would not have an ANDX Material Adverse Effect. Each of the ANDX Parties and their Subsidiaries have fulfilled and performed all their material obligations with respect to such Rights-of-Way and no event has occurred that allows, or after notice or lapse of time would allow, revocation or termination thereof or would result in any impairment of the rights of the holder of any such Rights-of-Way, except for such revocations, terminations and impairments that would not have an ANDX Material Adverse Effect.

5.18. Opinion of Financial Advisor. The ANDX Conflicts Committee has received the opinion of Goldman, Sachs & Co. LLC (the “ANDX Conflicts Committee Financial Advisor”), to the effect that, as of the date of such opinion, and based upon and subject to the assumptions, qualifications, limitations and other matters set forth therein, the Public Unitholder Exchange Ratio provided for pursuant to this Agreement is fair, from a financial point of view, to holders of Public Unitholder Eligible Units.

5.19. Brokers and Finders. Except for the ANDX Conflicts Committee Financial Advisor, there is no investment banker, broker or finder that has been retained by or is authorized to act on behalf of the ANDX Parties or any of their Subsidiaries who might be entitled to any fee or commission in connection with the transactions contemplated by this Agreement. The ANDX Parties have made available to the MPLX Parties a summary of any financial advisory fees payable by ANDX to the ANDX Conflicts Committee Financial Advisor in connection with the Merger.

5.20. Information Supplied. None of the information supplied or to be supplied by or on behalf of the ANDX Parties for inclusion or incorporation by reference in MPLX’s registration statement on Form S-4 (as amended or supplemented from time to time, the “Registration Statement”) will, at the time the Registration Statement is filed with the SEC and at the time it becomes effective under the Securities Act, and the consent statement relating to the Requisite ANDX Approval to be held in connection with the Merger (which such consent statement forms part of the Registration Statement (the “Consent Statement/Prospectus”)) will not, at the date the Consent Statement/Prospectus is mailed to the unitholders of ANDX, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The portions of the Registration Statement supplied by the ANDX Parties will comply as to form in all material respects with the provisions of the Exchange Act and the rules and regulations thereunder. No representation or warranty is made by the ANDX Parties with respect to information or statements made or incorporated by reference in the Registration Statement based on information regarding only the MPLX Parties or their Affiliates supplied by or on behalf of the MPLX Parties or their Affiliates for inclusion or incorporation by reference therein.

5.21. No Other Representations or Warranties; Non-Reliance. Except for the representations and warranties made by the ANDX Parties in this Article V, neither the ANDX Parties nor any other Person makes any express or implied representation or warranty with respect to the ANDX Parties or any of their Affiliates or any of their respective businesses, operations, assets, liabilities, conditions (financial or otherwise) or prospects in connection with this Agreement or the transactions contemplated by this Agreement, and the ANDX Parties expressly disclaim any such other representations or warranties. In particular, without limiting the foregoing, neither the ANDX Parties nor any other Person makes or has made any representation or warranty to the MPLX Parties, Merger Sub or any of their respective Affiliates or Representatives with respect to (a) any financial projection, forecast, estimate, budget or prospect information relating to the ANDX Parties, any of their Affiliates or any of their respective businesses or (b) any oral or, except for the representations and warranties made by the ANDX Parties in this Article V, written information made available to the MPLX Parties, Merger Sub or any of their Affiliates or Representatives in the course of their evaluation of the ANDX Parties, the negotiation of this Agreement or in the course of the transactions contemplated by this Agreement. None of the MPLX Parties, Merger Sub nor any of their respective Affiliates or Representatives has relied on and none are relying on any representations or warranties regarding the ANDX Parties or any of their Affiliates or Representatives, other than the written representations and warranties expressly set forth in this Article V.

ARTICLE VI

REPRESENTATIONS AND WARRANTIES

OF THE MPLX PARTIES AND MERGER SUB

Except as set forth in the forms, statements, reports and documents filed or furnished, as applicable, by MPLX to the SEC (including the exhibits and schedules thereto) on or after December 31, 2017 and prior to the date of this Agreement pursuant to the Securities Act or the Exchange Act (excluding, in each case, any disclosures set forth in any risk factor section or in any other section to the extent they are forward-looking statements or cautionary, predictive or forward-looking in nature) or in the corresponding sections or subsections of the disclosure letter delivered to the ANDX Parties by the MPLX Parties prior to entering into this Agreement (the “MPLX Disclosure Letter”) (it being agreed that disclosure of any item in any section or subsection of the ANDX Disclosure Letter shall be deemed disclosure with respect to any other section or subsection to which the relevance of such item is reasonably apparent on the face of such disclosure), the MPLX Parties and Merger Sub hereby represent and warrant to the ANDX Parties that:

6.1. Organization, Good Standing and Qualification. Each of the MPLX Parties and their respective Significant Subsidiaries and Merger Sub is a legal entity duly organized, validly existing and in good standing under the Laws of its respective jurisdiction of organization and has all requisite corporate or similar power and authority to carry on its business as presently conducted and is qualified to do business and is in good standing as a foreign corporation or other legal entity in each jurisdiction where such qualification is necessary, except where the failure to be so organized, qualified or in good standing, or to have such power or authority, would not have a MPLX Material Adverse Effect.

6.2. Capital Structure of MPLX; Capitalization of Merger Sub.

(a) The capital structure of MPLX consists of MPLX Common Units, MPLX Series A Preferred Units, non-economic MPLX GP Interest, MPLX Phantom Units and MPLX Performance Units. As of the close of business on May 3, 2019, (i) 794,349,225 MPLX Common Units were issued and outstanding, of which 504,701,934 were owned, directly or indirectly, by MPC, (ii) no MPLX Common Units were held in treasury, (iii) 30,769,232 MPLX Series A Preferred Units were issued and outstanding, (iv) 959,048 MPLX Phantom Units were issued and outstanding, (v) 249,416 MPLX Common Units were subject to outstanding MPLX Performance Units in respect of MPLX Common Units based on the closing price of MPLX Common Units on May 3, 2019 and assuming maximum performance, (vi) the non-economic MPLX GP Interest was issued and outstanding and (vii) no other equity securities or other voting securities of MPLX were issued, reserved for issuance or outstanding. All of such MPLX Common Units, the MPLX Series A Preferred Units, MPLX Phantom Units and MPLX Performance Units and the limited partner interests represented thereby have been duly authorized and validly issued in accordance with the MPLX Partnership Agreement, and except as set forth in the MPLX Partnership Agreement, are fully paid (to the extent required under the MPLX Partnership Agreement) and nonassessable

(except as such nonassessability may be affected by the MPLX Partnership Agreement and Sections 17-303, 17-607 and 17-804 of the DRULPA), and are not subject to any preemptive, purchase, call, first refusal, subscription or similar rights granted by or binding upon MPLX (and were not issued in violation of any preemptive, purchase, call, first refusal, subscription or similar rights). Except as set forth above in this Section 6.2(a), and for changes after the date hereof in compliance with Section 7.1(c), as of the date hereof, there are no equity interests in, or any securities convertible into or exchangeable or exercisable for any equity interests in MPLX.

(b) Each of the outstanding units of capital stock or other securities of each of the Significant Subsidiaries of MPLX is duly authorized, validly issued, fully paid and nonassessable and owned by MPLX or by a direct or indirect wholly owned Subsidiary of MPLX, free and clear of all Liens.

(c) As of the date hereof, MPLX GP owns the non-economic MPLX GP Interest, and such MPLX GP Interest was duly authorized and validly issued in accordance with the MPLX Partnership Agreement and represents the entire general partner interest in MPLX. MPLX GP owns the MPLX GP Interest free and clear of any Liens.

(d) Except as set forth in this Section 6.2, other than MPLX Phantom Units and the MPLX Performance Units granted under the MPLX Long-Term Incentive Plan, there are no outstanding Rights issued or granted by, or binding upon, any of the MPLX Parties or their Subsidiaries, and no securities or obligations evidencing such Rights are authorized, issued or outstanding. The MPLX Parties do not have outstanding any bonds, debentures, notes or other obligations the holders of which have the right to vote (or are convertible into or exercisable for securities having the right to vote) with the unitholders of MPLX on any matter.

(e) All of the issued and outstanding limited liability company interests in Merger Sub are, and at the Effective Time will be, owned by MPLX, and there are (i) no other limited liability company interests or voting securities of Merger Sub, (ii) no securities of Merger Sub convertible into or exchangeable for limited liability company interests or voting securities of Merger Sub and (iii) no options or other rights to acquire from Merger Sub, and no obligations of Merger Sub to issue, any limited liability company interests, voting securities or securities convertible into or exchangeable for limited liability company interests or voting securities of Merger Sub. Merger Sub has not conducted any business prior to the date of this Agreement and has no, and prior to the Effective Time will have no, assets, liabilities or obligations of any nature other than those incident to its formation and pursuant to this Agreement, the Merger and the other transactions contemplated by this Agreement.

6.3. Corporate Authority.

(a) No vote of holders of units representing limited partner interests of MPLX is necessary to approve this Agreement, the Merger, and the other transactions contemplated by this Agreement. Each of the MPLX Parties and Merger Sub has all requisite limited liability company or partnership power and authority and has taken all limited liability or partnership action necessary in order to execute, deliver and perform its obligations under this Agreement and to consummate the Merger, and the other transactions contemplated by this Agreement. This Agreement has been duly executed and delivered by the applicable MPLX Parties and this Agreement constitutes a valid and binding agreement of the applicable MPLX Parties enforceable against such MPLX Parties in accordance with its terms, subject to the Bankruptcy and Equity Exception.

(b) The MPLX Conflicts Committee has, acting in good faith, unanimously (i) determined that this Agreement and the transactions contemplated hereby, including the Merger, are not adverse to the best interests of MPLX and its Subsidiaries treated as a single consolidated entity and the holders of MPLX Common Units (other than MPLX GP and its Affiliates, including MPC), (ii) approved this Agreement and the consummation of the transactions contemplated hereby, including the Merger, and (iii) recommended that the MPLX Board approve this Agreement and the consummation of the transactions contemplated hereby, including the Merger.

(c) Upon the receipt of the recommendation of the MPLX Conflicts Committee, at a meeting duly called and held, the MPLX Board has, acting in good faith, unanimously (i) determined that this Agreement, the Merger and the other Transaction Documents are not adverse to the best interests of MPLX and its Subsidiaries treated as a single consolidated entity, and (ii) approved and declared advisable this Agreement, the other Transaction Documents to which MPLX and MPLX GP are a party and the transactions contemplated hereby and thereby, including the Merger. Following such approval, (A) the members of MPLX GP approved this Agreement, the other Transaction Documents to which MPLX GP is a party and the transactions contemplated hereby and thereby, by written consent, and (B) MPLX, as the sole member of Merger Sub, executed and delivered the Merger Sub Member Consent.

(d) Prior to the Effective Time, the MPLX Parties will have taken all necessary action to permit MPLX to issue the number of MPLX Common Units, MPLX Series B Preferred Units and MPLX TexNew Mex Units and the MPLX Special Limited Partner Interest required to be issued by it pursuant to Article IV. The MPLX Common Units, MPLX Series B Preferred Units, MPLX TexNew Mex Units and the MPLX Special Limited Partner Interest when issued, in each case, will be validly issued, fully paid (to the extent required under the MPLX Partnership Agreement) and nonassessable (except as such nonassessability may be affected by the MPLX Partnership Agreement and Sections 17-303, 17-607 and 17-804 of the DRULPA), and no unitholder of MPLX will have any preemptive right of subscription or purchase in respect thereof. The MPLX Common Units, the MPLX Series B Preferred Units, the MPLX TexNew Mex Units and the MPLX Special Limited Partner Interest when issued, in each case, will be registered or exempt from registration under the Securities Act, the Exchange Act and any applicable state securities or “blue sky” Laws.

6.4. Governmental Filings; No Violations; Certain Contracts, Etc.

(a) Except for (i) compliance with, and filings under, the Exchange Act and the Securities Act and the rules and regulations promulgated thereunder, including the filing with the SEC of the Registration Statement; (ii) compliance with state securities, takeover and “blue sky” Laws and the filing of documents with various state securities authorities that may be required in connection with the transactions contemplated by this Agreement; (iii) the filing of the Certificate of Merger and other appropriate merger documents required by DRULPA and DLLCA with the Secretary of State of the State of Delaware; and (iv) compliance with the applicable requirements of the NYSE, no notices, reports, or other filings are required to be made by the MPLX Parties (or their Subsidiaries) or Merger Sub with, nor are any consents, registrations, approvals, permits or authorizations required to be obtained by the MPLX Parties (or their Subsidiaries) or Merger Sub from, any Governmental Entity, in connection with the execution, delivery and performance of this Agreement by the MPLX Parties and Merger Sub and the consummation of the Merger and the other transactions contemplated by this Agreement, except as would not have a MPLX Material Adverse Effect or prevent, materially delay or materially impair the consummation of the transactions contemplated by this Agreement.

(b) The execution, delivery and performance of this Agreement by the MPLX Parties and Merger Sub do not, and the consummation of the Merger and the other transactions contemplated by this Agreement will not, constitute or result in (i) a breach or violation of, or a default under, the Governing Documents of the MPLX Parties or (ii) with or without notice, lapse of time or both, a breach or violation of, a termination (or right of termination) of or default under, the creation or acceleration of any obligations or the loss of any benefits under or the creation of a Lien on any of the assets of the MPLX Parties or any of their Subsidiaries pursuant to, any Contract binding upon any of the MPLX Parties or any of their Subsidiaries or, assuming (solely with respect to performance of this Agreement and consummation of the Merger and the other transactions contemplated by this Agreement) compliance with the matters referred to in Section 6.4(a), under any Law to which the MPLX Parties or any of their Subsidiaries is subject, except, in the case of clause (ii), as would not have a MPLX Material Adverse Effect or reasonably be expected to prevent, materially delay or materially impair the consummation of the transactions contemplated by this Agreement.

6.5. MPLX SEC Reports; Financial Statements; Internal Controls.

(a) MPLX has filed or furnished, as applicable, on a timely basis, all forms, statements, certifications, reports and documents required to be filed or furnished by it since December 31, 2017 with the SEC pursuant to the Exchange Act or the Securities Act (the forms, statements, reports and documents filed or furnished to the SEC, including any amendments thereto, the “MPLX SEC Reports”). Each of the MPLX SEC Reports, at the time of its filing or being furnished, complied, or if not yet filed or furnished, will when so filed or furnished comply, in all material respects with the applicable requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act, and any rules and regulations promulgated thereunder applicable to the MPLX SEC Reports. As of their respective dates (or, if amended prior to the date of this Agreement, as of the date of such amendment), the MPLX SEC Reports did not, and none of the MPLX SEC Reports filed with or furnished to the SEC subsequent to the date of this Agreement will when so filed or furnished, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances in which they were made, not misleading. MPLX is in compliance in all material respects with the applicable listing and corporate governance rules and regulations of the NYSE.

(b) MPLX maintains disclosure controls and procedures required by Rule 13a-15(e) or 15d-15(e) under the Exchange Act. Such disclosure controls and procedures are reasonably designed to ensure that information required to be disclosed by MPLX is recorded and reported on a timely basis to the individuals responsible for the preparation of MPLX’s filings with the SEC and other public disclosure documents.

(c) MPLX maintains internal control over financial reporting (as defined in Rule 13a-15(f) or 15d-15(f), as applicable, under the Exchange Act). Such internal control over financial reporting is effective in providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. MPLX has disclosed, based on its most recent evaluations prior to the date of this Agreement, to MPLX’s auditors and to the audit committee of the MPLX Board, (i) any significant deficiencies in the design or operation of its internal controls over financial reporting that are reasonably likely to adversely affect MPLX’s ability to record, process, summarize and report financial information and has identified for MPLX’s auditors any material weaknesses in internal control over financial reporting and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in the MPLX’s internal control over financial reporting.

(d) Each of the consolidated balance sheets included in or incorporated by reference into the MPLX SEC Reports (including the related notes and schedules) fairly presents in all material respects, or, in the case of MPLX SEC Reports filed after the date of this Agreement, will fairly present in all material respects the consolidated financial position of MPLX and its consolidated Subsidiaries as of its date, and each of the consolidated statements of operations, changes in partners’ equity and cash flows included in or incorporated by reference into the MPLX SEC Reports (including any related notes and schedules) fairly presents in all material respects, or in the case of MPLX SEC Reports filed after the date of this Agreement, will fairly present in all material respects the results of operations, retained earnings and changes in financial position, as the case may be, of such companies for the periods set forth therein (subject, in the case of unaudited statements, to notes and normal year-end audit adjustments), in each case in accordance with GAAP consistently applied during the periods involved, except as may be noted therein.

6.6. No Adverse Changes.

(a) Except in connection with the execution and delivery of this Agreement, the Merger or any of the other transactions contemplated by this Agreement, from the MPLX Balance Sheet Date through the date of this Agreement the MPLX Parties and their Subsidiaries have conducted their respective businesses in all material respects in the ordinary course of such business consistent with past practice.

(b) From the MPLX Balance Sheet Date through the date of this Agreement, there has not been a MPLX Material Adverse Effect.

6.7. Litigation and Liabilities.

(a) There are no civil, criminal or administrative actions, suits, claims, hearings, arbitrations, investigations or other proceedings pending or, to the Knowledge of the MPLX Parties, threatened in writing against the MPLX Parties or any of their Subsidiaries which, to the Knowledge of the MPLX Parties, would reasonably be expected to result in any claims against, or obligations or liabilities of, the MPLX Parties or any of their Subsidiaries, except for those that would not have a MPLX Material Adverse Effect or would not reasonably be expected to prevent, materially delay or materially impair the consummation of the transactions contemplated by this Agreement. Neither the MPLX Parties nor any of their Subsidiaries is a party to or subject to the provisions of any judgment, order, writ, injunction, decree or award of any Governmental Entity that would have a MPLX Material Adverse Effect.

(b) Except for obligations and liabilities (i) reflected or reserved against in MPLX’s consolidated balance sheets (and the notes thereto) included in the MPLX SEC Reports filed prior to the date of this Agreement, (ii) incurred in the ordinary course of business since the MPLX Balance Sheet Date and (iii) arising or incurred in connection with the Merger or any other transaction contemplated by this Agreement, there are no obligations or liabilities of the MPLX Parties or any of their Subsidiaries of any kind whatsoever, whether accrued, contingent, absolute, determined, determinable or otherwise, except as would not have a MPLX Material Adverse Effect.

(c) This Section 6.7 shall not apply to any actions, suits, claims, hearings, arbitrations, investigations or other proceedings against the MPLX Parties or any of their Subsidiaries or any of their respective directors to the extent arising out of this Agreement, the Merger or the other transactions contemplated by this Agreement.

6.8. Employee Benefits.

(a) Section 6.8(a) of the MPLX Disclosure Letter sets forth an accurate and complete list of each material MPLX Employee Benefit Plan. With respect to each material MPLX Employee Benefit Plan, the MPLX Parties have made available to the ANDX Parties prior to the date of this Agreement, to the extent applicable, accurate and complete copies of (i) the MPLX Employee Benefit Plan document, including any amendments thereto, and all related trust documents, insurance contracts or other funding vehicles, (ii) a written description of such MPLX Employee Benefit Plan if such plan is not set forth in a written document, and (iii) the most recently prepared actuarial report.

(b) Except as would not have a MPLX Material Adverse Effect, (i) each MPLX Employee Benefit Plan (including any related trusts) has been established, operated and administered in compliance with its terms and applicable Laws, including ERISA and the Code, (ii) all contributions or other amounts payable by the MPLX Parties or any of their Subsidiaries with respect to each such MPLX Employee Benefit Plan in respect of current or prior plan years have been paid or accrued in accordance with GAAP, and (iii) there are no pending or, to the Knowledge of the MPLX Parties, threatened claims (other than routine claims for benefits) or proceedings by a Governmental Entity by, on behalf of or against any MPLX Employee Benefit Plan or any trust related thereto.

(c) No Controlled Group Liability has been incurred by MPLX or its Subsidiaries that has not been satisfied in full, and no condition exists that presents a risk to MPLX or its Subsidiaries of incurring any such liability.

(d) The execution and delivery of this Agreement, unitholder or other approval of this Agreement or the consummation of the Merger and the other transactions contemplated by this Agreement will not, either alone or in combination with another event, (i) accelerate the time of payment or vesting, or materially increase the amount of compensation due to any such MPLX Employee under any MPLX Employee Benefit Plan, or (ii) limit or restrict the right to merge, materially amend, terminate or transfer the assets of any MPLX Employee Benefit Plan on or following the Effective Time.

(e) The execution and delivery of this Agreement, unitholder or other approval of this Agreement or the consummation of the transactions contemplated by this Agreement will not, either alone or in combination with another event, result in the payment under a MPLX Employee Benefit Plan of any amount that would, individually or in combination with any other such payment, constitute an “excess parachute payment” as defined in Section 280G(b)(1) of the Code.

(f) Neither the MPLX Parties nor any of their Subsidiaries has any obligation to provide, and no MPLX Employee Benefit Plan provides any individual with the right to, a gross up, indemnification, reimbursement or other payment for any excise or additional taxes, interest or penalties incurred pursuant to Section 409A or Section 4999 of the Code.

(g) No MPLX Employee Benefit Plan is maintained outside the jurisdiction of the United States or covers any MPLX Employee who resides or works outside of the United States.

6.9. Labor Matters.

(a) None of the MPLX Parties nor any of their Subsidiaries is a party to any collective bargaining agreement or other agreement with a labor union or similar organization, and to the Knowledge of the MPLX Parties, there are no activities or proceedings by any individual or group of individuals, including representatives of any labor organizations or labor unions, to organize any employees of the MPLX Parties or any of their Subsidiaries.

(b) Except as would not have a MPLX Material Adverse Effect, (i) there is no strike, lockout, slowdown, work stoppage, job action, picketing, unfair labor practice or other labor dispute pending or, to the Knowledge of the MPLX Parties, threatened, (ii) there is no unfair labor practice charge against the MPLX Parties or any of their Subsidiaries pending before the National Labor Relations Board or any comparable labor relations authority, and (iii) there is no pending or, to the Knowledge of the MPLX Parties, threatened arbitration or grievance, charge, complaint, audit or investigation by or before any Governmental Entity with respect to any current or former employees of MPLX or any of its Subsidiaries.

(c) Except as would not have a MPLX Material Adverse Effect, each of the MPLX Parties and their Subsidiaries is, and has been during the three-year period preceding the date of this Agreement, in compliance with all applicable Laws respecting labor, employment, fair employment practices (including equal employment opportunity laws), terms and conditions of employment, workers’ compensation, occupational safety and health, affirmative action, employee privacy, plant closings, and wages and hours.

(d) Except as would not have a MPLX Material Adverse Effect, there are no proceedings pending or, to the Knowledge of the MPLX Parties, threatened against the MPLX Parties or any of their Subsidiaries in any forum by or on behalf of any present or former employee of the MPLX Parties or any of their Subsidiaries, any applicant for employment or classes of the foregoing alleging breach of any express or implied employment contract, violation of any Law governing employment or the termination thereof, or any other discriminatory, wrongful or tortious conduct on the part of the MPLX Parties or any of their Subsidiaries in connection with the employment relationship.

(e) None of the MPLX Parties or any of their Subsidiaries has incurred any material liability or obligation under the Worker Adjustment and Retraining Notification Act and the regulations promulgated thereunder or any similar state or local Law that remains unsatisfied.

6.10. Compliance with Laws.

(a) The businesses of each of the MPLX Parties and their Subsidiaries are and have at all times since December 31, 2017 been in compliance with all Laws, except for such violations as would not have a MPLX Material Adverse Effect.

(b) No MPLX Party has received written notice of any investigation or review by any Governmental Entity with respect to the MPLX Parties or any of their Subsidiaries, and to the Knowledge of the MPLX Parties, no investigation or review by any Governmental Entity with respect to the MPLX Parties or any of their Subsidiaries is pending or threatened, nor has any Governmental Entity indicated an intention to conduct the same, in each case, except as would not have a MPLX Material Adverse Effect.

(c) The MPLX Parties and each of their Subsidiaries has obtained and is in compliance with all Licenses (including, for the avoidance of doubt, all Licenses required under Environmental Law) necessary to conduct their respective businesses as presently conducted, except as would not have a MPLX Material Adverse Effect. All such Licenses are in full force and effect, and there are no actions pending or, to the Knowledge of the MPLX Parties, threatened that would reasonably be expected to result in the revocation, suspension or material modification of any such License, except as would not have a MPLX Material Adverse Effect. No Licenses shall cease to be effective as a result of the consummation of the Merger or the other transactions contemplated by this Agreement except as would not have a MPLX Material Adverse Effect.

(d) Without limiting the generality of Section 5.10(a), the MPLX Parties, each of their Subsidiaries, and, to the Knowledge of the MPLX Parties, each joint venture partner, joint interest owner, consultant, agent or representative of any of the foregoing (in their respective capacities as such), (i) has not violated the U.S. Foreign Corrupt Practices Act, and any other U.S. and foreign anti-corruption Laws that are applicable to the MPLX Parties or any of their Subsidiaries; (ii) has not been given written notice by any Governmental Entity of any facts which, if true, would constitute a violation of the U.S. Foreign Corrupt Practices Act or any other U.S. or foreign anti-corruption Laws by any such person; and (iii) to the Knowledge of the MPLX Parties, is not being (and has not been) investigated by any Governmental Entity except, in each case of the foregoing clauses (i) through (iii), as would not have a MPLX Material Adverse Effect.

6.11. Takeover Statutes. The action of the MPLX Conflicts Committee and the MPLX Board in approving this Agreement and the transactions contemplated hereby is sufficient to render inapplicable to this Agreement and the transactions contemplated hereby, including the Merger, any “fair price,” “moratorium,” “control share acquisition” or other similar anti-takeover statute or regulation.

6.12. Environmental Matters. Except for any such matter that would not have a MPLX Material Adverse Effect: (a) the MPLX Parties and their Subsidiaries are and have at all times since December 31, 2015 been in compliance with all applicable Environmental Laws; (b) no presence or release of Hazardous Substances exists or has occurred on, at, to or from any property currently or formerly owned, leased or operated by the MPLX Parties or any of their Subsidiaries (including soils, groundwater, surface water, buildings and surface and subsurface structures) for which applicable Environmental Law requires notice, further investigation or response action by the MPLX Parties or their Subsidiaries; (c) neither the MPLX Parties nor any of their Subsidiaries has incurred liability for any Hazardous Substance disposal or contamination on any third party property; (d) neither the MPLX Parties nor any of their Subsidiaries has received any notice, demand, letter, claim or request for information alleging that the MPLX Parties or any of their Subsidiaries are or may be in violation of or subject to liability under any Environmental Law; (e) neither the MPLX Parties nor any of their Subsidiaries is subject to any pending or, to the Knowledge of the MPLX Parties, threatened order, decree, injunction, settlement or other agreement with any Governmental Entity or any indemnity or other agreement with any third party relating to liabilities or obligations under any Environmental Law; and (f) to the Knowledge of the MPLX Parties, there are no other conditions or occurrences involving the MPLX Parties or any of their Subsidiaries that would reasonably be expected to result in any claim, liability or investigation to the MPLX Parties or any of their Subsidiaries pursuant to any Environmental Law.

6.13. Tax Matters. Except for any such matter that would not have, individually or in the aggregate, a MPLX Material Adverse Effect:

(a) MPLX and each of its Subsidiaries (i) have prepared in good faith and duly and timely filed (taking into account any extension of time within which to file) all Tax Returns required to be filed by any of them with the appropriate Governmental Entity and all such filed Tax Returns are complete and accurate, and all items of income, gain, loss, deduction and credit or other items required to be included in each such Tax Return, have been so included; (ii) have paid all Taxes that are required to be paid except for Taxes being contested in good faith and for which adequate accruals or reserves have been established; (iii) have withheld and paid all Taxes required to have been withheld and paid in full in all respects; (iv) have complied with all information reporting (and related withholding) and related record retention requirements; and (v) have not waived any statute of limitations with respect to Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency.

(b) There are no Liens for Taxes (except Permitted Liens) on any of the assets of MPLX or any of its Subsidiaries.

(c) There are no audits, examinations, investigations or other proceedings pending or threatened in writing in respect of Taxes or Tax matters of MPLX or any of its Subsidiaries.

(d) There is no written claim against MPLX or any of its Subsidiaries for any Taxes, and no assessment, deficiency or adjustment has been asserted, proposed, or threatened in writing with respect to any Tax Return of or with respect to MPLX or any of its Subsidiaries.

(e) None of MPLX or any of its Subsidiaries is a party to a Tax allocation or sharing agreement, and no payments are due or will become due by MPLX or any of its Subsidiaries pursuant to any such agreement or arrangement or any Tax indemnification agreement (other than Taxes arising in ordinary course commercial arrangements not primarily related to Taxes).

(f) Since its initial public offering, none of MPLX or any of its Subsidiaries has been a member of an affiliated, combined, consolidated, unitary or similar group with respect to Taxes (including any affiliated group within the meaning of Section 1504 of the Code and any similar group under state, local or foreign law (except for (i) the Texas franchise (margin) Tax Return in which MPLX and its Subsidiaries join in the group return filed by MPC and (ii) the Ohio commercial activity tax in which MPLX and its Subsidiaries are included in the consolidated return filed for MPC by Marathon Petroleum Company LP) or has any liability for the Taxes of any Person (other than MPLX or any of its Subsidiaries), as a transferee or successor, by contract, or otherwise (other than Taxes arising in ordinary course commercial arrangements not primarily related to Taxes).

(g) Each of MPLX and any of its Subsidiaries that is classified as a partnership for U.S. federal tax purposes has in effect a valid election under Section 754 of the Code.

(h) MPLX is currently (and has been since its formation) either (i) properly classified as a partnership for U.S. federal income tax purposes or (ii) properly disregarded as an entity separate from its respective owner for U.S. federal income tax purposes pursuant to Treasury Regulation Section 301.7701-3(b).

(i) Each Subsidiary of MPLX, other than Explorer Pipeline Company, LOCAP LLC and MarkWest Energy Finance Corporation, is currently (and has been since its respective acquisition by MPLX) either (i) properly classified as a partnership for U.S. federal income tax purposes or (ii) properly disregarded as an entity separate from its respective owner for U.S. federal income tax purposes pursuant to Treasury Regulation Section 301.7701-3(b).

(j) At least 90% of the gross income of MPLX for each taxable year since its formation through and including the current taxable year has been “qualifying income” within the meaning of Section 7704(d) of the Code.

(k) Neither MPLX nor any of its Subsidiaries has taken or agreed to take any action that would prevent the Merger from qualifying for the Intended Tax Treatment. Neither MPLX nor any of its Subsidiaries is aware of any agreement, plan or other circumstance that would prevent the Merger from qualifying for the Intended Tax Treatment.

6.14. Intellectual Property Rights. Except as would not have a MPLX Material Adverse Effect: (i) each of the MPLX Parties and their Subsidiaries owns or has (whether through license or otherwise) the valid Intellectual Property Rights necessary for or used in the conduct of its business as currently conducted and as currently proposed to be conducted, and, (ii) to the Knowledge of the MPLX Parties, their products and services do not infringe upon, misappropriate or otherwise violate any Intellectual Property Rights of any third party. Except as would not have a MPLX Material Adverse Effect, all Intellectual Property Rights owned by the MPLX Parties and their Subsidiaries are free and clear of any Liens (other than Permitted Liens). Neither the execution or delivery of this Agreement, nor the consummation of the transactions contemplated hereby will, with or without notice or lapse of time, result in, or give any other Person the right or option to change the terms and conditions of use of the Intellectual Property Rights or cause or declare, a breach or termination of, or cancellation or reduction in rights of any of the MPLX Parties or their Subsidiaries under any contract providing for the license of any Intellectual Property Rights to any of the MPLX Parties or their Subsidiaries, except for any such terminations, cancellations or reductions that would not have a MPLX Material Adverse Effect. There is no Intellectual Property Right-related proceeding, notice or complaint pending or threatened, by any third party before any court or tribunal (including the United States Patent and Trademark Office or equivalent authority anywhere in the world) relating to the businesses, assets or operations of any of the MPLX Parties or their Subsidiaries, nor has any claim or demand been made by any third party that alleges any infringement, misappropriation, or violation of any Intellectual Property Rights of any third party, or unfair competition or trade practices by any of the MPLX Parties or their Subsidiaries, in each case except as would not have a MPLX Material Adverse Effect. Except as would not have a MPLX Material Adverse Effect, each of the MPLX Parties and their Subsidiaries have taken reasonable measures, consistent with industry standards, to protect the confidentiality of all material trade secrets.

6.15. Insurance. All material Insurance Policies maintained by or on behalf of the MPLX Parties or any of their Subsidiaries are with reputable insurance carriers, provide adequate coverage, subject to reasonable self-insured retentions, for all normal risks incident to the business of the MPLX Parties and their Subsidiaries and their respective properties and assets, and are in character and amount at least equivalent to that carried by Persons engaged in similar businesses and subject to the same or similar perils or hazards, except for any such failures to maintain insurance policies as would not have a MPLX Material Adverse Effect. Each Insurance Policy is in full force and effect and all premiums due with respect to all Insurance Policies have been paid, except as would not have a MPLX Material Adverse Effect.

6.16. MPLX Material Contracts.

(a) As of the date hereof, neither MPLX nor any of its Subsidiaries is a party to or bound by any Contract that would be required to be filed prior to the date hereof by MPLX as a “material contract” pursuant to Item 601(b)(10) of Regulation S-K under the Securities Act other than this Agreement and such Contracts that have been filed or incorporated by reference in the MPLX SEC Reports prior to the date of this Agreement.

(b) Each Contract of the type described in Section 6.16(a) to which MPLX Parties or any of its Subsidiaries is a party, is referred to as a “MPLX Material Contract”. Except for matters that would not have a MPLX Material Adverse Effect, (i) each MPLX Material Contract is valid and binding on each MPLX Party and/or their Subsidiaries who is a party thereto and, to the Knowledge of the MPLX Parties, each other party thereto, and is in full force and effect, and (ii) neither the MPLX Parties nor any of their Subsidiaries, nor, to the Knowledge of the MPLX Parties, any other party to a MPLX Material Contract is in breach or violation of any provision of, or in default under, any MPLX Material Contract, and no event has occurred that, with or without notice, lapse of time or both, would constitute such a breach, violation or default.

6.17. Real Property; Rights-of-Way.

(a) Each of the MPLX Parties and their Subsidiaries has good and marketable title to all real property owned by the MPLX Parties or their Subsidiaries, good and valid leasehold interest in each material lease, sublease and other agreement under which the MPLX Parties and their Subsidiaries uses or occupies or has the right to use or occupy any material real property and good title to all tangible personal property owned by the MPLX Parties and their Subsidiaries that is sufficient for the operation of their respective businesses as presently conducted, free and clear of any Liens (except Permitted Liens), in each case, except as would not have a MPLX Material Adverse Effect.

(b) Each of the MPLX Parties and their Subsidiaries has such Rights-of-Way as are sufficient to conduct its business in all material respects as currently conducted, except for such Rights-of-Way the absence of which would not have a MPLX Material Adverse Effect. Each of the MPLX Parties and their Subsidiaries have fulfilled and performed all their material obligations with respect to such Rights-of-Way and no event has occurred that allows, or after notice or lapse of time would allow, revocation or termination thereof or would result in any impairment of the rights of the holder of any such Rights-of-Way, except for such revocations, terminations and impairments that would not have a MPLX Material Adverse Effect.

6.18. Brokers and Finders. Except for Jefferies LLC, there is no investment banker, broker or finder that has been retained by or is authorized to act on behalf of the MPLX Parties or any of their Subsidiaries who might be entitled to any fee or commission in connection with the transactions contemplated by this Agreement.

6.19. Information Supplied. None of the information supplied or to be supplied by or on behalf of the MPLX Parties for inclusion or incorporation by reference in the Registration Statement will, at the time the Registration Statement is filed with the SEC and at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The portions of the Registration Statement supplied by the MPLX Parties will comply as to form in all material respects with the provisions of the Exchange Act and the rules and regulations thereunder. No representation or warranty is made by the MPLX Parties with respect to information or statements made or incorporated by reference in the Registration Statement or the Consent Statement/Prospectus based on information regarding only the ANDX Parties or their Affiliates supplied by or on behalf of the ANDX Parties or their Affiliates for inclusion or incorporation by reference therein.

6.20. No Other Representations or Warranties; Non-Reliance. Except for the representations and warranties made by the MPLX Parties in this Article VI, none of the MPLX Parties, Merger Sub nor any other Person makes any express or implied representation or warranty with respect to the MPLX Parties or any of their Affiliates or any of their respective businesses, operations, assets, liabilities, conditions (financial or otherwise) or prospects in connection with this Agreement or the transactions contemplated by this Agreement, and each of the MPLX Parties and Merger Sub hereby expressly disclaim any such other representations or warranties.

In particular, without limiting the foregoing, none of the MPLX Parties, Merger Sub or any other Person makes or has made any representation or warranty to the ANDX Parties or any of their Affiliates or Representatives with respect to (a) any financial projection, forecast, estimate, budget or prospect information relating to the MPLX Parties, any of their Affiliates or any of their respective businesses, or (b) any oral or, except for the representations and warranties made by the MPLX Parties in this Article VI, written information made available to the ANDX Parties or any of their Affiliates or Representatives in the course of their evaluation of the MPLX Parties, the negotiation of this Agreement or in the course of the transactions contemplated by this Agreement. Neither the ANDX Parties nor any of their Affiliates or Representatives has relied on and none are relying on any representations or warranties regarding the MPLX Parties, Merger Sub or any of their respective Affiliates or Representatives, other than the written representations and warranties expressly set forth in this Article VI.

ARTICLE VII

COVENANTS

7.1. Interim Operations.

(a) After the date of this Agreement and prior to the Effective Time, except (i) as required by applicable Laws, (ii) as otherwise expressly contemplated by this Agreement or (iii) as set forth in Section 7.1(a) of the ANDX Disclosure Letter, each of the ANDX Parties will, and will cause its Subsidiaries to: (w) conduct its business in the ordinary course of business consistent with past practice, (x) use commercially reasonable efforts to maintain and preserve intact its business organization and the goodwill of those having business relationships with it and retain the services of its present officers and key employees, (y) use commercially reasonable efforts to comply in all material respects with all applicable Laws and the requirements of all ANDX Material Contracts, and (z) use commercially reasonable efforts to keep in full force and effect all material insurance policies maintained by or on behalf of the ANDX Parties and their Subsidiaries, other than changes to such policies made in the ordinary course of business.

(b) Without limiting the generality of Section 7.1(a), after the date of this Agreement and prior to the Effective Time, except (A) as required by applicable Laws, (B) as otherwise expressly contemplated by this Agreement or (C) as set forth in Section 7.1(b) of the ANDX Disclosure Letter, each of the ANDX Parties will not, and agrees that it will cause its Subsidiaries not to, in each case without the prior written consent of the MPLX Parties (which consent will not be unreasonably withheld, delayed or conditioned):

(i) adopt or propose any change to its Governing Documents or the Governing Documents of its Subsidiaries as in effect on the date of this Agreement, other than in immaterial respects in relation to any of their Subsidiaries;

(ii) issue, sell, pledge, dispose of, grant, transfer, encumber, or authorize the issuance, sale, pledge, disposition, grant, transfer, lease, license, guarantee or encumbrance of, any equity securities of ANDX or any its Subsidiaries, or securities convertible or exchangeable into or exercisable for any shares of such capital stock, or any options, warrants or other rights of any kind to acquire any equity securities or such convertible or exchangeable securities or interests;

(iii) subject to Section 7.13 and except for distributions to the holders of limited partnership units announced prior to the date of this Agreement or consistent with past practice (including regular quarterly distributions in respect of the ANDX Common Units), any distributions with respect to the TexNew Mex Units or ANDX Series A Preferred Units required by the terms of the ANDX Partnership Agreement or any distributions from a Subsidiary of an ANDX Party to ANDX or another Subsidiary of an ANDX Party, (A) declare, set aside or pay any distributions in respect of its equity securities or Rights, or (B) split, combine or reclassify any of its equity securities or Rights;

(iv) settle, propose to settle or compromise any action before a Governmental Entity if such settlement, proposed settlement or compromise (A) with respect to the payment of monetary damages, involves the payment of monetary damages that exceed $5,000,000 in the aggregate (together with all other settlements or compromises after the date of this Agreement), (B) that imposes any material equitable or non-monetary relief, penalty or restriction on any ANDX Party or any of their Subsidiaries (or, after the Effective Time, any MPLX Party or any of their Subsidiaries) or (C) that would reasonably be expected to affect the rights or defenses available to any ANDX Party or any of their Subsidiaries in any related or similar claims that, individually or in the aggregate, are material to the ANDX Parties and their Subsidiaries, taken as a whole;

(v) recommend, propose, announce, adopt or vote to adopt a plan of complete or partial dissolution or liquidation, in each case, that would (A) prevent or materially impede or delay the ability of the parties to satisfy any of the conditions to, or the consummation of, the transactions set forth in this Agreement or (B) adversely affect in a material way the rights of holders of the securities of any Party;

(vi) transfer, sell, lease, license, mortgage, pledge, surrender, encumber, divest, cancel, abandon or allow to lapse or expire or otherwise dispose of any of the ANDX Parties’ material assets, product lines or businesses or those of any of their Subsidiaries, including any equity interests of any of their Subsidiaries, except (other than with respect to equity interests of any Subsidiary) (A) in connection with goods or services provided in the ordinary course of business and sales of obsolete assets, or (B) for sales, leases, licenses or other dispositions of assets that (x) are contemplated in any budget that, as of the date hereof, has received the requisite approvals from the applicable governing bodies of ANDX or any of its Subsidiaries, (y) are in the ordinary course of business or (z) are with a fair market value not in excess of $10,000,000 in the aggregate;

(vii) except for the incurrence of indebtedness for borrowed money pursuant to any revolving line of credit of ANDX or any of its Subsidiaries (including the MPC Loan Agreement entered into by MPC and ANDX on December 21, 2018), (A) incur, assume or guarantee any indebtedness for borrowed money, (B) issue, assume or guarantee any debt securities, (C) grant any option, warrant or right to purchase any debt securities, or (D) issue any securities convertible into or exchangeable for any debt securities of others;

(viii) (A) amend, modify or terminate, or waive any material right under, any ANDX Material Contract with MPC or any of its Affiliates (other than ANDX or any of its Subsidiaries) or (B) enter into any Contract with MPC or any of its Affiliates (other than ANDX or any of its Subsidiaries) that would be a “material contract” pursuant to Item 601(b)(10) of Regulation S-K under the Securities Act;

(ix) make any change to its accounting policies or procedures, except as required by changes after the date hereof in accordance with GAAP;

(x) (A) change its fiscal or taxable year or any method of Tax accounting, (B) make, change or revoke any material Tax election, (C) settle or compromise any material liability for Taxes, (D) file any material amended Tax Return, (E) enter into an arrangement with any Governmental Entity with respect to Taxes, (F) surrender any right to claim a refund for Taxes, (G) consent to an extension of the statute of limitations applicable to any Tax claim or assessment, or (H) take any action that would reasonably be expected to cause ANDX or any of its Subsidiaries to be treated, for U.S. federal income Tax purposes, as a corporation;

(xi) except as required pursuant to the terms of any ANDX Employee Benefit Plan or adopted pursuant to this Section 7.1(b)(x), or as otherwise required by applicable Law, (A) establish, adopt, materially amend or terminate any ANDX Employee Benefit Plan, (B) grant any new awards, or amend or modify the terms of any outstanding awards, under any ANDX Employee Benefit Plan, (C) take any action to accelerate the vesting or payment, or fund or in any other way secure the payment, of compensation or benefits under any ANDX Employee Benefit Plan, (D) hire any employee, other than any employee with an aggregate annual salary of less than $250,000,or (E) terminate the employment of any executive officer other than for cause; or

(xii) agree, authorize or commit to do any of the foregoing.

(c) After the date of this Agreement and prior to the Effective Time, except (i) as required by applicable Laws, (ii) as otherwise expressly contemplated by this Agreement or (iii) as set forth in Section 7.1(c) of the MPLX Disclosure Letter, each of the MPLX Parties will, and agrees that it will cause its Subsidiaries to: (w) conduct its business in the ordinary course of business consistent with past practice, (x) use commercially reasonable efforts to maintain and preserve intact its business organization and the goodwill of those having business relationships with it and retain the services of its present officers and key employees, (y) use commercially reasonable efforts to comply in all material respects with all applicable Laws and the requirements of all MPLX Material Contracts, and (z) use commercially reasonable efforts to keep in full force and effect all material insurance policies maintained by or on behalf of the MPLX Parties and their Subsidiaries, other than changes to such policies made in the ordinary course of business.

(d) Without limiting the generality of Section 7.1(c), after the date of this Agreement and prior to the Effective Time, except as required by applicable Laws or as otherwise expressly contemplated by this Agreement, (x) each of the MPLX Parties will, and agrees that it will cause its Subsidiaries to, conduct its business in the ordinary course of business consistent with past practice and (y) each of the MPLX Parties will not, and agrees that it will cause its Subsidiaries not to, in each case without the prior written consent of the ANDX Parties (which consent will not be unreasonably withheld, delayed or conditioned):

(i) adopt or propose any change to its Governing Documents or the Governing Documents of its Subsidiaries as in effect on the date of this Agreement, other than in immaterial respects in relation to any of their Subsidiaries;

(ii) make any change to its accounting policies or procedures, except as required by changes after the date hereof in GAAP; or

(iii) (A) change its fiscal or taxable year or any method of Tax accounting, (B) make, change or revoke any material Tax election, (C) settle or compromise any material liability for Taxes, (D) file any material amended Tax Return, (E) enter into an arrangement with any Governmental Entity with respect to Taxes; (F) surrender any right to claim a refund for Taxes, (G) consent to an extension of the statute of limitations applicable to any Tax claim or assessment, or (H) take any action that would reasonably be expected to cause MPLX or any of its Subsidiaries to be treated, for U.S. federal income Tax purposes, as a corporation.

(e) From the date of this Agreement until the Closing Date, each of the ANDX Parties and MPLX Parties shall promptly notify the other parties of (i) any event, condition or circumstance that could reasonably be expected to result in any of the conditions set forth in Article VIII not being satisfied at the Effective Time, and (ii) any material breach by the notifying Party of any covenant, obligation or agreement contained in this Agreement; provided, however, that the delivery of any notice pursuant to this Section 7.1(d) shall not limit or otherwise affect the remedies available hereunder to the notified Party.

7.2. Reasonable Best Efforts. Subject to the terms and conditions set forth in this Agreement, the ANDX Parties and MPLX Parties shall cooperate with each other and use (and shall cause their respective Subsidiaries to use) their respective reasonable best efforts to take or cause to be taken all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under this Agreement and applicable Laws to consummate and make effective the Merger and the other transactions contemplated by this Agreement as soon as practicable, including (a) preparing and filing as promptly as practicable all documentation to effect all necessary notices, reports and other filings and to obtain as promptly as practicable all consents, registrations, approvals, permits and authorizations necessary or advisable to be obtained from any third party and/or any Governmental Entity in order to consummate the Merger or any of the other transactions contemplated by this Agreement, (b) using reasonable best efforts to avoid the entry of any Order, and (c) in the event that any permanent, preliminary or temporary injunction, decision, restraining order or other order is issued, using reasonable best efforts to lift or rescind any injunction, decision, restraining order or other order adversely affecting the ability of the parties to consummate the Merger and the transactions contemplated in this Agreement.

7.3. Filings; Information Supplied.

(a) Registration Statement Filing. The ANDX Parties and MPLX Parties agree to cooperate in the preparation of the Registration Statement (including the Consent Statement/Prospectus contained therein).

MPLX shall file with the SEC the Registration Statement as promptly as reasonably practicable following the date of this Agreement. The MPLX Parties and the ANDX Parties each shall use their reasonable best efforts to have the Registration Statement declared effective under the Securities Act as promptly as reasonably practicable after such filing, to maintain such effectiveness for as long as necessary to consummate the Merger and the other transactions contemplated by this Agreement, and the ANDX Parties shall promptly thereafter mail the Consent Statement/Prospectus, which shall include a form of consent that may be executed by holders of the ANDX Common Units in connection with the written consent, to the holders of ANDX Common Units. The parties shall also use their reasonable best efforts to satisfy prior to the effective date of the Registration Statement all necessary state securities Law or “blue sky” notice requirements in connection with the Merger and to consummate the other transactions contemplated by this Agreement.

(b) Information. The ANDX Parties and MPLX Parties each shall, upon request by the other, furnish the other with all information concerning themselves, their Subsidiaries, directors, officers and unitholders and such other matters as may be reasonably necessary or advisable in connection with the Registration Statement or any other statement, filing, notice or application made by or on behalf of the MPLX Parties, the ANDX Parties or any of their respective Subsidiaries to any third party and/or any Governmental Entity in connection with the Merger and the transactions contemplated by this Agreement.

(c) Updated Information. If, prior to the Effective Time, any event occurs with respect to the ANDX Parties or any Subsidiary of the ANDX Parties or with respect to the MPLX Parties or any Subsidiary of the MPLX Parties, or any change occurs with respect to other information supplied by the ANDX Parties or the MPLX Parties, in each case, for inclusion in the Consent Statement/Prospectus or the Registration Statement, which is required to be described in an amendment of, or a supplement to, the Consent Statement/Prospectus or the Registration Statement, such Party shall promptly notify the other parties hereto of such event, and the ANDX Parties and the MPLX Parties shall cooperate in the prompt filing with the SEC of any necessary amendment or supplement to the Consent Statement/Prospectus and the Registration Statement and, as required by Law, in disseminating the information contained in such amendment or supplement to ANDX’s shareholders. Nothing contained in this Section 7.3(c) shall limit the obligations of any Party under Section 7.3(a).

7.4. Status. Subject to applicable Laws and as required by any Governmental Entity, the ANDX Parties and MPLX Parties each shall keep the other apprised of the status of matters relating to completion of the Merger and the other transactions contemplated by this Agreement, including promptly furnishing the other with copies of notices, comments, requests for any amendment or supplement of the information provided to the Governmental Entity or for additional information, or other communications received by ANDX Parties or the MPLX Parties, as the case may be, or any of their respective Subsidiaries, from any third party and/or any Governmental Entity with respect to the Merger and the other transactions contemplated by this Agreement. Neither the ANDX Parties nor the MPLX Parties shall permit any of their officers or any other Representatives to participate in any meeting with any Governmental Entity in respect of any filings, investigation or other inquiry relating to the Merger or the other transactions contemplated by this Agreement unless they consult with the other parties in advance and, to the extent permitted by such Governmental Entity, give the other parties the opportunity to attend and participate thereat.

7.5. Access and Reports. From the date of this Agreement until the earlier of termination of this Agreement pursuant to Article IX and the Effective Time, upon reasonable prior notice and subject to applicable Law, each of the ANDX Parties shall give to the MPLX Parties and their authorized Representatives, and each of the MPLX Parties shall give to the ANDX Parties and their authorized Representatives, reasonable access during normal business hours to (a) their and their Subsidiaries’ respective offices, properties, employees, books and records and (b) such financial and operating data and other information as the MPLX Parties may reasonably request; provided that the no Party shall be required to permit any inspection, or disclose any document or information, that would, in the reasonable judgment of the such Party, (i) result in the disclosure of any trade secrets of any third parties or violate the terms of any confidentiality provisions in any agreement with a third party entered into prior to the date of this Agreement, (ii) result in a violation of applicable Law, including any fiduciary duty, (iii) waive the protection of any attorney-client privilege or (iv) result in the disclosure of any sensitive or personal information that would expose such Party to the risk of liability. If any material is withheld by any Party pursuant to the proviso to the preceding sentence, such Party shall inform the other parties as to the general nature of what is being withheld and such Party and the other parties shall cooperate to make appropriate substitute arrangements to permit reasonable disclosure that does not suffer from any of the foregoing impediments, including through the use of redaction, clean team arrangements or other appropriate solutions. No information or knowledge obtained in any investigation pursuant to this Section 7.5 shall affect or be deemed to modify any representation or warranty made by the parties hereunder.

7.6. Stock Exchange Listing and Delisting. The MPLX Parties shall use their reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under applicable Laws and rules and policies of the NYSE to enable to cause the MPLX Common Units to be issued in the Merger to be approved for listing on the NYSE subject to official notice of issuance, prior to the Closing Date. Prior to the Closing Date, the ANDX Parties shall cooperate with the MPLX Parties and use reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under applicable Laws and rules and policies of the NYSE to enable the delisting by the MPLX Parties and the Surviving Entity of the ANDX Common Units from the NYSE and the deregistration of the ANDX Common Units under the Exchange Act as promptly as practicable after the Effective Time.

7.7. Publicity. The initial press release by each of the ANDX Parties and the MPLX Parties with respect to the execution of this Agreement shall be in a form reasonably acceptable to the ANDX Parties and the MPLX Parties. Neither the ANDX Parties nor the MPLX Parties (nor any of their respective controlled Affiliates) shall issue any other press release or make any other public announcement with respect to this Agreement or the Merger or the other transactions contemplated by this Agreement without prior consultation with the other parties, except as may be required by applicable Law or by any listing agreement with a national securities exchange, in which case the Party proposing to issue such press release or make such public announcement shall consult in good faith with the other Party before making any such public announcements to the extent reasonably practicable.

7.8. Unitholder Litigation. Other than any proceeding where a MPLX Party is adverse to any ANDX Party, the ANDX Parties shall give the MPLX Parties the opportunity to participate in the defense or settlement of any unitholder litigation against the ANDX Parties and/or the members of the ANDX Board relating to the Merger, this Agreement or any of the transactions contemplated by this Agreement; provided that the ANDX Parties shall in any event control such defense and/or settlement and the disclosure of information in connection therewith shall be subject to the provisions of Section 7.7, including regarding attorney-client privilege or other applicable legal privilege; provided further that the ANDX Parties shall not settle any such litigation without the consent of the MPLX Parties (such consent not to be unreasonably withheld, conditioned or delayed).

7.9. Financing. On or prior to the Closing, ANDX shall use reasonable best efforts to cooperate with, and provide all reasonable assistance to, MPLX in connection with (a) any steps MPLX may, in its sole discretion, determine are necessary or desirable to take in order for MPLX to retire, repay, defease, repurchase or redeem ANDX’s outstanding debt and (b) any of MPLX’s efforts to obtain financing.

7.10. Expenses. Whether or not the Merger is consummated, all costs and expenses incurred in connection with this Agreement, including legal fees, accounting fees, financial advisory fees and other professional and non-professional fees and expenses, shall be paid by the Party incurring such expenses, except that MPLX and ANDX shall each pay for one-half of (a) any filing fees with respect to the Registration Statement and (b) the costs of printing and mailing of the Consent Statement/Prospectus.

7.11. Tax Matters.

(a) The ANDX Parties and the MPLX Parties shall, to the extent permissible under applicable Law, treat the combined businesses of ANDX and MPLX as a single activity for purposes of Section 469 of the Code.

(b) The ANDX Parties and the MPLX Parties agree that for U.S. federal income and applicable state and local Tax purposes, any cash paid in lieu of fractional units pursuant to Section 4.5 is intended to be treated as a reimbursement of capital expenditures pursuant to Treas. Reg. §1.707-4(d) or as a return of capital under general tax principles.

(c) The ANDX Parties and the MPLX Parties each acknowledge and agree that, for U.S. federal income and applicable state and local Tax purposes, (i) the Merger is intended to be treated as an “assets-over” partnership merger transaction under Treasury Regulations Sections 1.708-1(c)(1) and 1.708-1(c)(3)(i), whereby ANDX is intended to be the terminating partnership and MPLX is intended to be the resulting partnership, and as a result, the Merger is intended to be treated for U.S. federal income and applicable state and local Tax purposes as (A) a contribution of all of the assets and liabilities of ANDX to MPLX in exchange for partnership interests in MPLX and the cash received in lieu of fractional units pursuant to Section 4.5 (which to the greatest extent possible is intended to be treated as reimbursement of capital expenditures pursuant to Treasury

Regulations Section 1.707-4(d)), immediately followed by (B) a liquidating distribution by ANDX of such partnership interests in MPLX and cash received in lieu of fractional units pursuant to Section 4.5 to the partners of ANDX, taking into account the non-pro rata sharing of the Merger Consideration (which non-pro rata sharing is, to the greatest extent possible, intended to be treated as a nontaxable sharing of any unrealized gain or unrealized loss within ANDX) and (ii) none of MPLX, ANDX, nor any partner of MPLX or ANDX is intended to recognize taxable gain (other than any gain resulting from (A) any decrease in partnership liabilities pursuant to Section 752 of the Code, (B) a disguised sale attributable to contributions of cash or other property to ANDX after the date of this Agreement and prior to the Effective Time, or (C) if required by applicable Law and the ultimate circumstances, (I) the receipt of any non-pro rata Merger Consideration or (II) the receipt of cash in lieu of fractional units pursuant to Section 4.5) (the “Intended Tax Treatment”). Unless required to do so as a result of a “determination” as defined in Section 1313 of the Code, each of the ANDX Parties and the MPLX Parties agrees not to make any Tax filings or otherwise take any position inconsistent with the Intended Tax Treatment and to cooperate with the other Party to make any filings, statements, or reports required to effect, disclose or report the Intended Tax Treatment.

7.12. Indemnification; Directors’ and Officers’ Insurance.

(a) From and after the Effective Time, each of MPLX and the Surviving Entity agrees that it will indemnify and hold harmless, to the fullest extent permitted under applicable Law (and MPLX and the Surviving Entity shall also advance expenses as incurred to the fullest extent permitted under applicable Law), each present and former director and officer of ANDX GP (each, an “Indemnified Person”), against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages or liabilities incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or related to such Indemnified Person’s service as a director or officer of ANDX GP or employee of the ANDX Parties or services performed by such Person at the request of the ANDX Parties (including acting, at the request of the ANDX Parties, as a director, officer, employee, partner, manager, fiduciary or trustee of any other Person) at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, including in connection with (i) the transactions contemplated by this Agreement and (ii) actions to enforce this provision or any other indemnification or advancement right of any Indemnified Person.

(b) From and after the Effective Time, the MPLX Parties shall honor all rights to indemnification, advancement of expenses, elimination of liability and exculpation from liabilities for acts or omissions occurring at or prior to the Effective Time (including the transactions contemplated by this Agreement) now existing in favor of the Indemnified Persons as provided in the Governing Documents of ANDX and ANDX GP, under applicable Delaware Law, or otherwise, and shall ensure that the Governing Documents of the Surviving Entity (or its successor entities) shall, for a period of six years following the Effective Time, contain provisions substantially no less advantageous with respect to indemnification, advancement of expenses, elimination of liability and exculpation of their present and former directors, officers, employees and agents than are set forth in the Governing Documents of ANDX as of the date of this Agreement.

(c) For a period of not less than six years from and after the Effective Time, the Surviving Entity shall, and the MPLX Parties shall cause the Surviving Entity to, maintain for the benefit of the directors and officers of ANDX GP, as of the Effective Time, an insurance and indemnification policy that provides coverage for events occurring prior to the Effective Time (the “D&O Insurance”) that is substantially equivalent to and in any event not less favorable in the aggregate than the existing policies of the ANDX Parties or, if such substantially equivalent insurance coverage is unavailable, the best coverage that is reasonably available; provided, that in no event shall the annual cost of the D&O Insurance exceed 300% of the current annual premium paid by the ANDX Parties for such purpose; and provided, further, that if the cost of such insurance coverage exceeds such amount, the Surviving Entity shall obtain a policy with the greatest coverage available for a cost not exceeding such amount. In lieu of the foregoing, at or prior to the Effective Time, the ANDX Parties may obtain, at its election, prepaid policies, which policies provide such directors and officers with coverage for an aggregate period of at least six years with respect to claims arising from facts or events that occurred on or before the Effective Time, including in connection with the transactions contemplated by this Agreement; provided, that the ANDX Parties shall in no event spend more than an amount equal to six multiplied by 300% of the current annual premium paid by the ANDX Parties for the existing policies of the ANDX Parties. If such prepaid policies have been obtained prior to the Effective Time, the ANDX Parties and the Surviving Entity shall, and the MPLX Parties shall cause the Surviving Entity to maintain such policies in full force and effect, and continue to honor the obligations thereunder.

(d) If the MPLX Parties and the Surviving Entity and or any of their successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving entity of such consolidation or merger, or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, to the extent necessary, proper provision shall be made so that the successors and assigns of the MPLX Parties or the Surviving Entity, as the case may be, shall assume the obligations set forth in this Section 7.12.

(e) The rights of each Indemnified Person under this Section 7.12 shall be in addition to any rights such Person may have under the ANDX Partnership Agreement, the ANDX GP LLC Agreement, under Delaware Law or any other applicable Law, or under any other agreement of such Indemnified Person with the ANDX Parties. These rights shall survive consummation of the Merger and are intended to benefit, and shall be enforceable by, each Indemnified Person.

7.13. Distributions.

(a) Between the date of this Agreement until the Effective Time, subject to Section 7.13(b), the ANDX GP shall (and MPC shall directly or indirectly cause its representatives on the ANDX Board to) determine, declare and cause ANDX to pay regular quarterly cash distributions on the ANDX Common Units for each quarter in accordance with the ANDX Partnership Agreement in the ordinary course and consistent with past practice, including with respect to amount and timing of record dates and payment dates; provided, however that, subject to applicable Law, Section 7.13(b) and the ANDX Partnership Agreement, any such regular quarterly distribution shall not be less than $1.03 per ANDX Common Unit without the separate determination and approval of the ANDX Conflicts Committee.

(b) Between the date of this Agreement and the Effective Time, the ANDX Parties and MPLX Parties shall coordinate with each other regarding the declaration and payment of distributions in respect of the ANDX Common Units and the MPLX Common Units and the record and payment dates relating thereto, so that no holder of ANDX Common Units shall receive two distributions, or fail to receive one distribution, for any single calendar quarter with respect to its applicable ANDX Common Units or MPLX Common Units received pursuant to the Merger in exchange therefor.

7.14. Section 16 Matters. Prior to the Effective Time, the ANDX Board and MPLX Board shall take all such actions as may be necessary or appropriate to cause the transactions contemplated by this Agreement and any other dispositions of equity securities of ANDX or acquisitions of MPLX Common Units (including derivative securities) in connection with the transactions contemplated by this Agreement by any individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to ANDX or will become subject to such reporting requirements with respect to MPLX, to be exempt under Rule 16b-3 promulgated under the Exchange Act, to the extent permitted by applicable Law.

7.15. Conflicts Committees. Prior to the earlier of the Effective Time and the termination of this Agreement, none of the ANDX Parties, the MPLX Parties or any of their Subsidiaries shall eliminate the ANDX Conflicts Committee or the MPLX Conflicts Committee, or revoke or diminish the authority of the ANDX Conflicts Committee or the MPLX Conflicts Committee, or remove or cause the removal (without cause) of any director of the ANDX Board or MPLX Board that is a member of the ANDX Conflicts Committee or the MPLX Conflicts Committee either as a member of such board or such committee, without the affirmative vote of the MPLX Board or ANDX Board, as applicable, including the affirmative vote of a majority of members of the applicable conflicts committee. For the avoidance of doubt, this Section 7.15 shall not apply to the filling of any vacancies caused by the death, incapacity or resignation of any director.

7.16. New MPLX Interests. Prior to the Closing, MPC and MPLX shall take all actions as are necessary and appropriate to amend the MPLX Partnership Agreement to allow for the creation and issuance of the MPLX Series B Preferred Units, the MPLX Special Limited Partner Interest and the MPLX TexNew Mex Units pursuant to this Agreement.

ARTICLE VIII

CONDITIONS

8.1. Conditions to Each Party’s Obligation to Effect the Merger. The respective obligation of each Party to effect the Merger is subject to the satisfaction or waiver at or prior to the Closing of each of the following conditions:

(a) Registration Statement. The Registration Statement shall have become effective under the Securities Act and the Consent Statement/Prospectus shall have been mailed to holders of the ANDX Common Units (in accordance with Regulation 14A of the Exchange Act) at least 20 Business Days prior to the Closing. No stop order suspending the effectiveness of the Registration Statement shall have been issued and remain in effect, and no proceedings for that purpose shall have commenced or be threatened by the SEC unless subsequently withdrawn.

(b) Written Consent. The Written Consent shall have been obtained in accordance with applicable Law and filed with the minutes of proceedings of ANDX, and such Written Consent shall not have been amended, modified, withdrawn, terminated or revoked; provided, however, that this Section 8.1(b) shall not imply that the Written Consent is permitted by the ANDX Partnership Agreement or applicable Law to be amended, modified or revoked following its execution by holders of ANDX Common Units constituting a Unit Majority (as defined in the ANDX Partnership Agreement).

(c) No Orders. No court or other Governmental Entity of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any Order.

(d) NYSE. The MPLX Common Units issuable to the holders of Public Unitholder Eligible Units and Affiliated Unitholder Eligible Units pursuant to this Agreement shall have been authorized for listing on the NYSE upon official notice of issuance.

(e) Tax Opinions.

(i) MPLX shall have received an opinion of Jones Day dated as of the Closing Date to the effect that (A) at least 90% of the gross income of MPLX for (1) all of the calendar year that immediately precedes the calendar year that includes the Closing Date and (2) each calendar quarter of the calendar year that includes the Closing Date for which the necessary financial information is available is “qualifying income” within the meaning of Section 7704(d) of the Code and (B) at least 90% of the combined gross income of each of MPLX and ANDX for (1) all of the calendar year that immediately precedes the calendar year that includes the Closing Date and (2) each calendar quarter of the calendar year that includes the Closing Date for which the necessary financial information is available is “qualifying income” within the meaning of Section 7704(d) of the Code. In rendering such opinion, Jones Day shall be entitled to receive and rely upon customary representations, warranties and covenants of officers of the MPLX Parties and the ANDX Parties and any of their respective affiliates as to such matters as such counsel may reasonably request.

(ii) ANDX shall have received an opinion of Vinson & Elkins L.L.P. dated as of the Closing Date to the effect that at least 90% of the gross income of ANDX for (A) all of the calendar year that immediately precedes the calendar year that includes the Closing Date and (B) each calendar quarter of the calendar year that includes the Closing Date for which the necessary financial information is available is “qualifying income” within the meaning of Section 7704(d) of the Code. In rendering such opinion, Vinson & Elkins L.L.P. shall be entitled to receive and rely upon customary representations, warranties and covenants of officers of the ANDX Parties and any of their respective affiliates as to such matters as such counsel may reasonably request.

8.2. Conditions to Obligations of the MPLX Parties and the Merger Sub. The obligations of the MPLX Parties and Merger Sub to effect the Merger are also subject to the satisfaction or waiver by the MPLX Parties at or prior to the Closing of the following conditions:

(a) Representations and Warranties. Each of the representations and warranties of the ANDX Parties set forth in (i) Article V (other than Section 5.1 (Organization, Good Standing and Qualification), Section 5.2 (Capital Structure of ANDX), Section 5.3 (Corporate Authority; Approval and Fairness), Section 5.6(b) (No Adverse Changes) and Section 5.11 (Takeover Statutes)) shall be true and correct (without regard to “materiality”, “ANDX Material Adverse Effect” and similar qualifiers contained in such representations and warranties) as of the date of this Agreement and as of the Closing as though made on and as of such date and time (except to the extent that any such representation and warranty expressly speaks of another date, in which case such representation and warranty shall only be required to be so true and correct as of such other date), other than for such failures to be so true and correct that would not have an ANDX Material Adverse Effect, (ii) Section 5.2 (Capital Structure of ANDX) shall be true and correct as of the date of this Agreement and as of the Closing Date as though made on and as of such date and time (except to the extent that any such representation and warranty expressly speaks of another date, in which case such representation and warranty shall only be required to be so true and correct as of such other date), except for such inaccuracies as would not be material in amount or effect, (iii) Section 5.6(b) (No Adverse Changes) shall be true and correct as of the date of this Agreement and (iv) Section 5.1 (Organization, Good Standing and Qualification), Section 5.3 (Corporate Authority; Approval and Fairness) and Section 5.11 (Takeover Statutes) shall be true and correct (without regard to “materiality”, “ANDX Material Adverse Effect” and similar qualifiers contained in such representations and warranties) in all material respects as of the date of this Agreement and as of the Closing as though made on and as of such date and time (except to the extent that any such representation and warranty expressly speaks of another date, in which case such representation and warranty shall only be required to be so true and correct as of such other date).

(b) Performance of Obligations of the ANDX Parties. The ANDX Parties shall have performed in all material respects all obligations required to be performed by them under this Agreement at or prior to the Closing Date.

(c) No Material Adverse Effect. Since the date of this Agreement, there shall not have occurred any ANDX Material Adverse Effect.

(d) ANDX Closing Certificate. The MPLX Parties and Merger Sub shall have received at Closing a certificate signed on behalf of the ANDX Parties by an executive officer of ANDX certifying that such executive officer has read Section 8.2(a) and Section 8.2(b), and the conditions set forth in Section 8.2(a) and Section 8.2(b) are satisfied.

(e) Tax Opinions. MPLX shall have received an opinion of Jones Day dated as of the Closing Date to the effect that for U.S. federal income tax purposes (i) MPLX should not recognize any income or gain as a result of the Merger and (ii) no gain or loss should be recognized by holders of MPLX Common Units and MPLX Series A Preferred Units as a result of the Merger (other than any gain resulting from any decrease in partnership liabilities pursuant to Section 752 of the Code). In rendering such opinion, Jones Day shall be entitled to receive and rely upon customary representations, warranties and covenants of officers of the MPLX Parties and the ANDX Parties and any of their respective affiliates as to such matters as such counsel may reasonably request.

8.3. Conditions to Obligation of the ANDX Parties. The obligation of the ANDX Parties to effect the Merger is also subject to the satisfaction or waiver by the ANDX Parties at or prior to the Closing of the following conditions:

(a) Representations and Warranties. Each of the representations and warranties of the MPLX Parties set forth in (i) Article VI (other than Section 6.1 (Organization, Good Standing and Qualification), Section 6.2 (Capital Structure of MPLX; Capitalization of Merger Sub), Section 6.3 (Corporate Authority), Section 6.6(a) (No Adverse Changes) and Section 6.11 (Takeover Statutes)) shall be true and correct (without regard to “materiality”, “MPLX Material Adverse Effect” and similar qualifiers contained in such representations and warranties) as of the date if this Agreement and as of the Closing as though made on and as of such date and time (except to the extent that any such representation and warranty expressly speaks of another date, in which case such representation and warranty shall only be required to be so true and correct as of such other date), other than for such failures to be so true and correct that, individually or in the aggregate, have not had and would not reasonably be expected to have a MPLX Material Adverse Effect, (ii) Section 6.2 (Capital Structure of MPLX; Capitalization of Merger Sub) shall be true and correct as of the date of this Agreement and as of the Closing Date as though made on and as of such date and time (except to the extent that any such representation and warranty expressly speaks of another date, in which case such representation and warranty shall only be required to be so true and correct as of such other date), except for such inaccuracies as would not be material in amount or effect, (iii) Section 6.6(a) (No Adverse Changes) shall be true and correct as of the date of this Agreement and (iv) Section 6.1 (Organization, Good Standing and Qualification), Section 6.3 (Corporate Authority) and Section 6.11 (Takeover Statutes) shall be true and correct (without regard to “materiality”, “MPLX Material Adverse Effect” and similar qualifiers contained in such representations and warranties) in all material respects as of the date of this Agreement and as of the Closing as though made on and as of such date and time (except to the extent that any such representation and warranty expressly speaks of another date, in which case such representation and warranty shall only be required to be so true and correct as of such other date).

(b) Performance of Obligations of the MPLX Parties and Merger Sub. The MPLX Parties and Merger Sub shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date.

(c) No Material Adverse Effect. Since the date of this Agreement, there shall not have occurred any MPLX Material Adverse Effect.

(d) MPLX Parties and Merger Sub Closing Certificate. The ANDX Parties shall have received at Closing a certificate signed on behalf of the MPLX Parties and Merger Sub by an executive officer of MPLX to the effect that such executive officer has read Section 8.3(a) and Section 8.3(b), and the conditions set forth in Section 8.3(a) and Section 8.3(b) are satisfied.

(e) Tax Opinions. ANDX shall have received an opinion of Vinson & Elkins L.L.P. dated as of the Closing Date to the effect that for U.S. federal income tax purposes (i) ANDX should not recognize any income or gain as a result of the Merger; and (ii) no gain or loss should be recognized by holders of ANDX Common Units and ANDX Series A Preferred Units as a result of the Merger (other than any gain resulting from (A) any decrease in partnership liabilities pursuant to Section 752 of the Code, (B) a disguised sale attributable to contributions of cash or other property to ANDX after the date of the Agreement and prior to the Effective Time, (C) the receipt of any non-pro rata Merger Consideration, or (D) the receipt of cash paid in lieu of fractional units pursuant to Section 4.5). In rendering such opinion, Vinson & Elkins L.L.P. shall be entitled to receive and rely upon customary representations, warranties and covenants of officers of the ANDX Parties and the MPLX Parties and any of their respective affiliates as to such matters as such counsel may reasonably request.

ARTICLE IX

TERMINATION

9.1. Termination by Mutual Consent. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, whether before or after the Written Consent of holders of ANDX Common Units referred to in Section 8.1(b) shall have been obtained, by mutual written consent of ANDX and MPLX duly authorized by each of the ANDX Conflicts Committee and the MPLX Conflicts Committee, respectively.

9.2. Termination by Either the ANDX Parties or the MPLX Parties. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time by action of ANDX or MPLX if:

(a) the Merger shall not have been consummated by November 8, 2019, whether such date is before or after the Written Consent of holders of ANDX Common Units referred to in Section 8.1(b) shall have been obtained (the “Termination Date”); or

(b) any Order permanently restraining, enjoining or otherwise prohibiting consummation of the Merger shall become final and non-appealable (whether before or after the Written Consent of holders of ANDX Common Units referred to in Section 8.1(b) shall have been obtained);

provided that the right to terminate this Agreement pursuant to this Section 9.2 shall not be available to any Party that has breached in any material respect its obligations under this Agreement in any manner that shall have proximately contributed to the occurrence of the failure of a condition to the consummation of the Merger.

9.3. Termination by the ANDX Parties. This Agreement may be terminated by the ANDX Parties and the Merger may be abandoned if there has been a breach of any representation, warranty, covenant or agreement made by the MPLX Parties or Merger Sub in this Agreement, or any such representation and warranty shall have become untrue after the date of this Agreement, such that Sections 8.3(a) or 8.3(b) would not be satisfied and such breach or condition is not curable or, if curable, is not cured by the Termination Date.

9.4. Termination by the MPLX Parties. This Agreement may be terminated by the MPLX Parties and the Merger may be abandoned if there has been a breach of any representation, warranty, covenant or agreement made by the ANDX Parties in this Agreement, or any such representation and warranty shall have become untrue after the date of this Agreement, such that Sections 8.2(a) or 8.2(b) would not be satisfied and such breach or condition is not curable or, if curable, is not cured by the Termination Date.

9.5. Effect of Termination and Abandonment. In the event of termination of this Agreement and the abandonment of the Merger pursuant to this Article IX, this Agreement shall become void and of no effect with no liability to any Person on the part of any Party (or of any of its Representatives or Affiliates); provided, however, and notwithstanding anything in the foregoing to the contrary, that (a) no such termination shall relieve any Party of any liability or damages to the other Party resulting from any knowing and intentional material breach of this Agreement and (b) the provisions set forth in this Section 9.5 and the second sentence of Section 10.1 shall survive the termination of this Agreement.

ARTICLE X

MISCELLANEOUS AND GENERAL

10.1. Survival. This Article X and the agreements of the ANDX Parties, the MPLX Parties and Merger Sub contained in Article IV and Sections 7.10 (Expenses) and 7.12 (Indemnification; Directors’ and Officers’ Insurance) shall survive the consummation of the Merger and the other transactions contemplated by this Agreement. This Article X and the agreements of the ANDX Parties, MPLX Parties and Merger Sub contained in Section 7.10 (Expenses) and Section 9.5 (Effect of Termination and Abandonment) shall survive the termination of this Agreement. All other representations, warranties, covenants and agreements in this Agreement shall not survive the consummation of the Merger or the termination of this Agreement.

10.2. Modification or Amendment. Subject to the provisions of the applicable Laws, at any time prior to the Effective Time, the parties hereto may modify or amend this Agreement, by written agreement of the parties hereto; provided, however, that any such amendments or modifications must be approved by, in the case of amendments or modifications by any ANDX Party, the ANDX Conflicts Committee and, in the case of amendments or modifications by any MPLX Party, the MPLX Board; provided, further, however, that the MPLX Board may not take or authorize any such action without prior written approval of the MPLX Conflicts Committee.

10.3. Waiver of Conditions; Any Determinations, Decisions, Etc. The conditions to each of the Parties’ obligations to consummate the Merger are for the sole benefit of such Party and may be waived by such Party in whole or in part to the extent permitted by applicable Laws; provided, however, that any such waiver shall only be effective if made in writing; provided, further, that the ANDX Parties or the MPLX Parties, as the case may be, may not make or authorize any such waiver without the prior approval of the ANDX Conflicts Committee or the MPLX Conflicts Committee, as applicable. The failure of any Party to assert any of its rights hereunder or under applicable Law shall not constitute a waiver of such rights and, except as otherwise expressly provided herein, no single or partial exercise by any Party of any of its rights hereunder precludes any other or further exercise of such rights or any other rights hereunder or under applicable Law. Whenever a determination, decision, approval, notice or consent of the ANDX Parties or the MPLX Parties is permitted or required pursuant to or otherwise in connection with this Agreement, such determination, decision, approval, notice or consent must be authorized or made by the ANDX Conflicts Committee, in the case of the ANDX Parties, or the MPLX Board and the MPLX Conflicts Committee, in the case of the MPLX Parties.

10.4. Counterparts. This Agreement may be executed in any number of counterparts, each such counterpart being deemed to be an original instrument, and all such counterparts shall together constitute the same agreement.

10.5. GOVERNING LAW AND VENUE; WAIVER OF JURY TRIAL; SPECIFIC PERFORMANCE.

(a) THIS AGREEMENT SHALL BE DEEMED TO BE MADE IN AND IN ALL RESPECTS SHALL BE INTERPRETED, CONSTRUED AND GOVERNED BY AND IN ACCORDANCE WITH THE LAW OF THE STATE OF DELAWARE WITHOUT REGARD TO THE CONFLICTS OF LAW PRINCIPLES THEREOF TO THE EXTENT THAT SUCH PRINCIPLES WOULD DIRECT A MATTER TO ANOTHER JURISDICTION. The parties hereby irrevocably submit to the personal jurisdiction of the Court of Chancery of the State of Delaware or, if such Court of Chancery shall lack subject matter jurisdiction, the Federal courts of the United States of America located in the State of Delaware, solely in respect of the interpretation and enforcement of the provisions of (and any claim or cause of action arising under or relating to) this Agreement and of the documents referred to in this Agreement, and in respect of the transactions contemplated by this Agreement, and hereby waive, and agree not to assert, as a defense in any action, suit or proceeding for the interpretation or enforcement hereof or of any such document, that it is not subject thereto or that such action, suit or proceeding may not be brought or is not maintainable in said courts or that the venue thereof may not be appropriate or that this Agreement or any such document may not be enforced in or by such courts, and the parties hereto irrevocably agree that all claims relating to such action, proceeding or transactions shall be heard and determined in such courts. The parties hereby consent to and grant any such court jurisdiction over the person of such parties and, to the extent permitted by Law, over the subject matter of such dispute and agree that mailing of process or other papers in connection with any such action or proceeding in the manner provided in Section 10.6 or in such other manner as may be permitted by Law shall be valid and sufficient service thereof.

(b) EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY ACTION OR PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT, OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (i) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF ANY ACTION OR PROCEEDING, SEEK TO ENFORCE THE FOREGOING WAIVER, (ii) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (iii) EACH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (iv) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 10.5.

(c) The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached (and, more specifically, that immediate and irreparable harm would likewise occur if the Merger or any of the other transactions contemplated by this Agreement were not consummated and the holders of ANDX Common Units did not receive the aggregate consideration payable to them in accordance with the terms and subject to the conditions of this Agreement). It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in the Court of Chancery of the State of Delaware or, if said Court of Chancery shall lack subject matter jurisdiction, any Federal court of the United States of America located in the County of New Castle, Delaware, this being in addition to any other remedy to which such Party is entitled at law or in equity. In the event that any action is brought in equity to enforce the provisions of this Agreement, no Party shall allege, and each Party hereby waives the defense or counterclaim, that there is an adequate remedy at law. Each Party further agrees that no other Party or any other Person shall be required to obtain, furnish or post any bond or similar instrument in connection with or as a condition to obtaining any remedy referred to in this Section 10.5(c), and each Party irrevocably waives any right it may have to require the obtaining, furnishing or posting of any such bond or similar instrument.

(d) To the extent any Party brings an action, suit or proceeding to enforce specifically the performance of the terms and provisions of this Agreement (other than an action to specifically enforce any provision that expressly survives termination of this Agreement) when expressly available to such Party pursuant to the terms of this Agreement, the Termination Date shall automatically be extended to (i) the twentieth Business Day following the resolution of such action, suit or proceeding, or (ii) such other time period established by the court presiding over such action, suit or proceeding.

10.6. Notices. Any notice, request, instruction or other document to be given hereunder by any Party to the others shall be in writing and delivered personally or sent by registered or certified mail, postage prepaid, by facsimile, email or overnight courier:

If to the MPLX Parties or Merger Sub:

MPLX LP

200 East Hardin Street

Findlay, OH 45840-3295

Attn:           General Counsel

Telephone: 419-421-3112

Email:         sgagle@marathonpetroleum.com

With a copy (which shall not constitute notice) to:

Jones Day

717 Texas, Suite 3300

Houston, TX 77002

Attn:           James Dougherty

                   Jeff Schlegel

                   Benjamin Stulberg

Telephone: 832-239-3939

Email:         jpdougherty@jonesday.com

                    jaschlegel@jonesday.com

                    blstulberg@jonesday.com

and to:

Latham & Watkins LLP

811 Main Street, Suite 3700

Houston, TX 77002

Attn:           William N. Finnegan IV

                    Thomas G. Brandt

Telephone:  713-546-5400

Email:         bill.finnegan@lw.com

                    thomas.brandt@lw.com

If to the ANDX Parties:

Andeavor Logistics LP

200 East Hardin Street

Findlay, OH 45840-3295

Attn:           General Counsel

Telephone: 419-421-3112

Email:         sgagle@marathonpetroleum.com

With a copy (which shall not constitute notice) to:

Sidley Austin LLP

1000 Louisiana Street, Suite 6000

Houston, TX 77002

Attn:           David C. Buck

                   George J. Vlahakos

Telephone: 713-495-4500

Email:        dbuck@sidley.com

                   gvlahakos@sidley.com

or to such other persons or addresses as may be designated in writing by the Party to receive such notice as provided above. Any notice, request, instruction or other document given as provided above shall be deemed given to the receiving Party upon actual receipt, if delivered personally; three Business Days after deposit in the mail, if sent by registered or certified mail; upon confirmation of successful transmission if sent by facsimile or email (provided that if given by facsimile or email such notice, request, instruction or other document shall be followed up within one Business Day by dispatch pursuant to one of the other methods described herein); or on the next Business Day after deposit with an overnight courier, if sent by an overnight courier.

10.7. Entire Agreement. This Agreement (including any exhibits hereto), the ANDX Disclosure Letter, the MPLX Disclosure Letter and the Support Agreement, constitute the entire agreement and supersede all other prior agreements, understandings, representations and warranties both written and oral, among the Parties, with respect to the subject matter hereof. EACH PARTY HERETO AGREES THAT, EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES CONTAINED IN THIS AGREEMENT, NEITHER THE MPLX PARTIES AND MERGER SUB NOR THE ANDX PARTIES MAKES OR RELIES ON ANY OTHER REPRESENTATIONS, WARRANTIES OR INDUCEMENTS, AND EACH HEREBY DISCLAIMS ANY OTHER REPRESENTATIONS, WARRANTIES OR INDUCEMENTS, EXPRESS OR IMPLIED, AS TO THE ACCURACY OR COMPLETENESS OF ANY OTHER INFORMATION, MADE BY, OR MADE AVAILABLE BY, ITSELF OR ANY OF ITS REPRESENTATIVES, WITH RESPECT TO, OR IN CONNECTION WITH, THE NEGOTIATION, EXECUTION OR DELIVERY OF THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT, NOTWITHSTANDING THE DELIVERY OR DISCLOSURE TO THE OTHER OR THE OTHER’S REPRESENTATIVES OF ANY DOCUMENTATION OR OTHER INFORMATION WITH RESPECT TO ANY ONE OR MORE OF THE FOREGOING. No Party shall be bound by, or be liable for, any alleged representation, promise, inducement or statement of intention not contained herein.

10.8. No Third-Party Beneficiaries. Except as provided in Section 7.12 (Indemnification; Directors’ and Officers’ Insurance), the parties agree that their respective representations, warranties and covenants set forth in this Agreement are solely for the benefit of the other Party hereto, in accordance with and subject to the terms of this Agreement, and this Agreement is not intended to, and does not, confer upon any Person other than the parties any rights or remedies hereunder, including the right to rely upon the representations and warranties set forth herein. The representations and warranties in this Agreement are the product of negotiations among the parties and are for the sole benefit of the parties. Any inaccuracies in such representations and warranties are subject to waiver by the parties in accordance with Section 10.3 without notice or liability to any other Person. In some instances, the representations and warranties in this Agreement may represent an allocation among the parties hereto of risks associated with particular matters regardless of the knowledge of any of the Parties. Consequently, Persons other than the parties may not rely upon the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date of this Agreement or as of any other date.

10.9. Obligations of the MPLX Parties and of the ANDX Parties. Whenever this Agreement requires a Subsidiary of any of the MPLX Parties to take any action, such requirement shall be deemed to include an undertaking on the part of MPLX Parties to cause such Subsidiary to take such action. Whenever this Agreement requires a Subsidiary of any of the ANDX Parties to take any action, such requirement shall be deemed to include an undertaking on the part of the ANDX Parties to cause such Subsidiary to take such action and, after the Effective Time, on the part of the Surviving Entity to cause such Subsidiary to take such action.

10.10. Transfer Taxes. All transfer, documentary, sales, use, stamp, registration and other such Taxes and fees (including penalties and interest) incurred by the ANDX Parties in connection with the Merger shall be paid by the MPLX Parties and Merger Sub when due, and the MPLX Parties and Merger Sub will indemnify the ANDX Parties against liability for any such Taxes.

10.11. Severability. The provisions of this Agreement shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity or enforceability of the other provisions hereof. If any provision of this Agreement, or the application of such provision to any Person or any circumstance, is invalid or unenforceable, (a) a suitable and equitable provision shall be substituted therefor in order to carry out, so far as may be valid and enforceable, the intent and purpose of such invalid or unenforceable provision and (b) the remainder of this Agreement and the application of such provision to other Persons or circumstances shall not be affected by such invalidity or unenforceability, nor shall such invalidity or unenforceability affect the validity or enforceability of such provision, or the application of such provision, in any other jurisdiction.

10.12. Successors and Assigns. This Agreement shall not be assignable by operation of law or otherwise; provided, however, that the MPLX Parties may designate, by written notice to the ANDX Parties, another wholly owned direct or indirect Subsidiary in lieu of Merger Sub, in which event all references herein to Merger Sub shall be deemed references to such other Subsidiary, except that all representations and warranties made herein with respect to Merger Sub as of the date of this Agreement shall be deemed representations and warranties made with respect to such other Subsidiary as of the date of such designation; provided that any such designation shall not materially impede or delay the consummation of the transactions contemplated by this Agreement or otherwise materially impede the rights of the holders of ANDX Common Units under this Agreement. Any purported assignment in violation of this Agreement shall be null and void.

[Signature Page Follows]

IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the duly authorized officers of the parties to this Agreement as of the date first written above.

ANDEAVOR LOGISTICS LP

By:	Tesoro Logistics GP, LLC, its General Partner

By:	/s/ Don J. Sorensen
Name: Don J. Sorensen
Title: President

TESORO LOGISTICS GP, LLC

By:	/s/ Gary R. Heminger
Name: Gary R. Heminger
Title: Chief Executive Officer

[Signature Page to Merger Agreement]

MPLX MAX LLC

By:	/s/ Michael J. Hennigan
Name: Michael J. Hennigan
Title: President

[Signature Page to Merger Agreement]

MPLX LP

By:	MPLX GP LLC, its General Partner

By:	/s/ Michael J. Hennigan
Name: Michael J. Hennigan
Title: President

MPLX GP LLC

By:	/s/ Gary R. Heminger
Name: Gary R. Heminger
Title: Chief Executive Officer

[Signature Page to Merger Agreement]

Exhibit 10.1

EXECUTION DRAFT

SUPPORT AGREEMENT

This SUPPORT AGREEMENT (this “Agreement”), dated as of May 7, 2019, is entered into by and among Andeavor Logistics LP, a Delaware limited partnership (“ANDX”), MPLX LP, a Delaware limited partnership (“MPLX”), Tesoro Logistics GP, LLC, a Delaware limited liability company and the general partner of ANDX (“ANDX GP”), Western Refining Southwest, Inc., an Arizona corporation (“Southwest”, and together with ANDX GP, each a “Unitholder” and collectively the “Unitholders”), and, solely for the purpose of Section 8, Marathon Petroleum Corporation, a Delaware corporation (“MPC” and each of MPC, the Unitholders, ANDX and MPLX, each a “Party” and collectively the “Parties”).

RECITALS

1. Concurrently herewith, ANDX, ANDX GP, MPLX, MPLX GP LLC, a Delaware limited liability company and the general partner of MPLX, and MPLX MAX LLC, a Delaware limited liability company and a wholly owned Subsidiary of MPLX (“Merger Sub”), are entering into an Agreement and Plan of Merger (as it may be amended from time to time, the “Merger Agreement”), pursuant to which (and subject to the terms and conditions set forth therein) Merger Sub will be merged with and into ANDX, with ANDX as the surviving entity (the “Merger”).

2. As of the date hereof, each Unitholder is the Record Holder and beneficial owner in the aggregate of, and has the right to vote and dispose of, the number of ANDX Common Units set forth opposite such Unitholder’s name on Schedule A hereto (the “Existing Units”).

3. As a condition and inducement to ANDX’s and MPLX’s willingness to enter into the Merger Agreement and to proceed with the transactions contemplated thereby, including the Merger, ANDX, MPLX and the Unitholders are entering into this Agreement.

4. The Unitholders acknowledge that ANDX and MPLX are entering into the Merger Agreement in reliance on the representations, warranties, covenants and other agreements of the Unitholders set forth in this Agreement and would not enter into the Merger Agreement if the Unitholders did not enter into this Agreement.

5. In consideration of the representations, warranties, covenants and agreements set forth in this Agreement, the Parties agree as follows:

1. Defined Terms. The following capitalized terms, as used in this Agreement, shall have the meanings set forth below. Capitalized terms used but not defined in this Agreement shall have the meanings ascribed to them in the Merger Agreement.

“ANDX Proxy Designee” means a Person designated by the MPLX Conflicts Committee by written notice to each of the Parties, which notice may simultaneously revoke the designation of any other Person as an ANDX Proxy Designee.

“Covered Units” means, with respect to each Unitholder, such Unitholder’s Existing Units, together with any ANDX Common Units that such Unitholder becomes the Record Holder or beneficial owner of on or after the date hereof.

“Date of Termination” has the meaning set forth in Section 5.

“Record Holder” has the meaning ascribed thereto in the ANDX Partnership Agreement.

“Transfer” means, directly or indirectly, to sell, transfer, assign, pledge, encumber or similarly dispose of (by merger (including by conversion into securities or other consideration), by tendering into any tender or exchange offer, by testamentary disposition, by operation of law or otherwise), either voluntarily or involuntarily, or to enter into any contract, option or other arrangement or understanding with respect to the voting of or sale, transfer, assignment, pledge, encumbrance or similar disposition of (by merger, by tendering into any tender or exchange offer, by testamentary disposition, by operation of law or otherwise); provided that, for the avoidance of doubt, a Transfer shall not include any existing or future pledges or security interests issued by either of the Unitholders in connection with a bona fide loan but will, for the avoidance of doubt, include any foreclosure thereon.

2. Agreement to Deliver Written Consent. Prior to the Date of Termination (as defined herein), each Unitholder irrevocably and unconditionally agrees that it shall (a) within two Business Days after the Registration Statement becomes effective under the Securities Act (but, for the avoidance of doubt, not until such Registration Statement becomes effective), deliver (or cause to be delivered) a written consent pursuant to Section 13.11 of the ANDX Partnership Agreement covering all of the Covered Units approving (in all manners and by each applicable class) the Merger, the Merger Agreement and any other matters necessary for consummation of the Merger and the other transactions contemplated in the Merger Agreement, (b) not revoke any such written consent delivered in accordance with clause (a), and (c) at any meeting of the limited partners of ANDX (whether annual or special and whether or not an adjourned or postponed meeting), however called, appear at such meeting or otherwise cause the Covered Units to be counted as present thereat for purpose of establishing a quorum and vote (or consent), or cause to be voted at such meeting (or validly execute and return and cause such consent to be granted with respect to), all Covered Units (in all manners and by each applicable class) (i) in favor of the approval of the Merger, the Merger Agreement and any other matter necessary or desirable for the consummation of the transactions contemplated by the Merger Agreement, including the Merger, and (ii) against (A) any action or agreement that would result in a breach of any covenant, representation or warranty or any other obligation or agreement of ANDX or any Subsidiary of ANDX contained in the Merger Agreement and (B) any other action that could reasonably be expected to impede, interfere with, delay, postpone or adversely affect the Merger or any of the other transactions contemplated by the Merger Agreement or this Agreement. If any Unitholder is the beneficial owner, but not the Record Holder, of any Covered Units, such Unitholder agrees to take all actions necessary to cause the Record Holder and any nominees to vote (or execute a consent with respect to) all of such Covered Units in accordance with this Section 2. Except as otherwise set forth in or contemplated by this Agreement, each Unitholder may vote the Covered Units in its discretion on all matters submitted for the vote of unitholders of ANDX or in connection with any written consent of ANDX’s unitholders in a manner that is not inconsistent with the terms of this Agreement.

3. Grant of Irrevocable Proxy; Appointment of Proxy.

(a) FROM AND AFTER THE DATE HEREOF UNTIL THE DATE OF TERMINATION, EACH UNITHOLDER HEREBY IRREVOCABLY AND UNCONDITIONALLY GRANTS TO, AND APPOINTS, SUZANNE GAGLE AND MOLLY R. BENSON, AND ANY OTHER ANDX PROXY DESIGNEE (AS DEFINED ABOVE), EACH OF THEM INDIVIDUALLY, AS SUCH UNITHOLDER’S PROXY AND ATTORNEY-IN-FACT (WITH FULL POWER OF SUBSTITUTION) TO VOTE (OR EXECUTE A WRITTEN CONSENT WITH RESPECT TO) THE COVERED UNITS SOLELY IN ACCORDANCE WITH SECTION 2. THIS PROXY IS IRREVOCABLE (UNTIL THE DATE OF TERMINATION AND EXCEPT AS TO ANY ANDX PROXY DESIGNEE WHOSE DESIGNATION AS A PROXY DESIGNEE IS APPROPRIATELY REVOKED) AND COUPLED WITH AN INTEREST AND EACH UNITHOLDER WILL TAKE SUCH FURTHER ACTION OR EXECUTE SUCH OTHER INSTRUMENTS AS MAY BE NECESSARY TO EFFECTUATE THE INTENT OF THIS PROXY AND HEREBY REVOKES ANY OTHER PROXY PREVIOUSLY GRANTED BY SUCH UNITHOLDER WITH RESPECT TO THE COVERED UNITS (AND EACH UNITHOLDER HEREBY REPRESENTS TO ANDX AND MPLX THAT ANY SUCH OTHER PROXY IS REVOCABLE). EACH UNITHOLDER HEREBY AFFIRMS THAT THE IRREVOCABLE PROXY SET FORTH IN THIS SECTION IS GIVEN IN CONNECTION WITH THE MERGER AGREEMENT, AND THAT SUCH IRREVOCABLE PROXY IS GIVEN TO SECURE THE PERFORMANCE OF THE DUTIES OF SUCH UNITHOLDER UNDER THIS AGREEMENT.

(b) The proxy granted in this Section 3 shall automatically expire upon the termination of this Agreement.

4. No Inconsistent Agreements. Each Unitholder hereby represents, covenants and agrees that, except as contemplated by this Agreement, it (a) has not entered into, and shall not enter into at any time prior to the Date of Termination, any voting agreement or voting trust with respect to any Covered Units and (b) has not granted, and shall not grant at any time prior to the Date of Termination, a proxy or power of attorney with respect to any Covered Units, in either case, which is inconsistent with the Unitholder’s obligations pursuant to this Agreement.

5. Termination. This Agreement shall terminate upon the earliest of (a) the Effective Time, (b) the termination of the Merger Agreement in accordance with its terms, and (c) the mutual written agreement of the Parties to terminate this Agreement (such earliest date, the “Date of Termination”); provided that the provisions set forth in Sections 14 to 25 shall survive the termination of this Agreement; provided further that any liability incurred by any Party as a result of a breach of a term or condition of this Agreement prior to such termination shall survive the Date of Termination.

6. Representations and Warranties of the Unitholders. The Unitholders hereby jointly and severally represent and warrant to ANDX and MPLX as follows:

(a) Each Unitholder is the Record Holder and beneficial owner of, and has good and valid title to, its Covered Units, free and clear of Liens other than as created by this Agreement. Each Unitholder has voting power, power of disposition, and power to agree to all of the matters set forth in this Agreement, in each case with respect to all of its Covered Units. As of the date hereof, other than the Existing Units, the ANDX GP Interest, the ANDX Special Limited Partner Interest and the TexNew Mex Units, neither Unitholder is a Record Holder of, nor owns beneficially, any (i) units or voting securities of ANDX, (ii) securities of ANDX convertible into or exchangeable for units or voting securities of ANDX or (iii) options or other rights to acquire from ANDX any units, voting securities or securities convertible into or exchangeable for units or voting securities of ANDX. The Covered Units are not subject to any voting trust agreement or other contract to which a Unitholder is a party restricting or otherwise relating to the voting or Transfer of the Covered Units. Neither Unitholder has appointed or granted any proxy or power of attorney that is still in effect with respect to any Covered Units, except as contemplated by this Agreement.

(b) Each Unitholder is duly organized, validly existing and in good standing under the laws of its jurisdiction of organization and has all requisite power and authority to execute and deliver this Agreement and to perform its obligations hereunder. The execution, delivery and performance of this Agreement by each Unitholder, the performance by each Unitholder of its obligations hereunder and the consummation by each Unitholder of the transactions contemplated hereby have been duly and validly authorized by the Unitholder and no other actions or proceedings on the part of the Unitholder are necessary to authorize the execution and delivery by each Unitholder of this Agreement, the performance by each Unitholder of its obligations hereunder or the consummation by each Unitholder of the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by each Unitholder and, assuming due authorization, execution and delivery by ANDX and MPLX, constitutes a legal, valid and binding obligation of each Unitholder, enforceable against each Unitholder in accordance with its terms, except as enforcement may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors’ rights generally and by general principles of equity (regardless of whether considered in a proceeding in equity or at Law).

(c) Except for the applicable requirements of the Exchange Act, (i) no filing with, and no permit, authorization, consent or approval of, any Governmental Entity is necessary on the part of either Unitholder for the execution, delivery and performance of this Agreement by each Unitholder or the consummation by each Unitholder of the transactions contemplated hereby and (ii) neither the execution, delivery or performance of this Agreement by either Unitholder nor the consummation by each Unitholder of the transactions contemplated hereby nor compliance by each Unitholder with any of the provisions hereof shall (A) conflict with or violate, any provision of the organizational documents of either Unitholder, (B) result in any breach or violation of, or constitute a default (or an event which, with notice or lapse of time or both, would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a Lien on such property or asset of either Unitholder pursuant to, any contract to which either Unitholder is a party or by which either Unitholder or any property or asset of the Unitholder is bound or affected, or (C) violate any order, writ, injunction, decree, statute, rule or regulation applicable to either Unitholder or any of either Unitholder’s properties or assets except, in the case of clause (B) or (C), for breaches, violations or defaults that would not, individually or in the aggregate, materially impair the ability of either Unitholder to perform its obligations hereunder.

(d) As of the date of this Agreement, there is no action, suit, investigation, complaint or other proceeding pending against either Unitholder or, to the knowledge of the Unitholders, any other Person or, to the knowledge of the Unitholders, threatened against either Unitholder or any other Person that restricts or prohibits (or, if successful, would restrict or prohibit) the exercise by ANDX and MPLX of their rights under this Agreement or the performance by any Party of its obligations under this Agreement.

(e) Each Unitholder understands and acknowledges that ANDX and MPLX are entering into the Merger Agreement in reliance upon the Unitholders’ execution and delivery of this Agreement and the representations and warranties of the Unitholders contained herein.

(f) Each Unitholder is an Affiliate of ANDX GP.

7. Certain Covenants of the Unitholders. Each Unitholder hereby covenants and agrees as follows, in each case except as otherwise approved in writing by ANDX and MPLX:

(a) Prior to the Date of Termination, and except as contemplated hereby, neither Unitholder shall (i) Transfer, or enter into any contract, option, agreement or other arrangement or understanding with respect to the Transfer of any of the Covered Units or beneficial ownership or voting power thereof or therein (including by operation of law), (ii) grant any proxies or powers of attorney, deposit any Covered Units into a voting trust or enter into a voting agreement with respect to any Covered Units, or (iii) knowingly take any action that would make any representation or warranty of either Unitholder contained herein untrue or incorrect or have the effect of preventing or disabling either Unitholder from performing its obligations under this Agreement; provided that the foregoing shall not include or prohibit pledges or security interests relating to existing or future bona fide loans that do not prevent or disable either Unitholder from performing its obligations under this Agreement. Notwithstanding anything to the contrary in this Agreement, a Unitholder may Transfer any or all of the Covered Units, in accordance with applicable Law, to MPLX or any of its Subsidiaries; provided that prior to and as a condition to the effectiveness of such Transfer, (i) each Person to whom any of such Covered Units or any interest in any of such Covered Units is or may be Transferred shall have executed and delivered to ANDX and MPLX a counterpart of this Agreement pursuant to which such Person shall be bound by all of the terms and provisions of this Agreement as if such Person were the Unitholder and (ii) MPLX or its Subsidiary, as relevant, is an Affiliate of ANDX GP. Any Transfer in violation of this provision shall be void.

(b) Prior to the Date of Termination, in the event that a Unitholder becomes the Record Holder or acquires beneficial ownership of, or the power to vote or direct the voting of, any additional ANDX Common Units or other voting interests with respect to ANDX, such Unitholder will promptly notify ANDX and MPLX of such MPLX Common Units or voting interests, such ANDX Common Units or voting interests shall, without further action of the parties, be deemed Covered Units and subject to the provisions of this Agreement, and the number of ANDX Common Units held by the Unitholder set forth on Schedule A hereto will be deemed amended accordingly and such ANDX Common Units or voting interests shall automatically become subject to the terms of this Agreement.

8. Amendment to Omnibus Agreement. Prior to the Closing, MPC, ANDX GP and ANDX shall take all actions as are necessary and appropriate to amend the Fourth Amended and Restated Omnibus Agreement, dated effective as of October 30, 2017, by and among Andeavor, ANDX, ANDX GP and the other parties thereto, as amended as of the date hereof (including by that certain First Amendment to Fourth Amended and Restated Omnibus Agreement, dated as of January 30, 2019, the “Omnibus Agreement”), effective as of the Closing and in such form as is reasonably acceptable to MPLX, to reflect the admission of the New ANDX General Partner as the general partner of the Surviving Entity and provide that a “Partnership Change of Control” (as such term is defined in the Omnibus Agreement) shall not be deemed to occur unless and until MPC no longer directly or indirectly controls the general partner of ANDX.

9. Transfer Agent. Each Unitholder hereby authorizes MPLX or its counsel to notify ANDX’s transfer agent that there is a stop transfer order with respect to all Covered Units (and that this Agreement places limits on the voting and Transfer of such Covered Units); provided, however, that MPLX or its counsel will further notify ANDX’s transfer agent to lift and vacate the stop transfer order with respect to the Covered Units on the earlier of (a) the date on which the written consent of the Unitholder is delivered in accordance with Section 2 and (b) the Date of Termination.

10. Unitholder Capacity. This Agreement is being entered into by each of the Unitholders solely in its capacity as a holder of ANDX Common Units, and nothing in this Agreement shall restrict or limit the ability of either of the Unitholders or any Affiliate or any employee thereof who is a director or officer of ANDX or ANDX GP to take any action in his or her capacity as a director or officer of ANDX or ANDX GP to the extent specifically permitted by the Merger Agreement.

11. Disclosure. The Unitholders hereby authorize ANDX and MPLX to publish and disclose in any announcement or disclosure required by the SEC and in the Consent Statement/Prospectus the Unitholders’ identities and ownership of the Covered Units and the nature of the Unitholders’ obligations under this Agreement.

12. No Ownership Interest. Nothing contained in this Agreement shall be deemed to vest in ANDX or MPLX any direct or indirect ownership or incidence of ownership of or with respect to any Covered Units. All rights, ownership and economic benefit relating to the Covered Units shall remain vested in and belong to the Unitholders, and ANDX and MPLX shall have no authority to direct the Unitholders in the voting or disposition of any of the Covered Units, except as otherwise provided herein.

13. Non-Survival of Representations and Warranties. The representations and warranties of the Unitholders contained herein shall not survive the closing of the Merger or the Date of Termination.

14. Modification or Amendment. Subject to the provisions of the applicable Laws, at any time prior to the Effective Time, the Parties may modify or amend this Agreement, by written agreement of the Parties; provided, however, that any such amendments or modifications must be approved by (a) in the case of amendments or modifications approved by or on behalf of MPLX, the MPLX Board, and (b) in the case of amendments or modifications approved by or on behalf of ANDX, the ANDX Conflicts Committee; provided, further, however, that the MPLX Board may not take or authorize any such action without the prior written approval of the MPLX Conflicts Committee.

15. Waiver. The failure of any Party to assert any of its rights hereunder or under applicable Law shall not constitute a waiver of such rights and, except as otherwise expressly provided herein, no single or partial exercise by any Party of any of its rights hereunder precludes any other or further exercise of such rights or any other rights hereunder or under applicable Law. Whenever a determination, decision, approval, waiver, consent or notice of ANDX or MPLX is permitted or required pursuant to or otherwise in connection with this Agreement, such determination, decision, approval, waiver, consent or notice must be authorized by the ANDX Conflicts Committee, in the case of ANDX, or the MPLX Board and the MPLX Conflicts Committee, in the case of MPLX.

16. Notices. Any notice, request, instruction or other document to be given hereunder by any Party to the others shall be in writing and delivered personally or sent by registered or certified mail, postage prepaid, by email or by overnight courier:

(i)	If to the Unitholders:

c/o Marathon Petroleum Corporation

200 East Hardin Street

Findlay, Ohio 45840-3295

Attn: General Counsel

e-mail: sgagle@marathonpetroleum.com

phone: 419-421-3112

With a copy (which shall not constitute notice) to:

Jones Day,

717 Texas, Suite 3300

Houston, Texas 77002

Attn:            James Dougherty

                    Jeff Schlegel

                     Benjamin Stulberg

Telephone: (832) 239-3939

Email:         jpdougherty@jonesday.com

                     jaschlegel@jonesday.com

                     blstulberg@jonesday.com

(ii)	If to MPLX:

MPLX LP

200 East Hardin Street

Findlay, Ohio 45840-3295

Attn:           General Counsel

Telephone: 419-421-3112

Email:         sgagle@marathonpetroleum.com

With a copy (which shall not constitute notice) to:

Jones Day,

717 Texas, Suite 3300

Houston, Texas 77002

Attn:            James Dougherty

                    Jeff Schlegel

                     Benjamin Stulberg

Telephone: (832) 239-3939

Email:         jpdougherty@jonesday.com

                     jaschlegel@jonesday.com

                     blstulberg@jonesday.com

With a copy (which shall not constitute notice) to:

Latham & Watkins LLP

811 Main Street, Suite 3700

Houston, Texas 77002

Attn:            William N. Finnegan IV

                    Thomas G. Brandt

Telephone: (713) 546-5400

Email:         bill.finnegan@lw.com

                     thomas.brandt@lw.com

(iii)	If to ANDX:

Andeavor Logistics LP

200 East Hardin Street

Findlay, Ohio 45840-3295

Attn:           General Counsel

Telephone: 419-421-3112

Email:         sgagle@marathonpetroleum.com

With a copy (which shall not constitute notice) to:

Jones Day,

717 Texas, Suite 3300

Houston, Texas 77002

Attn:        James Dougherty

                Jeff Schlegel

                Benjamin Stulberg

Telephone:         (832) 239-3939

Email:               jpdougherty@jonesday.com

                           jaschlegel@jonesday.com

                           blstulberg@jonesday.com

With a copy (which shall not constitute notice) to:

Sidley Austin LLP

1000 Louisiana, Suite 6000

Houston, Texas 77002

Attn:           David C. Buck

                   George Vlahakos

Telephone: (713) 495-4500

Email:        dbuck@sidley.com

                   gvlahakos@sidley.com

(iv)	If to MPC:

Marathon Petroleum Corporation

200 East Hardin Street

Findlay, Ohio 45840-3295

Attn: General Counsel

e-mail: sgagle@marathonpetroleum.com

phone: 419-421-3112

With a copy (which shall not constitute notice) to:

Jones Day,

717 Texas, Suite 3300

Houston, Texas 77002

Attn:           James Dougherty

                   Jeff Schlegel

                   Benjamin Stulberg

Telephone: (832) 239-3939

Email:         jpdougherty@jonesday.com

                     jaschlegel@jonesday.com

                     blstulberg@jonesday.com

17. Entire Agreement. This Agreement, the Merger Agreement (including any exhibits thereto), the ANDX Disclosure Letter and the MPLX Disclosure Letter constitute the entire agreement and supersede all other prior agreements, understandings, representations and warranties both written and oral, among the Parties, with respect to the subject matter hereof.

18. No Third-Party Beneficiaries. Except as provided in Section 14 and Section 15, (a) the Parties agree that their respective representations, warranties and covenants set forth in this Agreement are solely for the benefit of the other Parties hereto, in accordance with and subject to the terms of this Agreement, and (b) this Agreement is not intended to, and does not, confer upon any Person other than the Parties any rights or remedies hereunder, including the right to rely upon the representations and warranties set forth herein.

19. GOVERNING LAW AND VENUE. THIS AGREEMENT SHALL BE DEEMED TO BE MADE IN AND IN ALL RESPECTS SHALL BE INTERPRETED, CONSTRUED AND GOVERNED BY AND IN ACCORDANCE WITH THE LAW OF THE STATE OF DELAWARE WITHOUT REGARD TO THE CONFLICTS OF LAW PRINCIPLES THEREOF TO THE EXTENT THAT SUCH PRINCIPLES WOULD DIRECT A MATTER TO ANOTHER JURISDICTION. The Parties hereby irrevocably submit to the personal jurisdiction of the Court of Chancery of the State of Delaware or, if such Court of Chancery shall lack subject matter jurisdiction, the Federal courts of the United States of America located in the State of Delaware, solely in respect of the interpretation and enforcement of the provisions of (and any claim or cause of action arising under or relating to) this Agreement, and in respect of the transactions contemplated by this Agreement, and hereby waive, and agree not to assert, as a defense in any action, suit or proceeding for the interpretation or enforcement hereof that it is not subject thereto or that such action, suit or proceeding may not be brought or is not maintainable in said courts or that the venue thereof may not be appropriate or that this Agreement may not be enforced in or by such courts, and the Parties irrevocably agree that all claims relating to such action, proceeding or transactions shall be heard and determined in such courts. The Parties hereby consent to and grant any such court jurisdiction over the person of such parties and, to the extent permitted by Law, over the subject matter of such dispute and agree that mailing of process or other papers in connection with any such action or proceeding in the manner provided in Section 16 or in such other manner as may be permitted by Law shall be valid and sufficient service thereof.

20. WAIVER OF JURY TRIAL. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY ACTION OR PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT, OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (i) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF ANY ACTION OR PROCEEDING, SEEK TO ENFORCE THE FOREGOING WAIVER, (ii) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (iii) EACH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (iv) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 20.

21. Specific Performance. The Parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the Parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in the Court of Chancery of the State of Delaware or, if said Court of Chancery shall lack subject matter jurisdiction, any Federal court of the United States of America located in the County of New Castle, Delaware, this being in addition to any other remedy to which such party is entitled at law or in equity. In the event that any action is brought in equity to enforce the provisions of this Agreement, no Party shall allege, and each Party hereby waives the defense or counterclaim, that there is an adequate remedy at Law. Each Party further agrees that no other Party or any other Person shall be required to obtain, furnish or post any bond or similar instrument in connection with or as a condition to obtaining any remedy referred to in this Section 21, and each Party irrevocably waives any right it may have to require the obtaining, furnishing or posting of any such bond or similar instrument.

22. Successors and Assigns. This Agreement shall not be assignable by operation of law or otherwise; provided, however, that MPLX may assign all or any of its rights and obligations hereunder to any direct or indirect wholly owned Subsidiary of MPLX, ANDX may assign all or any of its rights and obligations hereunder to any direct or indirect wholly owned Subsidiary of ANDX, and a Unitholder may Transfer any or all of the Covered Units in accordance with Section 7(a); provided further that no assignment shall limit the assignor’s obligations hereunder. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the Parties and their respective successors and assigns. Any purported assignment in violation of this Agreement shall be null and void.

23. Severability. The provisions of this Agreement shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity or enforceability of the other provisions hereof. If any provision of this Agreement, or the application of such provision to any Person or any circumstance, is invalid or unenforceable, (a) a suitable and equitable provision shall be substituted therefor in order to carry out, so far as may be valid and enforceable, the intent and purpose of such invalid or unenforceable provision and (b) the remainder of this Agreement and the application of such provision to other Persons or circumstances shall not be affected by such invalidity or unenforceability, nor shall such invalidity or unenforceability affect the validity or enforceability of such provision, or the application of such provision, in any other jurisdiction.

24. Counterparts. This Agreement may be executed in any number of counterparts, each such counterpart being deemed to be an original instrument, and all such counterparts shall together constitute the same agreement.

25. No Presumption Against Drafting Party. The Parties have participated jointly in negotiating and drafting this Agreement. In the event that an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties, and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any provision of this Agreement.

[Signature Page Follows]

IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the duly authorized officers of the Parties as of the date first written above.

ANDEAVOR LOGISTICS LP

By: Tesoro Logistics GP, LLC, its general partner

By	/s/ Don J. Sorensen
	Name:	Don J. Sorensen
	Title:	President

MPLX LP

By: MPLX GP LLC, its general partner

By	/s/ Michael J. Hennigan
	Name:	Michael J. Hennigan
	Title:	President

TESORO LOGISTICS GP, LLC

By	/s/ Gary R. Heminger
	Name:	Gary R. Heminger
	Title:	Chief Executive Officer

WESTERN REFINING SOUTHWEST, INC.

By	/s/ Timothy T. Griffith
	Name:	Timothy T. Griffith
	Title:	Vice President

MARATHON PETROLEUM CORPORATION

By	/s/ Gary R. Heminger
	Name:	Gary R. Heminger
	Title:	Chief Executive Officer

[Signature Page to Support Agreement]

SCHEDULE A

Unitholder	Existing Units
Tesoro Logistics GP, LLC	ANDX Common Units: 88,624,852

Western Refining Southwest, Inc.	ANDX Common Units: 67,548,276

A-1

Exhibit 99.1

MPLX LP Announces Agreement to Acquire Andeavor Logistics LP

•	MPLX to acquire ANDX in a unit-for-unit transaction at a 1.07x blended exchange ratio representing a 1% premium to market[1]

•	Combination immediately accretive to distributable cash flow for public MPLX and ANDX unitholders[2]

•	Creates a leading, large-scale, diversified midstream company anchored by fee-based cash flows with an expanded geographic footprint and enhanced long-term growth opportunities

•	Near-term focus on capital efficiency and optimization across the portfolio

FINDLAY, Ohio, May 8, 2019 – Marathon Petroleum Corporation (NYSE: MPC), MPLX LP (NYSE: MPLX), and Andeavor Logistics LP (NYSE: ANDX) today announced that the two midstream companies have entered into a definitive merger agreement whereby MPLX will acquire ANDX in a unit-for-unit transaction at a blended exchange ratio of 1.07x. This represents an equity value of approximately $9 billion and an enterprise value of $14 billion for the acquired entity. The transaction has been unanimously approved by MPLX’s and ANDX’s respective Conflicts Committees and both Boards of Directors. Subject to the satisfaction of customary closing conditions and receipt of regulatory approvals, the transaction is expected to close in the second half of 2019.

Under the terms of the merger agreement, ANDX public unitholders will receive 1.135x MPLX common units for each ANDX common unit held, representing a premium of 7.3%, and MPC will receive 1.0328x MPLX common units for each ANDX common unit held, representing a 2.4% discount. The blended exchange ratio of 1.07x represents a 1% premium to market1.

“This transaction simplifies our MLPs into a single listed entity and creates a leading, large-scale, diversified midstream company anchored by fee-based cash flows,” said Gary R. Heminger, chairman and chief executive officer. “This transaction is projected to be immediately accretive to MPLX unitholders on distributable cash flow, demonstrating MPC’s commitment to positioning its midstream business for long-term success. The combined entity will have an expanded geographic footprint which we believe enhances our long-term growth opportunities and the sustainable cash flow profile of the business. We are confident about the midstream growth and value-creation opportunities that exist across this combined platform in the best basins in the U.S.”

[1]	Based on May 2, 2019 closing prices
[2]	Based on projections as of announcement

1

Mike Hennigan will remain President of the combined entity and lead all midstream activities.

Strategic Rationale

•

Enhances prospects for full midstream value-chain capture: This combination enhances commercial opportunities building on MPLX’s strong footprint in the Marcellus and deepening the presence in the Permian. MPLX’s focus will continue to be providing services with stable, fee-based cash flows, expanding export capabilities, and leveraging existing assets for third-party business.

•

Creates opportunities to high-grade and enhance returns on project backlog: The broader footprint enhances the ability to combine commercial efforts and selectively deploy capital towards the highest return projects with strategic importance.

•

Improves financial profile: MPLX is committed to self-funding the equity portion of its capital investments and enhancing distribution coverage throughout 2019 and 2020. The company remains committed to maintaining its investment grade credit profile and views its increased size, scale, and diversification of fee-based cash flows as credit enhancing attributes.

Approvals and Timing

The transaction has been unanimously approved by MPLX’s and ANDX’s respective Conflicts Committees and both Boards of Directors. As part of the transaction, ANDX’s General Partner and an MPC subsidiary, together representing approximately 64% of ANDX’s common units, have entered into a support agreement pursuant to which those entities have agreed to deliver written consents approving the transaction. ANDX expects to maintain its current distribution level through close. The transaction is expected to close in the second half of 2019, subject to customary closing conditions.

Investor Presentation, Conference Call, Webcast

MPLX and ANDX will hold a conference call and webcast at 8:30 a.m. EDT today to discuss the transaction. Interested parties may listen to the conference call by dialing 1-888-455-2707 (confirmation number 2634753) or by visiting MPLX’s website at http://www.mplx.com and clicking on the “Events and Presentations” link in the “Investor Center” tab or ANDX’s website at http://www.andeavorlogistics.com and clicking on the “Events and Presentations” link in the “Investor” tab. A replay of the webcast will be available on MPLX’s and ANDX’s websites for two weeks. An investor presentation will also be available online prior to the conference call and webcast at http://ir.mplx.com and http://ir.andeavorlogistics.com.

MPLX and ANDX First-Quarter 2019 Earnings Announcements

MPLX and ANDX also issued their respective first-quarter 2019 financial results this morning. Management will be available to answer questions about the earnings releases on today’s

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conference call. MPLX’s and ANDX’s previously announced first-quarter 2019 earnings conference calls and webcasts, which had been scheduled for Wednesday, May 8, at 11 a.m. EDT and 1 p.m EDT, respectively, have been canceled.

Advisors

In connection with the transaction, Barclays acted as an exclusive financial advisor and Jones Day acted as legal advisor to MPC, Jefferies LLC acted as financial advisor and Latham & Watkins LLP acted as legal advisor to the Conflicts Committee of MPLX, and Goldman, Sachs & Co. LLC acted as exclusive financial advisor and Sidley Austin LLP acted as legal advisor to the Conflicts Committee of ANDX.

About Marathon Petroleum Corporation

Marathon Petroleum Corporation (MPC) is a leading, integrated, downstream energy company headquartered in Findlay, Ohio. The company operates the nation’s largest refining system with more than 3.0 million barrels per day of crude oil capacity across sixteen refineries. MPC’s marketing system includes branded locations across the United States, including Marathon brand retail outlets. Speedway LLC, an MPC subsidiary, owns and operates retail convenience stores across the United States. MPC also owns the general partner and majority limited partner interests in two midstream companies, MPLX LP and Andeavor Logistics LP, which own and operate gathering, processing, and fractionation assets, as well as crude oil and light product transportation and logistics infrastructure. More information is available at www.marathonpetroleum.com.

About MPLX LP

MPLX is a diversified, large-cap master limited partnership that owns and operates midstream energy infrastructure and logistics assets, and provides fuels distribution services. MPLX’s assets include a network of crude oil and refined product pipelines; an inland marine business; light-product terminals; storage caverns; refinery tanks, docks, loading racks, and associated piping; and crude and light-product marine terminals. The company also owns crude oil and natural gas gathering systems and pipelines as well as natural gas and NGL processing and fractionation facilities in key U.S. supply basins. More information is available at www.MPLX.com

About Andeavor Logistics LP

Andeavor Logistics LP is a fee-based, full-service, diversified midstream logistics company, with integrated assets across the western and mid-continent regions of the United States. Andeavor Logistics operates through three business segments: Terminalling and Transportation, Gathering and Processing and Wholesale. The Terminalling and Transportation segment consists of marine terminals, refined product truck terminals, rail terminals, dedicated storage facilities and transportation pipelines. The Gathering and Processing segment consists of crude oil gathering systems and pipelines as well as natural gas gathering pipelines, processing facilities and fractionation facilities. The Wholesale segment consists of a fee-based fuel wholesale business. Andeavor Logistics is a Delaware limited partnership headquartered in Findlay, Ohio.

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Forward-Looking Statements

This press release contains forward-looking statements within the meaning of federal securities laws regarding MPLX LP (MPLX) and Andeavor Logistics LP (ANDX). These forward-looking statements relate to, among other things, the proposed acquisition of ANDX by MPLX and include expectations, estimates and projections concerning the business and operations, financial priorities and strategic plans of the combined entity. In accordance with “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995, these statements are accompanied by cautionary language identifying important factors, though not necessarily all such factors, that could cause future outcomes to differ materially from those set forth in the forward-looking statements. You can identify forward-looking statements by words such as “anticipate,” “believe,” “could,” “design,” “estimate,” “expect,” “forecast,” “goal,” “guidance,” “imply,” “intend,” “may,” “objective,” “opportunity,” “outlook,” “plan,” “position,” “potential,” “predict,” “project,” “prospective,” “pursue,” “seek,” “should,” “strategy,” “target,” “would,” “will” or other similar expressions that convey the uncertainty of future events or outcomes. Such forward-looking statements are not guarantees of future performance and are subject to risks, uncertainties and other factors, some of which are beyond the companies’ control and are difficult to predict. Factors that could cause MPLX’s or ANDX’s actual results to differ materially from those implied in the forward-looking statements include: the ability to complete the proposed transaction between MPLX and ANDX on the proposed terms and timetable; the ability to satisfy various conditions to the closing of the transaction contemplated by the merger agreement; the ability to obtain regulatory approvals for the proposed transaction on the proposed terms and schedule, and any conditions imposed on the combined entity in connection with the consummation of the proposed transaction; the risk that anticipated opportunities and any other synergies from or anticipated benefits of the proposed transaction may not be fully realized or may take longer to realize than expected, including whether the proposed transaction will be accretive within the expected timeframe or at all; disruption from the proposed transaction making it more difficult to maintain relationships with customers, employees or suppliers; risks relating to any unforeseen liabilities of MPLX or ANDX; the amount and timing of future distributions; negative capital market conditions, including an increase of the current yield on common units; the ability to achieve strategic and financial objectives, including with respect to distribution coverage, future distribution levels, proposed projects and completed transactions; adverse changes in laws including with respect to tax and regulatory matters; the adequacy of capital resources and liquidity, including, but not limited to, availability of sufficient cash flow to pay distributions and access to debt on commercially reasonable terms, and the ability to successfully execute business plans, growth strategies and self-funding models; the timing and extent of changes in commodity prices and demand for crude oil, refined products, feedstocks or other hydrocarbon-based products; continued/further volatility in and/or degradation of market and industry conditions; changes to the expected construction costs and timing of projects and planned investments, and the ability to obtain regulatory and other approvals with respect thereto; completion of midstream infrastructure by competitors; disruptions due to equipment interruption or failure, including electrical shortages and power grid failures; the suspension, reduction or termination of Marathon Petroleum Corporation’s (MPC) obligations under MPLX’s and ANDX’s commercial agreements; modifications to financial policies, capital budgets, and earnings and distributions; the ability to manage disruptions in credit markets or changes to credit ratings; compliance with federal and state environmental, economic, health and safety, energy and other policies and regulations and/or

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enforcement actions initiated thereunder; adverse results in litigation; other risk factors inherent to MPLX’s and ANDX’s industry; risks related to MPC; and the factors set forth under the heading “Risk Factors” in MPLX’s and ANDX’s respective Annual Reports on Form 10-K for the year ended Dec. 31, 2018, filed with Securities and Exchange Commission (SEC).

Factors that could cause MPC’s actual results to differ materially from those implied in the forward-looking statements include: the risk that the cost savings and any other synergies from the Andeavor transaction may not be fully realized or may take longer to realize than expected; disruption from the Andeavor transaction making it more difficult to maintain relationships with customers, employees or suppliers; risks relating to any unforeseen liabilities of Andeavor; risks as set forth above related to the acquisition of ANDX by MPLX; future levels of revenues, refining and marketing margins, operating costs, retail gasoline and distillate margins, merchandise margins, income from operations, net income or earnings per share; the regional, national and worldwide availability and pricing of refined products, crude oil, natural gas, NGLs and other feedstocks; consumer demand for refined products; the ability to manage disruptions in credit markets or changes to credit ratings; future levels of capital, environmental or maintenance expenditures, general and administrative and other expenses; the success or timing of completion of ongoing or anticipated capital or maintenance projects; the reliability of processing units and other equipment; business strategies, growth opportunities and expected investment; share repurchase authorizations, including the timing and amounts of any common stock repurchases; the adequacy of capital resources and liquidity, including but not limited to, availability of sufficient cash flow to execute business plans and to effect any share repurchases or dividend increases, including within the expected timeframe; the effect of restructuring or reorganization of business components; the potential effects of judicial or other proceedings on the business, financial condition, results of operations and cash flows; continued or further volatility in and/or degradation of general economic, market, industry or business conditions; compliance with federal and state environmental, economic, health and safety, energy and other policies and regulations, including the cost of compliance with the Renewable Fuel Standard, and/or enforcement actions initiated thereunder; the anticipated effects of actions of third parties such as competitors, activist investors or federal, foreign, state or local regulatory authorities or plaintiffs in litigation; the impact of adverse market conditions or other similar risks to those identified herein affecting MPLX or ANDX; and the factors set forth under the heading “Risk Factors” in MPC’s Annual Report on Form 10-K for the year ended Dec. 31, 2018, filed with the SEC.

We have based our forward-looking statements on our current expectations, estimates and projections about our industry. We caution that these statements are not guarantees of future performance and you should not rely unduly on them, as they involve risks, uncertainties, and assumptions that we cannot predict. In addition, we have based many of these forward-looking statements on assumptions about future events that may prove to be inaccurate. While our respective management considers these assumptions to be reasonable, they are inherently subject to significant business, economic, competitive, regulatory and other risks, contingencies and uncertainties, most of which are difficult to predict and many of which are beyond our control. Accordingly, our actual results may differ materially from the future performance that we have expressed or forecast in our forward-looking statements. We undertake no obligation to update any forward-looking statements except to the extent required by applicable law.

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Additional Information and Where to Find It

In connection with the proposed transaction, a registration statement on Form S-4 will be filed with the SEC. INVESTORS AND SECURITY HOLDERS ARE ENCOURAGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE CONSENT STATEMENT/PROSPECTUS THAT WILL BE PART OF THE REGISTRATION STATEMENT, WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. The final consent statement/prospectus will be sent to unitholders of ANDX. Investors and security holders will be able to obtain the documents free of charge at the SEC’s website, www.sec.gov, from ANDX at its website, http://ir.andeavorlogistics.com, or by contacting ANDX’s Investor Relations at (419) 421-2414, or from MPLX at its website, http://ir.mplx.com, or by contacting MPLX’s Investor Relations at (419) 421-2414.

Participants in Solicitation

MPLX, ANDX, MPC and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of consents in respect of the proposed transaction. Information concerning MPLX’s directors and executive officers is set forth in its Annual Report on Form 10-K for the year ended Dec. 31, 2018, filed Feb. 28, 2019. Information concerning ANDX’s directors and executive officers is set forth in its Annual Report on Form 10-K for the year ended Dec. 31, 2018, filed Feb. 28, 2019. Information concerning MPC’s executive officers is set forth in MPC’s Annual Report on Form 10-K for the year ended Dec. 31, 2018, filed Feb. 28, 2019. Information about MPC’s directors is set forth in MPC’s Definitive Proxy Statement on Schedule 14A for its 2019 Annual Meeting of Shareholders, which was filed with the SEC on March 14, 2019. Investors and security holders will be able to obtain the documents free of charge from the sources indicated above, and with respect to MPC, from its website, https//:www.marathonpetroleum.com/Investors, or by contacting MPC’s Investor Relations at (419) 421-2414. Additional information regarding the interests of such participants in the solicitation of consents in respect of the proposed transaction will be included in the registration statement and consent statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Investor Relations Contacts:

Kristina Kazarian – Vice President, Investor Relations	(419) 421-2071
Doug Wendt – Manager, Investor Relations	(419) 421-2423
Evan Barbosa – Manager, Investor Relations	(419) 421-2539
Jim Clarke – Manager, Investor Relations	(419) 421-4165

Media Contacts:

Chuck Rice – Director, Communications and Corporate Affairs	(419) 421-2521

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